Exhibit 4.1

Annual Information Form

For the year ended December 31, 2021

(Expressed in United States Dollars)

Dated as of March 30, 2022

TABLE OF CONTENTS
GENERAL MATTERS	3
FORWARD-LOOKING INFORMATION	3
MARKET AND INDUSTRY DATA	4
EXCHANGE RATE INFORMATION	5
COMMODITY PRICE INFORMATION	5
THE COMPANY	6
THREE-YEAR HISTORY	6
DESCRIPTION OF OUR BUSINESS	13
ENVIRONMENT, SOCIAL AND GOVERNANCE	27
RISK FACTORS	31
TECHNICAL AND THIRD PARTY INFORMATION	60
DIVIDENDS	98
CAPITAL STRUCTURE	99
MARKET FOR SECURITIES	100
DIRECTORS AND OFFICERS	101
LEGAL PROCEEDINGS & REGULATORY ACTIONS	107
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	107
REGISTRAR AND TRANSFER AGENT	107
MATERIAL CONTRACTS	108
INTERESTS OF EXPERTS	108
ADDITIONAL INFORMATION	108
AUDIT COMMITTEE INFORMATION	108
APPENDIX A – AUDIT COMMITTEE CHARTER	110

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GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, the terms “Triple Flag”, the “Company”, “our”, “us” and “we” refer to Triple Flag Precious Metals Corp. and its subsidiaries. For reporting purposes, the Company presents its financial statements in United States dollars and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts in this Annual Information Form (“AIF”) are expressed in United States dollars, except as otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars. Certain totals, subtotals and percentages in this AIF may not reconcile due to rounding.

The information contained in this AIF is as of December 31, 2021, unless otherwise indicated. More current information may be available on our website at www.tripleflagpm.com or on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, we maintain supporting materials on our website which may assist in reviewing (but are not to be considered part of) this AIF including Triple Flag’s most recent Asset Handbook and Sustainability Report (which contains a discussion of our sustainability approach and governance).

FORWARD-LOOKING INFORMATION

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Our assessments of, and expectations for future periods described in this AIF are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this AIF is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking statements contained in this AIF are also based upon the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors”. For clarity, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

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Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this AIF represents our expectations as of the date of this AIF and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this AIF is expressly qualified by the foregoing cautionary statements.

MARKET AND INDUSTRY DATA

This AIF makes reference to certain industry metrics, including Gold Equivalent Ounces (“GEOs”), which is an operating metric used in our industry. GEOs are a non-IFRS measure and are based on stream and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the London Bullion Market Association (“LBMA”) PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Market and industry data presented throughout this AIF were obtained from third-party sources, industry reports and publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf, on the basis of our knowledge of the markets in which we operate, including information provided by other industry participants. These third-party sources include Skarn Associates Limited (“Skarn Associates”), S&P Global Market Intelligence, S&P Global Market Intelligence; SNL Metals & Mining Data and Wood Mackenzie Inc. (“Wood Mackenzie”). We believe that the market and industry data presented throughout this AIF are accurate and, with respect to data prepared by us or on our behalf, that our opinions, estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and industry data presented throughout this AIF are not guaranteed and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and industry data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

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EXCHANGE RATE INFORMATION

The following table sets forth the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the indicated periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of those periods, based on the exchange rate published by the Bank of Canada.

	For the year ended December 31
	2021[1]	2020[1]	2019[1]
High	1.2942	1.4496	1.3600
Low	1.2040	1.2718	1.2988
Average rate for the period	1.2535	1.3415	1.3269
Rate at the end of the period	1.2678	1.2732	1.2988

1.	Based on the daily rate published by the Bank of Canada.

On March 30, 2022, the exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was 1.2470.

COMMODITY PRICE INFORMATION

The following tables set forth the average gold and silver prices for the periods indicated.

	For the year ended December 31
Average Metal Prices/Exchange Rates	2021	2020	2019
Gold (USD$/oz)[1]	1,799	1,770	1,393
Silver (USD$/oz)[2]	25.14	20.55	16.21

1.	Based on the LBMA PM fix.

2.	Based on the LBMA fix.

On March 30, 2022, the LBMA PM fix for gold was $1,934/oz and the LBMA fix for silver was $24.76/oz.

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THE COMPANY

The Company was incorporated on October 10, 2019 under the Canada Business Corporations Act (“CBCA”) with the name Triple Flag Precious Metals Corp. and amalgamated with its wholly-owned subsidiary, Triple Flag Mining Finance Ltd., on November 8, 2019. Triple Flag is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The following chart lists our material wholly-owned subsidiaries and their applicable governing jurisdictions As at December 31, 2021, the Company owned, either directly or indirectly, 100% of the voting and non-voting securities of its material subsidiaries noted below.

THREE-YEAR HISTORY

Subsequent to December 31, 2021

Beaufor Royalty

On February 4, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 2% net smelter returns royalty (with a milestone-based stepdown to 1%) on Monarch Mining Corporation’s (“Monarch”) Beaufor Mine gold project in Quebec (the “Beaufor Royalty”) for C$6.75 million. In connection with this transaction, the Company entered into a binding agreement with Monarch to provide Monarch with additional funding of C$4.5 million in consideration for increasing the royalty rate to 2.75% and eliminating the step-down. The transaction will be recorded during the first quarter of 2022.

Talon Royalty Buydown and Disposition of Equity Interest

On February 15, 2022, Talon Nickel (USA) LLC (“Talon”) exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon’s interest in the Tamarack project in exchange for a payment of $4.5 million. The Company acquired its royalty on the Tamarack project for $5 million in March 2019. The transaction will be recorded during the first quarter of 2022.

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On December 3, 2021, we acquired five million common shares of Talon Metals Corp. (the “Talon Shares”) for C$413,000 pursuant to the exercise of our five million common share purchase warrants (the “Talon Warrants”). Subsequent to year-end, we sold five million Talon Shares for C$3.7 million. The disposition will be recorded during the first quarter of 2022.

For the year ended December 31, 2021

Gunnison Stream Amendment

On December 22, 2021, the Company and Excelsior Mining Corp. (including its subsidiaries, “Excelsior”), agreed to an amendment of the Stream Agreement between the Company and Excelsior, thereby helping to facilitate certain transactions. Pursuant to the amendment, the Company and Excelsior agreed to remove Excelsior’s buydown option and concurrently agreed to re-price Triple Flag’s 3.5 million common share purchase warrants to C$0.54 per common share (from the prior exercise price of C$1.50 per common share). This amendment was reflected in our results for the year ended December 31, 2021 and did not have a material impact on our financial statements.

Acquisition of Chilean Royalty Portfolio

On December 21, 2021, we entered into an agreement with Azufres Atacama SCM to acquire 2% net smelter return (“NSR”) royalties on each of the Aster 2, Aster 3 and Helada properties that are proximal to Gold Fields Limited’s (“Gold Fields”) Salares Norte project in Chile for $4.9 million. These properties cover prospective exploration ground that Gold Fields has been exploring. The Salares Norte project is currently under construction with anticipated first production in 2023. The royalties include buydown provisions that would reduce the amount of each NSR royalty from 2% to 1%. The amount to be received by the Company if the buydown provisions are exercised would be $2 million for the Aster 2 royalty and $4 million for each of the Aster 3 and Helada royalties.

Normal Course Issuer Bid

In October 2021, we established a normal course issuer bid (“NCIB”) program. Under the program, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the Toronto Stock Exchange (“TSX”). Repurchases under the NCIB program are authorized until October 13, 2022. Daily purchases are limited to 8,218 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 20, 2021 to October 5, 2021 (being 32,872 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB program will be cancelled. As at December 31, 2021, the Company had purchased 155,978 of its common shares under the NCIB for $1.7 million.

In December 2021, we established an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the NCIB program. The ASPP is intended to allow us to purchase common shares under the NCIB program at times when we would ordinarily not be permitted to purchase them due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, the Company may instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases will be made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP.

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Dividend Reinvestment Plan

In October 2021, we announced that we had implemented a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional and will not affect shareholders’ cash dividends, unless they elect to participate in the DRIP. At the Company’s discretion, reinvestment will be made by acquiring common shares from the open market or issuing shares from treasury. The plan is effective for dividends declared by the Company, beginning with dividends declared in November 2021.

Initial Public Offering

We closed our initial public offering (“IPO”) on May 26, 2021. We sold an aggregate of 19,230,770 treasury common shares at an offering price of $13.00 per share. On June 29, 2021, the underwriters of the IPO exercised an over-allotment option granted to purchase a further 1,058,553 treasury common shares at the initial offering price of $13.00 per share. The common shares are listed on the TSX in both Canadian and U.S. dollars under the symbols TSX:TFPM and TSX:TFPM.U, respectively. Total proceeds from the IPO, net of underwriter fees and various issuance costs, were $245.1 million, which proceeds were used to fund the repayment of existing indebtedness incurred pursuant to the Credit Facility.

IAMGOLD Royalty Portfolio Purchase

On January 12, 2021, we entered into an agreement to purchase a royalty portfolio from IAMGOLD. On March 26, 2021, we entered into an amendment agreement with IAMGOLD, pursuant to which we agreed to acquire a royalty portfolio consisting of 34 royalties on various exploration and development properties for an aggregate acquisition price of $45.7 million. The acquisition of 33 royalties for $35.7 million closed effective March 26, 2021. The acquisition of the remaining royalty, Antofagasta’s Polo Sur project located in Chile, closed on April 16, 2021, following satisfaction of certain corporate actions in Chile. Transaction costs incurred of $393 thousand were capitalized at the acquisition date.

For the year ended December 31, 2020

Buriticá Gold Stream Buyback

On September 22, 2020, we received an irrevocable notice from the operator of the Buriticá mine, Zijin Mining Group Co. Ltd.’s (“Zijin Mining”), to exercise the buyback option it had on the Buriticá gold stream. On December 29, 2020, we received a cash payment of $78.0 million, calculated as $80 million less adjustments based on gold ounces delivered to us during the fourth quarter of 2020 and recorded a gain of $30.9 million on the disposition of the Buriticá gold stream. The Buriticá silver stream was not affected and is not subject to any reduction.

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Credit Facility Amendment

On September 21, 2020, we increased our existing four-year credit facility (the “Credit Facility”) from $400 million to $500 million, with an additional uncommitted accordion of $100 million, for a total availability of up to $600 million. Under the amendment, the applicable interest rate margin of the facility was reduced by 25 basis points across all tiers. All other significant terms of the Credit Facility remain unchanged, including its maturity date of August 30, 2023.

Northparkes Gold and Silver Stream

On July 10, 2020, we entered into an agreement with China Molybdenum Company Limited (“CMOC”) and certain of its subsidiaries, to receive gold and silver deliveries determined by reference to gold and silver production of the Northparkes mine located in New South Wales, Australia. Northparkes is currently owned 80% by CMOC and 20% by Sumitomo Corporation and Sumitomo Metal Mining Co., Ltd. On July 17, 2020, we paid an upfront cash advance amount of $550 million to a subsidiary of CMOC and will make additional ongoing payments equal to 10% of the spot gold price at the time of delivery for each ounce delivered in exchange for gold deliveries equal to 54% of Northparkes’ payable gold production until 630,000 ounces have been delivered to us, and 27% of payable gold production thereafter. In addition, we will make ongoing payments equal to 10% of the spot silver price for silver deliveries equal to 80% of Northparkes’ payable silver production until 9,000,000 ounces have been delivered to us, and 40% of payable silver production thereafter, in each case for production within all concentrate shipments following the July 1, 2020 effective date. Transaction costs incurred of $4 million were capitalized at the acquisition date. The parties have agreed to fixed payability factors of 93% for gold and 90% for silver. The stream has been recorded as a mineral interest.

Nevada Copper Amendment

On March 27, 2020, we entered into an agreement with Nevada Copper consisting of several components totaling $35 million in near-term funding and a contingent payment of $5 million. The first component was a stream amendment whereby Triple Flag International Ltd. (“TF International”) agreed to advance an additional deposit of $15 million to Nevada Copper, bringing the total amount of funding for the Pumpkin Hollow underground stream to $85 million. As consideration for the additional advance of $15 million, the parties agreed to increase the stream rate for gold and silver to 97.5% from 90% and reduce the variable gold and silver price payable by us on delivery of gold and silver from 10% to 5% of the relevant spot price. The first $10 million was funded on May 1, 2020 and the balance is being funded through re-investment of 50% of the first $10 million of cash flow generated from the stream from May 1, 2020 onwards. Funding through reinvestment of cash flows generated is being recorded at the funding date as a mineral interest.

The second component of the agreement was the purchase of a 0.7% NSR royalty on the open pit portion of the Pumpkin Hollow copper project for $17 million, which was paid on March 27, 2020. The third component of the agreement was the purchase of a 2% NSR royalty on the Tedeboy Area for $3 million and a contingent payment of $5 million. The $3 million was paid on March 27, 2020 and the contingent payment of $5 million will be funded upon commencement of commercial production. The additional deposit and royalties have been recorded as mineral interests. The contingent payment will be recorded as a mineral interest at the funding date.

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Stornoway Credit Bid Transaction

On March 24, 2020, Stornoway suspended operations following an order by the Quebec Government public health authorities as a measure to combat the COVID-19 pandemic. Renard remained on care and maintenance following the lifting of this Government order effective April 15, 2020. In September 2020, the Stornoway board approved a restart plan and Renard re-commenced production on September 1, 2020. Further to this restart plan, the shareholders of Stornoway increased the working capital facility by up to C$30 million (up to C$3.75 million for Triple Flag) in a senior secured working capital facility, resulting in our attributable portion of the working capital facility increasing from C$2.6 million to C$6.35 million, of which C$0.78 million (net of repayments of C$1.43 million) has been advanced as of December 31, 2021.

RBPlat Gold Stream

On October 13, 2019, we entered into an agreement with RBPlat, a company headquartered in South Africa and listed on the Johannesburg Stock Exchange (“JSE”), its direct and indirect subsidiaries Royal Bafokeng Resources Proprietary Limited and Maseve Investments 11 Proprietary Limited, pursuant to which TF International agreed to purchase a 70% gold stream on the RBPlat PGM Operations in exchange for an upfront cash advance of $145 million and ongoing payments of 5% of the spot gold price for each ounce of gold delivered under the agreement. Under the terms of the agreement, we will receive 70% of the payable gold until 261,000 ounces are delivered, and 42% of payable gold thereafter. The parties have agreed to a fixed payability ratio of 85%, and to a gold recovery floor mechanism whereby for the first five calendar years commencing at closing, if gold recoveries at the RBPlat PGM processing facilities are less than 66%, we will be entitled to receive an additional delivery of gold representing the amount of gold that would have been delivered in such year had gold recoveries been 66%. Transaction costs include capitalized costs of $115 thousand. The transaction closed on January 23, 2020.

For the year ended December 31, 2019

Steppe Gold Stream Agreement Amendment

On September 30, 2019, we entered into an agreement (the “Steppe Gold Amendment”) with Steppe Gold to amend the terms of our existing gold and silver streams. Under the terms of the Steppe Gold Amendment, we advanced an additional deposit of $5 million to Steppe Gold, bringing the total amount of funding to $28 million. As consideration for the additional advance of $5 million, the parties agreed to reduce the variable gold and silver price payable by TF International on delivery of gold and silver from 30% to 17% of the relevant spot price and agreed to eliminate the seven-day quotational period mechanic. As additional consideration, Steppe West LLC, a wholly-owned subsidiary of Steppe Gold, granted a 3% NSR royalty on minerals derived from the Uudam Khundii property owned by Corundum Geo LLC, an 80% owned subsidiary of Steppe West LLC. The Steppe Gold Amendment was funded on October 2, 2019.

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Disposal of Brucejack Offtake

On September 15, 2019, we entered into an agreement with Pretium Exploration Inc., a subsidiary of Pretium Resources, regarding the sale of our interest in the Brucejack gold offtake agreement for a cash purchase price of $41.3 million. The transaction closed on September 30, 2019 and resulted in a gain of $26.4 million.

Stornoway Credit Bid Transaction

On September 8, 2019, we entered into a letter of intent (“LOI”) with Stornoway Diamond Corporation (“SWY”) and its subsidiaries Stornoway Diamonds (Canada) Inc. (“SDCI”), FCDC Sales and Marketing Inc. (“FCDC”) and Ashton Mining of Canada Inc. (“Ashton”, and together with SWY, SDCI and FCDC, collectively the “Stornoway Companies”) alongside other secured creditors (collectively, the “Participating Secured Creditors”) under the bridge financing agreement entered into with the Stornoway Companies on June 10, 2019. Under the terms of the LOI, Triple Flag and the Participating Secured Creditors confirmed their intention to acquire, through an entity formed for this purpose (“AcquisitionCo”), substantially all of the assets and properties of the Stornoway Companies, and assume the debts and liabilities owing to the Participating Secured Creditors and other first-ranking creditors of the Stornoway Companies as well as the ongoing obligations related to the operation of the Renard mine, subject to certain limited exceptions (the “Credit Bid Transaction”). Pursuant to the Credit Bid Transaction, we maintained our 4% diamond stream on the Renard mine and will continue to receive stream deliveries, and agreed to reinvest our proceeds from the stream for a period of one year from the closing date of the Credit Bid Transaction, which period has been extended until April 30, 2022. In connection with the Credit Bid Transaction, Stornoway applied to the Superior Court of Quebec (Commercial Division) (the “Superior Court of Quebec”) on September 9, 2019 for protection under the Companies’ Creditors Arrangement Act (Canada) in order to restructure its business and financial affairs (the “CCAA Proceedings”). Concurrent with entering into the LOI, Triple Flag and the Participating Secured Creditors entered into a definitive and binding working capital facility agreement with, inter alios, SDCI, FCDC and Ashton providing for a working capital facility in an initial amount of C$20 million (C$2.6 million attributable to Triple Flag), which facility is secured by a priority lien over the assets of the Stornoway Companies and can be increased for additional amounts at the option of the Participating Secured Creditors.

On October 6, 2019, AcquisitionCo and the Stornoway Companies entered into a definitive purchase agreement with respect to the Credit Bid Transaction. On October 7, 2019, the Stornoway Companies obtained an approval and vesting order from the Superior Court of Quebec issued in connection with the CCAA Proceedings and the Credit Bid Transaction. Closing of the Credit Bid Transaction occurred on November 1, 2019. We currently hold a 13% equity interest in Stornoway Diamond Corporation and a 4.0% diamond stream on the Renard mine.

Credit Facility Amendment

On August 30, 2019, we increased the Credit Facility from $200 million to $400 million, with an additional uncommitted accordion of $100 million, for a total availability of up to $500 million. All significant terms of the Credit Facility were unchanged and a new four-year term began on August 30, 2019.

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Pumpkin Hollow Stream Amendment

On May 6, 2019, we entered into an amendment to the Pumpkin Hollow Stream whereby Nevada Copper’s buy down option was amended to permit Nevada Copper to reduce the stream percentage from 90% to 75% in exchange for $15.4 million, subject to certain adjustments (previously Nevada Copper had a buy down option to reduce the stream percentage from 90% to 55% in exchange for $36 million). The buy-down option expired unexercised on February 20, 2020.

Buriticá Gold and Silver Stream

On March 15, 2019, we entered into an agreement with Continental Gold Inc. (“Continental”), a TSX-listed company, to acquire a subordinated secured 2.1% gold and a 100% fixed ratio silver stream on the Buriticá project in exchange for $100 million paid by TF International, plus ongoing payments of 10% of the gold spot price for each ounce of gold purchased and 5% of the silver spot price for each ounce of silver purchased. TF International agreed to purchase from Continental gold equivalent to 2.1% of the payable gold produced from Buritica´ over its life-of-mine and silver equivalent to 100% of reference silver calculated using a fixed ratio to payable gold (the fixed ratio being 1.84 ounces of silver for each ounce of payable gold produced from the Buritica´ project over its life-of-mine). The $100 million was funded on June 25, 2019. On March 4, 2020, Continental was acquired by Zijin Mining. As described above, on December 29, 2020, we received a cash payment of $78.0 million and recorded a gain of $30.9 million on the disposition of the gold stream.

Talon Metals Corp.

On March 7, 2019, we acquired a 3.5% NSR royalty from Talon Nickel (USA) LLC (“Talon”), a wholly-owned subsidiary of Talon Metals Corp, a TSX-listed company, on Talon’s participating interest in the Tamarack Project for total consideration of $5 million. The royalty is payable from Talon’s participating interest in the Tamarack project. The royalty agreement contains a put right pursuant to which Triple Flag has, in certain instances, an option to cause Talon to repurchase the entire royalty for a cash payment of $8.6 million. If Triple Flag does not exercise the put right, Talon has a one-time option to reduce the percentage of the royalty to 1.85% in exchange for $4.5 million. In connection with the royalty agreement, Talon issued to us five million warrants exercisable to acquire five million common shares of Talon Metals Corp. on or before March 7, 2022 at an exercise price of C$0.0826 per share. In December 2021, we exercised the warrants and acquired five million common shares of Talon for C$413,000.

GoldSpot Discoveries Corp.

On January 30, 2019, we paid $2.2 million (C$2.9 million) for the acquisition of 175,227 subscription receipts entitling us to receive common shares of GoldSpot Inc. (“GoldSpot”). These shares were subsequently exchanged for 7,248,686 common shares of GoldSpot Discoveries Corp. (previously known as Duckworth Capital Corp.) pursuant to the terms of an amalgamation agreement between, among others, GoldSpot and Duckworth Capital Corp. In addition, we entered into a mineral interest purchase agreement with GoldSpot pursuant to which, in exchange for $75,735, we were granted a 50% interest in certain mineral interests held or to be acquired by GoldSpot, and certain rights with respect to future mineral interests that are acquired by GoldSpot.

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DESCRIPTION OF OUR BUSINESS

Overview

Triple Flag is a gold-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a sought-after, long-term funding partner to mining companies throughout the commodity cycle, while generating attractive returns for our investors.

From our inception in 2016 to our current position as an emerging senior streaming and royalty company, we have invested in excess of $1.7 billion of capital and systematically developed a long-life, low-cost, high-quality, diversified portfolio of streams and royalties providing exposure primarily to gold and silver.

We currently have 79 assets, consisting of 9 streams and 70 royalties. These investments are in mining assets at various stages of the mine life cycle.

Asset Count
Producing	15
Development & Exploration	64
Total	79

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to increase the scale and quality of our portfolio of precious metal streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, that enables us to increase the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners and create a high-quality, gold-focused portfolio of streams and royalties for our investors. We focus on “per share” metrics with the objective of pursuing accretive new investments with careful management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

Triple Flag was founded with the vision of becoming a leading streaming and royalty company. We are equipped with a highly experienced management team and board of directors (“Board”), as well as significant financial capital in order to assemble a sizeable portfolio of high-quality, cash-generating streaming and royalty assets. We believe we are well positioned to continue growth by virtue of combining our existing high-quality portfolio with our highly-experienced management team and Board, our differentiated approach and ongoing access to capital to pursue the best available deals.

We aim to create shareholder value by increasing our net asset value per share and free cash flow per share, along with Mineral Resources and Mineral Reserves per share over the long term. To achieve this, our portfolio, which is underpinned by a stable base of cash flow generating streams and royalties, is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to increase the scale and quality of our portfolio of precious metal streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, with a focus on “per share” metrics and the objective that accretive new investments are pursued with careful management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

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We assess investment opportunities using a combination of measures and primarily focus on assets which:

●	are located in mining-friendly jurisdictions with lower geopolitical risk;

●	are in production, construction or advanced-stage development as opposed to those in exploration;

●	are positioned in the first half of the cost curve;

●	have long mine lives;

●	have embedded growth prospects, represented by the potential for ongoing life extension or expansion and rights of first refusal; and

●	demonstrate a high degree of counterparty quality.

We balance our portfolio focus of cash generating mines and construction-ready, fully permitted projects (with development times of typically less than two years to cash flow), with prudent investments in earlier stages of the mine life cycle to maintain a robust exploration and development pipeline. Although our target investment geographies are the Americas and Australia, we will pursue assets globally for appropriate risk-adjusted returns where we can ensure adequate commercial protections and the asset and counterparty quality justifies it. We target long-term portfolio precious metals content of at least 90% with an emphasis on gold and may occasionally consider exposure to base metals, with our non-precious metals investments focused on metals aligned with decarbonization and electrification. Our strategy does not include making standalone equity investments in mining assets or companies and excludes investments in fossil fuels.

Good environmental, social and governance (“ESG”) practices are core to our identity. We believe that ESG is critical to the long-term success of our organization, the mining industry and society as a whole. Although we do not operate any mining assets, we believe we can make a positive impact by investing in streams and royalties on mines and projects where we believe ESG is well managed by our counterparties. ESG is a key filter and gating item, and our investment due diligence process includes an extensive assessment of our counterparties’ environmental, social governance, health and safety management practices and local stakeholder engagement in addition to a review of geology, exploration, Mineral Reserve and Mineral Resource modelling, mine design and scheduling, geotechnics, mineral processing, tailings, permitting and legal, regulatory, tax and financial considerations.

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We have a differentiated approach to assessing new investment opportunities and supplement our core team with highly specific third-party experts drawn from an extensive global network. The expertise employed and due diligence are tailored for each investment. We operate with a lean core team of professionals to in order to cultivate the nimble and analysis-driven culture required to identify new opportunities and efficiently structure creative solutions for our mining partners, while maintaining low overhead costs. Our objective is to uncover underpriced assets through detailed due diligence and to leverage our extensive mining industry experience and expertise and global networks to uncover and develop potentially valuable investment propositions and apply judgment to ascertain the outlook for any mining asset. We undertake a detailed review of each asset with a view to identifying risks and assessing its overall quality as well as its pro forma impact on, and strategic fit within our portfolio. We believe this differentiated approach has enabled excellence in analysis and provided us with the ability to effectively uncover both the true potential and inherent risks of each opportunity. We believe this has created a competitive advantage as evidenced by the systematic development of our portfolio over the past five years, while applying the discipline to decline otherwise superficially attractive opportunities. We believe our business model is scalable, enabling us to pursue our growth-oriented strategy while maintaining a lean organization. Furthermore, through the Northparkes stream acquisition in 2020 (as described below), we have showcased our ability to effectively conduct extensive and comprehensive due diligence on a large asset with an adjusted approach for restrictions related to COVID-19.

We pride ourselves on our adaptability and flexibility in structuring financing solutions that are customized to meet the needs of our mining partners, while seeking acceptable risk-adjusted returns and contractual protections. We seek to be a valued finance partner by strengthening balance sheets, enhancing liquidity and funding the acquisition and development of new mines. As a result of this partnership approach and our senior leadership’s extensive industry relationships, a high proportion of our deal opportunities are developed from bilateral discussions rather than auction processes. In addition to transactions negotiated on a bilateral basis, we have also been successful in winning auctions when our due diligence processes support our conclusions that they are compelling and will be accretive to our portfolio. In particular, when participating in auctions we calibrate our bid to reflect the discounted cash flow of due diligenced mine plans and a review of internal rates of return and net asset value under various upside and downside scenarios based on applied probabilities, sensitivity analysis to commodity prices, stress testing and deal sizing modelled under low price scenarios over the mine life.

Triple Flag was formed in April 2016. Led by Shaun Usmar, our Founder and Chief Executive Officer, and with the support of our principal shareholders, Triple Flag Mining Elliott and Management Co-Invest LP (“Co-Invest LP”) and Triple Flag Co-Invest Luxembourg Investment Company S.ár.l (“Co-Invest Luxco”, together with Co-Invest LP, the “Principal Shareholders”) we have successfully completed 18 transactions since inception.

Our initial transaction was the December 2016 acquisition of a silver stream on Cerro Lindo, a polymetallic mine in Peru operated by Nexa Resources SA (“Nexa”). We have since added several assets to our portfolio, including an NSR royalty interest in Agnico Eagle Mines Limited’s (formerly Kirkland Lake Gold Ltd. (“Kirkland”)) Fosterville mine in Australia, a gold stream on RBPlat’s PGM Operations in South Africa, a gold and silver stream on China Molybdenum Company Limited’s (“CMOC”) Northparkes mine in Australia, a gold and silver stream on Steppe Gold Ltd.’s (“Steppe Gold”) Altan Tsagaan Ovoo (“ATO”) mine in Mongolia, an NSR royalty interest in Alamos Gold Inc.’s (“Alamos Gold”) Young-Davidson mine in Canada, a copper stream on Excelsior Mining Corp.’s (“Excelsior”) Gunnison mine in Arizona, a gold and silver stream on Nevada Copper Corp.’s (“Nevada Copper”) Pumpkin Hollow mine in Nevada and a silver stream on Zijin Mining’s Buriticá mine in Colombia. In the first quarter of 2021, we acquired a royalty portfolio from IAMGOLD Corporation and certain of its subsidiaries (together, “IAMGOLD”) consisting of 34 royalties on various exploration and development properties, including 19 prospective properties in the Abitibi region, for an aggregate acquisition price of $45.7 million. In December of 2021, we acquired a royalty portfolio from Azufres Atacama SCM for $4.9 million.

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Outlook

The following contains forward looking statements about our 2022 guidance and our long-term production outlook. For a description of material factors that could cause our actual results to differ materially from the forward-looking information below, please see the “Forward-Looking Information” section of this AIF and the “Risk Factors” section of this AIF filed with the Canadian securities regulatory authorities on www.sedar.com. GEOs as presented is a non-IFRS financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS measure, please see the “Non-IFRS Financial Performance Measures – Gold Equivalent Ounces (“GEOs”)” section included in the Management’s Discussion & Analysis of the Company’s 2021 Annual Report which is available on our SEDAR profile at www.sedar.com, and which disclosures are incorporated by reference herein.

In 2022, we expect attributable royalty income and stream sales to total 90,000 to 95,000 GEOs, compared to 83,602 GEOs in 2021. Sales are expected to be weighted towards the back end of 2022.

2022
GEOs Sales	90,000 to 95,000 GEOs
Gold: 50% to 55%
GEOs by Commodity Weighting	Silver: 40% to 45%
Other[1]: 5 % to 10%
Depletion	$59 million to $63 million
$16 million to $17 million comprising:
General & Administrative Costs	● Cash G&A: $11 million to $12 million
● Non-Cash G&A: $5 million
Australian Cash Tax Rate [2]	25%

1.	‘Other’ refers to copper and diamonds.

2.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, specifically Fosterville, Dargues, Henty and Stawell.

Production over the five-year period ending in 2027 is expected to average 110,000 GEOs per year, a significant increase over current production levels primarily due to continued production growth from Northparkes, Buriticá, Pumpkin Hollow, Gunnison, Dargues, and the resumption of leaching at ATO. The 5,000 GEOs per annum increase, compared to the 2021 outlook for the 5-year period ending in 2026, is due to the addition of ore feed from Northparkes E31 open pit, which is expected to allow Northparkes to fully utilize the 7.6 million tonne per annum processing capacity earlier than originally expected. Processing of E31 ore is expected to commence in 2023.

Over the 10-year period ending in 2032, we expect average production of 105,000 GEOs per year, benefiting from mining of the high-grade E22 block cave at Northparkes, which is expected to commence production in 2026. Centerra Gold’s Kemess project and Talon Metal’s Tamarack project are not included in Triple Flag’s five-year outlook but are included in the 10-year outlook. Long-term GEOs are based on $1,600/oz gold, $21/oz silver and $3.50/lb copper. Above and beyond the long-term production outlook, we believe there is considerable optionality related to potential life of mine extensions, expansions and exploration from our 15 producing mines and 64 exploration and development assets in the portfolio, before factoring in potential future transactions that would add to our growth profile.

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The majority of the production expected over the 5- and 10-year outlook is derived from mines that are currently in production and supported by Mineral Reserve estimates. The long-term production outlook requires minimal capital expenditures by the asset operators and a number of the development projects have been permitted, providing a low-risk outlook.

			5-year Outlook	10-year Outlook
			Annual Average	Annual Average
	2021	2022 Guidance	(2023 - 2027)	(2023 - 2032)
Gold Equivalent Ounces	83,602	90,000 to 95,000	110,000	105,000

Our outlook on stream and royalty interests is based on assumptions, including the public statements and other disclosures by the third-party owners and operators of the properties on which we have stream and royalty interests (subject to our assessment thereof).

Our 2022 guidance and long-term expected GEOs are based on publicly available forecasts of the owners or operators of our stream and royalty properties. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing Mineral Reserves and the operator’s publicly disclosed guidance on future production, the conversion of Mineral Resources to Mineral Reserves, drill results, our view on opportunities for mine plan optimization and other factors. In estimating GEOs for 2022, we used commodity prices of $1,800/oz gold, $23.50/oz silver, $4.20/lb copper and $110/carat diamond for the remainder of 2022. In estimating 5- and 10-year average GEOs, we used commodity prices of $1,600/oz gold, $21.00/oz silver, $3.50/lb copper, $110/ct diamond and $6.50/lb nickel.

Streaming and Royalty Business

In a stream, the holder makes an upfront deposit and ongoing payments in exchange for a percentage of specified metals (often a by-product of the mine) determined with reference to metals produced from a mine, at a pre-agreed price or percentage of market price. A royalty is a payment to a royalty holder by an operator or owner of a mining property and is typically based on a percentage of the minerals produced or the revenues or profits generated from the property. Stream interests and, typically, royalty interests, are established through a contract between the holder and the property owner. Streams and royalties are not typically working interests in a property and, therefore, the holder is generally not responsible for contributing additional funds for any purpose, including operating or capital costs or environmental or reclamation liabilities.

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Stream interests and revenue-based royalty interests (as opposed to profit-based royalty interests) have no direct exposure to operating and capital costs incurred at the property level. As a result, a holder of such stream or revenue-based royalty is typically insulated from inflation in operating and capital costs, as well as care and maintenance costs associated with temporary mine suspensions. However, since streams and royalties are usually structured for the entire life-of-mine and as a percentage of metal production, the holders benefit from the upside provided by exploration success, mine life extensions and operational expansions within the areas covered by the streams and royalties, typically without sharing in the costs that operators incur to realize such upside. A streaming and royalty business model also facilitates greater diversification than is typical for mining companies. Streaming and royalty companies generally hold a portfolio of assets (often diversified by mine, jurisdiction, operator and commodity), whereas mining companies generally are dependent on only one or a few key mines.

Our streaming and royalty business model offers advantages relative to mining companies and bullion

	Triple Flag	Mining Companies	Bullion
Exposure to:
Metal Prices
Earnings & Dividends[1]
Reserves Replacement[2]
Operational Expansions or Advancement of Development Projects[2]
Limited exposure to:
Margin Compression[3]
Capital and Operating Costs[4]
Environmental and Mine Closure Costs

1.	We have declared and paid dividends each quarter since the second quarter of 2021. Any determination to pay dividends in the future will be at the discretion of our Board and will depend on many factors, including, among others, our financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, including those under our Credit Facility, solvency tests imposed by applicable corporate law and other factors that our Board may deem relevant. See “Risk Factors — Risks Related to Ownership of Our Common Shares — Our ability to pay dividends will be dependent on our financial condition and other restrictions”.

2.	These items depend on the operating and capital allocation decisions of the owner or operator of the property. See “Risk Factors — We have limited or no control over the operation of the properties in which we hold an interest and the operators’ failure to perform or decision to cease or suspend operations will affect our revenue”.

3.	“Margin Compression” represents a decline in asset margin as a result of declining metals prices, potential operating cost inflation or both.

4.	Including care and maintenance costs.

Summary of Our Asset Portfolio

We own a portfolio of 79 streams and royalties, including 9 streams and 70 royalties. These investments are in mining assets at various stages of the mine life cycle, including 15 producing mines (including four of which are in ramp-up to nameplate capacity) and 64 development and exploration-stage projects.

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Our Material Properties

Northparkes Mine — New South Wales, Australia

On July 10, 2020, TF International entered into a metal purchase and sale agreement, effective as of July 1, 2020, (the “Northparkes Stream Agreement”) with CMOC Metals Holding Limited, CMOC Mining Pty Limited and CMOC Mining Services Pty Limited (subsidiaries of CMOC) and CMOC, pursuant to which, in exchange for total upfront cash consideration of $550 million paid by us, plus a payment equal to 10% of the spot gold price and spot silver price for each ounce of gold and silver purchased, we agreed to purchase from CMOC Metals Holding Limited: (i) gold equivalent to 54% of the payable gold produced from the Northparkes mine until such time as an aggregate of 630,000 ounces have been delivered to us, and thereafter 27% of payable gold, and (ii) silver equivalent to 80% of the payable silver produced from the Northparkes mine until such time as an aggregate of nine million ounces of silver have been delivered to us, and 40% of the silver thereafter for the remainder of the life of the mine. Our stream interest covers an area of approximately 1,094.4 square kilometers. Under the terms of the agreement, Triple Flag was granted a right of first refusal (“ROFR”) over future streaming agreements, royalty agreements or similar transactions related to minerals produced at the Northparkes mine. The parties’ obligations under the stream are unsecured.

The Northparkes mine has historically disclosed net reserve growth after giving effect to depletion. As reported by S&P Global Market Intelligence; SNL Metals & Mining Data and Wood Mackenzie, at the end of 2001 gold contained in Proven and Probable Mineral Reserves totaled 998 thousand ounces (“koz”), compared with 955 koz at the end of 2020; during the same period the Northparkes mine produced 996 koz of gold, recovered in concentrate, equating to Mineral Reserves depletion of approximately 1,382 koz of gold (assuming, based on publicly disclosed annual recoveries, an average metallurgical recovery of 72% per Wood Mackenzie). Over this period, gold Mineral Reserves addition of approximately 1,339 koz has offset Mineral Reserves depletion by approximately 1.0 times, leaving the December 31, 2020 Mineral Reserves disclosed by CMOC approximately unchanged.

Cerro Lindo Mine — Chincha Province, Peru

On December 20, 2016, TF International entered into a metal purchase and sale agreement with Milpo UK Limited and Compania Minera Milpo S.A.A. (subsidiaries of Nexa), pursuant to which, in exchange for total upfront cash consideration of $250 million paid by us, plus a payment equal to 10% of the monthly average silver price for each ounce of silver purchased, we agreed to purchase from Milpo UK Limited silver equivalent to 65% of the payable silver produced from the Cerro Lindo mine until such time as an aggregate of 19.5 million ounces of silver have been delivered to us, and 25% of the silver thereafter for the remainder of the life of the mine. Our stream interest covers an area of approximately 90.7 square kilometers. Under the terms of the agreement, we were granted a ROFR over future streaming agreements, royalty agreements or similar transactions related to minerals produced at the Cerro Lindo mine, including the Cerro Lindo north area. The parties’ obligations under the stream are unsecured.

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The Cerro Lindo mine has historically disclosed net reserve growth after giving effect to depletion. As reported by S&P Global Market Intelligence; SNL Metals & Mining Data, at the end of 2009 silver contained in Proven and Probable Mineral Reserves totaled 27.5 million ounces (“Moz”), compared with 35.5 Moz at the end of 2020; during the same period the Cerro Lindo mine produced 30.8 Moz of silver, recovered in concentrate, equating to Mineral Reserves depletion of approximately 45.6 Moz of silver (based on publicly disclosed annual recoveries, an average metallurgical recovery of 68% per S&P Global Market Intelligence; SNL Metals & Mining Data). Over this period, silver Mineral Reserves addition of approximately 53.6 Moz has offset Mineral Reserve depletion by approximately 1.2 times, resulting in the December 31, 2020 Mineral Reserves disclosed by Nexa being higher than that disclosed at the end of 2009. Similarly, as reported by S&P Global Market Intelligence; SNL Metals & Mining Data, as at December 31, 2015 the last Mineral Reserves statement date prior to our acquisition of the Cerro Lindo stream in 2016, the Proven and Probable Mineral Reserves for the Cerro Lindo mine measured as total tonnages was approximately 46 Mt, compared to approximately 52 Mt as at December 31, 2020. For our disclosure of Mineral Reserves in respect of the Cerro Lindo mine and scientific and technical information with respect to the Cerro Lindo mine, see “Cerro Lindo Mining and Technical Information”.

RBPlat PGM Operations — North West Province, South Africa

On October 13, 2019, TF International entered into a metals purchase and sale agreement (the “RBPlat Stream Agreement”) with RBPlat and its direct and indirect subsidiaries Royal Bafokeng Resources Proprietary Limited (“RBR”) and Maseve Investments 11 Proprietary Limited pursuant to which Triple Flag agreed to purchase from RBR 70% of the payable gold produced from the RBPlat PGM Operations over their life-of-mine, for total upfront cash consideration of $145 million, plus a payment equal to 5% of the gold spot price for each ounce of gold delivered under the agreement. Following the date on which 261,000 ounces of gold have been delivered to us, our stream percentage will be reduced to 42% of the payable gold for the remaining life of the mine. The parties have agreed to a fixed payability ratio of 85% and a gold recovery floor mechanism whereby for the first five calendar years commencing at closing, if gold recoveries at the RBPlat PGM processing facilities are less than 66%, then Triple Flag will be entitled to receive an additional delivery of gold representing the amount of gold that would have been delivered in such year had gold recoveries been 66%. In connection with the agreement, RBPlat provided Triple Flag with a limited recourse guarantee and granted Triple Flag certain security interests over certain assets related to the RBPlat PGM Operations until the date on which 261,000 ounces of gold have been delivered to Triple Flag. Triple Flag’s security interests are subordinated to the interests of the senior lenders to RBPlat. Triple Flag funded the upfront deposit on January 23, 2020. Our stream interest covers an area of approximately 104.3 square kilometers. Triple Flag was granted a ROFR over future streaming agreements, royalty agreements and similar transactions related to minerals produced at the RBPlat PGM Operations, including the Styldrift II development project and neighboring royalty concessions held by Impala Platinum Holdings Limited (“Impala”).

Other Select Properties

Fosterville Mine — Victoria, Australia

Triple Flag owns a 2.0% NSR royalty (the “Fosterville Royalty”) in the mineral properties comprising the Fosterville mine in Victoria, Australia. The Fosterville Royalty is payable to Triple Flag on all gold recovered or produced from the Fosterville mine and sold (or deemed to have been sold) by or for Fosterville Gold Mine Pty Ltd. Our royalty interest covers an area of approximately 508.4 square kilometers.

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Triple Flag acquired the Fosterville Royalty as part of a portfolio of royalties acquired from Centerra Gold Inc. and its subsidiaries for an aggregate purchase price of $155 million pursuant to a purchase and sale agreement (the “Royalty Purchase Agreement”) dated May 16, 2018, between, among others AuRico Metals Inc., AuRico Canadian Royalties Holdings Inc., TF R&S Canada Ltd. (“TF R&S”) and TF International. Under the terms of the Royalty Purchase Agreement, TF R&S acquired, among other assets, all of the issued and outstanding shares in the capital of TF Australia Holdings Ltd. (“TF Australia Holdings”), the holder of the Fosterville Royalty. The parties’ obligations under the Fosterville Royalty are unsecured.

Principally by virtue of the discovery of the Swan Zone, the Fosterville mine has disclosed net reserve growth after giving effect to depletion. As reported by S&P Global Market Intelligence; SNL Metals & Mining Data, at the end of August 2006 gold contained in Proven and Probable Mineral Reserves totaled 1,004 koz, compared with 1,970 koz at the end of 2020; during the same period the Fosterville mine produced 2,891 koz of gold, equating to Mineral Reserves depletion of approximately 3,116 koz (assuming, based on publicly disclosed annual recoveries, an average metallurgical recovery of 93% per S&P Global Market Intelligence; SNL Metals & Mining Data). Over this period, gold Mineral Reserves addition of approximately 4,082 koz has offset Mineral Reserves depletion by approximately 1.3 times, resulting in the December 31, 2020 Mineral Reserves disclosed by Kirkland higher than that disclosed at the end of August 2006. As reported by S&P Global Market Intelligence; SNL Metals & Mining Data, as at December 31, 2017, the last Mineral Reserves statement date prior to our acquisition of the Fosterville royalty in 2018, gold contained in Proven and Probable Mineral Reserves totaled 1,859 koz, compared to 1,970 koz as at December 31, 2020.

Buriticá Mine — Antioquia Department, Colombia

On March 15, 2019, TF International entered into a metals purchase and sale agreement (the “Buriticá Stream Agreement”) with Continental Gold Inc. (“Continental Gold”) and its direct and indirect subsidiaries, Continental Gold Limited, Continental Gold Limited acting through its Colombian Branch Continental Gold Limited Sucursal Colombia, CGL International Holdings Limited, CGL Greater Buriticá Holdings Limited, CGL Gran Buriticá S.A.S. and Costa S.O.M. (the “Continental Subsidiaries”), as amended on June 25, 2019, pursuant to which, in exchange for total upfront cash consideration of $100 million paid by Triple Flag, plus a payment equal to 10% of the gold spot price for each ounce of gold purchased and 5% of the silver spot price for each ounce of silver purchased, Triple Flag agreed to purchase from Continental Gold gold equivalent to 2.1% of the payable gold produced from the Buriticá mine over its life-of-mine and silver equivalent to 100% of reference silver calculated using a fixed ratio to payable gold (the fixed ratio being 1.84 ounces of reference silver for each ounce of payable gold produced from the Buriticá mine over its life-of-mine). In connection with the agreement, each of the Continental Subsidiaries provided Triple Flag with corporate guarantees and Triple Flag was granted certain security interests over assets related to the Buriticá mine. Triple Flag’s security interests were subordinated to the interests of a lender to Continental Gold, and Continental Gold is permitted, under its agreement with Triple Flag, to incur up to $375 million of secured project finance indebtedness. Continental Gold was acquired by Zijin Mining on March 4, 2020. Zijin Mining had a one-time option until December 31, 2021 to repurchase 100% of the gold stream in exchange for a payment of $80 million, subject to certain adjustments. Effective December 31, 2020, Zijin Mining exercised such repurchase option for $78 million. Triple Flag continues to purchase from Continental Gold silver equivalent to 100% of reference silver calculated using a fixed ratio to payable gold (the fixed ratio being 1.84 ounces of reference silver for each ounce of payable gold produced from the Buriticá mine over its life-of-mine), but, effective as of December 31, 2020, ceased to purchase gold equivalent to 2.1% of the payable gold produced from the Buriticá mine over its life-of-mine.

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Gunnison Mine — Arizona, United States

On October 30, 2018, TF International entered into a copper purchase and sale agreement with Excelsior, Excelsior Mining Arizona, Inc. and Excelsior Mining JCM, Inc. pursuant to which, in exchange for an upfront deposit of $65 million and ongoing payments equal to 25% of the copper spot price for each tonne of copper purchased, Triple Flag agreed to purchase from Excelsior Mining Arizona, Inc. a percentage of refined copper produced from the Gunnison mine over its life-of-mine ranging from 16.5% to 3.5% depending on the Gunnison mine’s total production capacity, with the stream participation percentage decreasing as the Gunnison mine’s production capacity increases, through its currently projected three-phase development, as follows: (i) from 16.5% in stage one, which has an anticipated capacity of 25 million pounds per year (“Mlbspa”); (ii) to 5.75% in stage two, which has an anticipated capacity of 75 Mlbspa; and (iii) 3.5% in stage three, which has an anticipated capacity of 125 Mlbspa.

In addition, Triple Flag has the option to increase its stream participation percentage by paying an additional deposit of an amount determined by Triple Flag of up to $65 million. This option is exercisable by Triple Flag within 90 days of receipt of a notice indicating that the Excelsior board of directors has made a positive construction decision with respect to an expansion of the Gunnison mine where, following completion of such expansion, the Gunnison mine will have a nameplate capacity of salable copper cathodes production on an annualized basis of at least 50 Mlbspa. The increase in the stream percentage will be relative to the proportion of the additional deposit. Excelsior had a buy down option to reduce Triple Flag’s stream participation percentage which was removed in December 2021.

The chart below illustrates Triple Flag’s effective stream participation percentage in these anticipated capacity scenarios:

Stage 1	Stage 2 (75 Mlbspa)		Stage 3 (125 Mlbspa)
	No additional deposit	Additional deposit	No additional deposit	Additional deposit
16.50%	5.75%	11.00%	3.50%	6.60%

Under the terms of the agreement, Triple Flag was granted a ROFR over future streaming agreements, royalty agreements or similar transactions related to minerals produced at the Gunnison mine. In connection with the agreement, Excelsior also agreed to guarantee the obligations of Excelsior Mining Arizona, Inc. and Excelsior Mining JCM, Inc. pursuant to the agreement. On October 23, 2019, the parties made certain non-material amendments to the agreement. The parties’ obligations under the stream are unsecured.

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On January 28, 2021, Excelsior announced the first sale of copper cathode from the Gunnison mine. On May 7, 2021, Excelsior disclosed that fluid flow rates have resulted in slower than anticipated ramp up to nameplate capacity of 25 Mlbspa. Excelsior is working to restart the Johnson Camp Mine which, once operational, is expected to provide cash flow while the raffinate neutralization plant is being designed and built for Excelsior’s flagship asset, the Gunnison Copper Mine.

Pumpkin Hollow Mine — Nevada, United States

On December  21, 2017, TF International entered into a metals purchase and sale agreement (the “Pumpkin Hollow Stream Agreement”) with Nevada Copper and Nevada Copper, Inc., pursuant to which, in exchange for total upfront cash consideration of $70 million, plus a payment equal to 10% of the gold spot price for each ounce of gold purchased and 10% of the silver spot price for each ounce of silver purchased, Triple Flag agreed to purchase from Nevada Copper, Inc. gold equivalent to 90% of reference gold calculated using a fixed ratio to payable copper (the fixed ratio being 162.5 ounces of reference gold for each million pounds of payable copper produced from the underground portion of the Pumpkin Hollow mine over its life-of-mine), and silver equivalent to 90% of reference silver calculated using a fixed ratio to payable copper (the fixed ratio being 3,131 ounces of reference silver for each million pounds of payable copper produced from the underground portion of the Pumpkin Hollow mine over its life-of-mine). Under the terms of the agreement, Triple Flag was granted a ROFR over future streaming agreements, royalty agreements or similar transactions related to minerals produced at the underground portion of the Pumpkin Hollow mine, as well as from certain other areas of the Pumpkin Hollow mine. In connection with the agreement, Nevada Copper and certain of its subsidiaries provided Triple Flag with corporate guarantees and Triple Flag was granted certain security interests over assets related to the Pumpkin Hollow mine. On March 27, 2020, in connection with a financing transaction related to the Pumpkin Hollow mine, TF International, Nevada Copper and Nevada Copper Inc. further amended the Pumpkin Hollow Stream Agreement to provide for an additional $15 million in payments by Triple Flag, comprised of a $10 million payment funded on May 1, 2020 and an additional $5 million to be paid through the reinvestment of 50% of the first $10 million of cash flow generated from the stream after May 1, 2020. As consideration for the additional advance of $15 million, the parties agreed to increase the stream rate for gold and silver to 97.5% of reference gold and 97.5% of reference silver, respectively, and to reduce the variable gold price and variable silver price to 5% of the gold spot price and 5% of the silver spot price, respectively. Concurrent with execution of the amendment agreement, Triple Flag USA Royalties Ltd. entered into royalty agreements with Nevada Copper pursuant to which Nevada Copper granted Triple Flag (i) a 0.70% NSR royalty in respect of the open pit portion of the Pumpkin Hollow mine in exchange for a purchase price of $17 million, which was funded on March 27, 2020, and (ii) a 2.00% NSR royalty in respect of Nevada Copper’s Tedeboy exploration project in exchange for a purchase price of $3 million, which was funded on March 27, 2020, and an additional contingent payment of $5 million to be paid upon commercial production commencing in respect of the Tedeboy project. On December 8, 2020, the parties made certain non-material amendments to the Pumpkin Hollow Stream Agreement.

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ATO Mine — Dornod Province, Mongolia

On August 11, 2017, TF International entered into a metals purchase and sale agreement (the “ATO Stream Agreement”) with Steppe Gold, Steppe Investments Limited and Steppe Gold LLC (collectively, the “Steppe Entities”) pursuant to which, in exchange for total upfront cash consideration of $23 million, payable in stages, plus a payment equal to 30% of the gold spot price for each ounce of gold purchased and 30% of the silver spot price for each ounce of silver purchased (in each case subject to a seven-day quotational period), Triple Flag agreed to purchase from Steppe Investments Limited gold and silver equivalent to 25% of the payable gold and 50% of the payable silver produced from the ATO mine over its life-of-mine, subject to certain annual maximums. Pursuant to the amendment described below, the ongoing payment obligations for gold and silver have each been reduced to 17% and are no longer subject to a quotational period. Following the date on which Triple Flag has been delivered 46,000 ounces of gold, its gold delivery entitlement is limited to 7,125 ounces of gold per twelve-month period. Similarly, following the date on which Triple Flag has been delivered 375,000 ounces of silver, its silver delivery entitlement is limited to 59,315 ounces per twelve-month period. Under the terms of the agreement, Triple Flag was granted a ROFR over future streaming agreements, royalty agreements or similar transactions related to minerals produced at the ATO mine and certain other properties which may be subsequently acquired by the Steppe Entities in Mongolia. In connection with the agreement, the Steppe Entities also provided Triple Flag with corporate guarantees and Triple Flag was granted certain security interests over assets related to the ATO mine.

On September 30, 2019, TF International and the Steppe Entities executed an amendment to the ATO Stream Agreement, pursuant to which Triple Flag agreed to fund an additional deposit of $5 million in exchange for a reduction to the variable gold and variable silver prices payable in connection with purchases of gold and silver under the ATO Stream Agreement. In particular, the amendment reduced Triple Flag’s ongoing payment obligations from 30% of the gold spot price to 17% of the gold spot price for each ounce of gold purchased and from 30% of the silver spot price to 17% of the silver spot price for each ounce of silver purchased. The amendment also eliminated the seven-day quotational period mechanic in favor of a pure spot price mechanic. Concurrent with execution of the amendment agreement, TF R&S, Steppe Gold Ltd. and Steppe West LLC entered into a royalty agreement pursuant to which Steppe West LLC granted Triple Flag a 3.0% NSR royalty on the Uudam Khundii project in Mongolia.

On July 6, 2020, Steppe Gold announced that it had achieved commercial production in the second quarter of 2020 with all operations and facilities running to plan and all relevant metrics met.

On March 24, 2021, Steppe Gold announced that a feasibility study had been completed with respect to its Phase 2 fresh rock expansion, which is targeting annual production of 150,000 GEOs.

During the second quarter of 2021, Steppe Gold began experiencing challenges with its gold production at the ATO mine due to COVID-19 supply chain issues, which continued during the third quarter of 2021. ATO’s full year 2021 gold production was negatively impacted by ongoing COVID-19 related supply disruptions of key reagents. Relatively high rates of COVID-19 cases in Mongolia resulted in robust restrictions at the Mongolia-China border for certain goods, causing supply disruptions for ATO that Steppe Gold considers to be temporary in nature, representing a deferral of production from 2021 to 2022.

Young-Davidson Mine — Ontario, Canada

Triple Flag owns a 1.5% NSR royalty (the “Young-Davidson Royalty”) in certain mineral properties comprising the Young-Davidson mine in Ontario, Canada. The Young-Davidson Royalty is payable to Triple Flag on all ores, minerals and mineral products mined, produced, extracted, derived or otherwise recovered from the Young-Davidson mine.

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Triple Flag acquired the Young-Davidson Royalty from AuRico Canadian Royalties Holdings Inc. as part of a portfolio of royalties acquired from Centerra Gold Inc. and its subsidiaries for an aggregate purchase price of $155 million pursuant to the terms of the Royalty Purchase Agreement and the royalty assignment and assumption agreement (Young-Davidson) dated June 27, 2018 between AuRico Canadian Royalties Holdings Inc. and TF R&S. The parties’ obligations under the Young-Davidson Royalty are unsecured.

Young-Davidson completed its planned lower mine expansion in 2020. As a result of the completion, underground mining rates increased during 2020. Based on guidance published by Alamos Gold on December 9, 2020, production from Young-Davidson is expected to increase to 190 — 205 koz in 2021 from 136 koz in 2020, resulting in an updated reserve life of 14 years.

Other Investments

GoldSpot Equity Investment

On January 30, 2019, TF R&S entered into a mineral interest purchase agreement with GoldSpot Discoveries Inc. (“GoldSpot Inc.”) pursuant to which it acquired certain royalty and future royalty interests from GoldSpot Inc. in exchange for C$100,000. Additionally, on January 30, 2019, TF R&S entered into a subscription agreement with GoldSpot Inc. pursuant to which it acquired 175,227 subscription receipts entitling it to receive common shares of GoldSpot Inc. for an aggregate purchase price of approximately C$2.9 million. These shares were subsequently exchanged for 7,248,686 common shares of GoldSpot Discoveries Corp. (previously known as Duckworth Capital Corp.) (“GoldSpot”) pursuant to the terms of an amalgamation agreement between, among others, GoldSpot Inc. and Duckworth Capital Corp. GoldSpot is an artificial intelligence (“AI”) and machine learning company which applies AI-driven analysis to seldomly-combined data sets in order to increase efficiencies and success rates in mineral exploration. In exchange for its services to customers, GoldSpot obtains a royalty in mineral interests held by those customers. Pursuant to the mineral interest purchase agreement, Triple Flag has a ROFR over 50% of all royalties generated as part of GoldSpot’s business, providing Triple Flag with access to greenfield projects that have the benefit of GoldSpot’s technology. As part of the arrangement, Triple Flag gains exposure to exploration technologies and GoldSpot’s team of over 20 geologists, geophysicists and data scientists. The partnership enables Triple Flag to leverage GoldSpot’s team and networks in the junior mining/exploration market to act as a source of deal flow, without the typical general and administrative expense associated with attempting to build a comparable in-house capability.

Other Equity Interests

Our strategy does not include making stand-alone equity investments in mining assets or companies. However, our assets include certain equity interests in publicly traded companies that we have acquired in connection with, and ancillary to, the acquisition of streams, royalties or other similar interests. We may sell down these positions from time to time as and when market conditions permit.

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The following table lists our investments as of December 31, 2021:

	Number of	Number of	Original Cost	Fair Value
Company	shares held	warrants held	($ thousands)	($ thousands)
Excelsior Mining Corp[1]	13,818,977	3,500,000	10,000	4,571
GoldSpot Discoveries Corp[2]	6,444,786	-	1,953	4,711
Talon Metals Corp[3]	5,000,000	-	322	2,397
Nevada Copper Corp[4]	2,500,000	1,500,000	10,033	1,389
Steppe Gold Ltd [5]	580,000	4,380,000	895	604

1.	Pursuant to an amending agreement dated December 22, 2021, the exercise price of the Excelsior Warrants was amended from C$1.50 to C$0.54. The Excelsior Warrants were out of the money at December 31, 2021.

2.	During 2021, the Company sold 803,900 common shares at an average sale price of C$1.05 per share.

3.	On December 3, 2021, we acquired 5,000,000 Talon Shares for C$413,000, subsequent to exercising the Talon Warrants. Subsequent to year-end, we sold 5,000,000 Talon Shares for C$3.7 million. The disposition will be recorded during the first quarter of 2022.

4.	On September 3, 2021, Nevada Copper Corp. announced implementation of a 10:1 consolidation of outstanding common shares. Pursuant to the share consolidation, common share purchase warrants are exercisable to acquire one common share of Nevada Copper at a purchase price of C$2.25 per common share and expire on March 27, 2025 (the “Nevada Copper Warrants”). The Nevada Copper Warrants were out of the money at September 30, 2021.

5.	Includes 2,080,000 common share purchase warrants, each of which is exercisable to acquire one common share of Steppe Gold at a purchase price equal to the initial public offering price, expiring May 22, 2023. Also includes 2,300,000 unit purchase warrants, each of which is exercisable to acquire (i) one common share of Steppe Gold and (ii) one warrant exercisable to acquire one common share of Steppe Gold for a purchase price of C$2.00 per unit, expiring September 15, 2022. On March 4, 2021 the Company sold 1,500,000 common shares at an average sale price of C$2.3501 per share.

Operations

Employees

We currently have 13 employees, 11 of whom are employed in our Toronto, Canada office and two are employed in our Hamilton, Bermuda office. Our employees are not subject to a labor contract or collective bargaining agreement. We consider our overall employee relations to be good.

Sale of Precious Metals Credits

Under our precious metals streaming agreements, precious metals are acquired by us from the mine operator in the form of precious metals credits, which we then sell through financial institutions specializing in precious metals dealing such as third-party dealers and brokers. We recognize revenue from the sale of precious metals credits at the time of the sale of such credits, which is the date that control of the credits is transferred to the purchaser. We would not be materially affected if any of these financial institutions cease to purchase precious metals credits from us as there are alternative precious metals dealers available to us.

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Regulation of Operations/Interests

We have stream, royalty and other similar interests in respect of mines and properties in Argentina, Australia, Bolivia, Botswana, Canada, Chile, Colombia, Mexico, Mongolia, Nicaragua, Peru, South Africa, Tanzania and the United States. Those operations are subject to regulation (and changes thereto) in those jurisdictions with respect to land tenure, productions, export controls, taxation, environmental legislation, land and water use, local indigenous people’s interests, mine safety, and expropriation of property. Although we, as a stream or royalty interest owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits could result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition. In addition, any changes in legislation or regulation is beyond our control.

Competitive Conditions

We are a gold-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. We compete with other providers of streaming and royalty financing, and in particular Franco-Nevada, Wheaton Precious Metals and Royal Gold, among others. In addition, we compete with many other alternative providers of finance to the mining sector, as well as providers of traditional debt and equity financing. Many of our competitors have been established longer than us and may have larger financial resources than we do. Our ability to acquire additional precious metals streams and royalties in the future will depend on our ability to select suitable properties, be successful in any competitive process initiated by a mine operator in respect of a property, and to obtain required financing.

ENVIRONMENT, SOCIAL AND GOVERNANCE

ESG

We believe strong sustainable performance is critical to the long-term success of our organization, the mining industry and host communities. We believe that optimal ESG performance helps ensure that the mines and projects we invest in are developed and operated responsibly to protect worker health, safety and the environment; social impacts are identified, managed and mitigated; human rights are respected; and benefits accrue to local communities and a broad range of stakeholders. To that end, our Board has adopted an ESG policy to ensure that we continue to invest in opportunities where our operating partners’ values are aligned with our own. The ESG Policy establishes our commitment to: perform intensive pre-acquisition due diligence on a range of ESG aspects; evaluate whether counterparty actions are in support of achieving our Sustainable Development Goals (as is established further to our commitment as a signatory to the United Nations Global Compact (“UNGC”)); integrate the results of the ESG due diligence into our investment decision-making process; and incorporate ESG safeguards into Triple Flag-originated investment agreements and exercise those safeguards where necessary to protect our investments and reputation.

Our ESG approach is two-pronged:

1.	We ensure portfolio quality by investing in streams and royalties on mines and projects where our due diligence determines that our counterparties demonstrate strong ESG management and performance. Strong ESG performance by our partners helps ensure our investments enjoy the privilege to operate with their host communities and governments over the long term, which protects our business and shareholders.

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2.	We contribute to a responsible and sustainable mining ecosystem through our own practices, actions and community investments, and by exerting influence across our portfolio and the broader mining ecosystem. We aim to lead by example and to share our experience and networks to support sustainable mining.

We support decarbonization and the transition to a low carbon economy and are committed to maintaining carbon neutral operations by purchasing accredited and verified carbon offsets to offset our carbon footprint. We have chosen to achieve carbon neutrality since our inception in 2016 by offsetting our annual carbon footprint, nearly 25,000 t to date, through the purchase of accredited, third-party carbon offsetting projects. On this basis, we have purchased verified carbon offsets for each year between 2016 and 2020, and have preliminarily purchased offsets for 2021. These will be reconciled when final scope 3 calculations can be completed based on data received from our operating counterparties and will be disclosed in our upcoming Sustainability Report. We define our carbon footprint broadly as consisting of not only the greenhouse gas emissions associated with our direct business activities, but also including our share of the emissions associated with production of our attributable metals production by our counterparties, to the point of saleable metals. We determine such emissions under Scope 1, 2 and 3 (defined as categories 6, 7 and 15 of the GHG Protocol of the World Business Council for Sustainable Development). Such third-party emissions are calculated annually based on disclosure by the owners or operators of mines in which we have stream and royalty interests and third-party data provided by Skarn Associates, a metals and mining ESG research company. Our objective is to achieve a consistent, verifiable, and science-based approach to the quantification of our carbon footprint relating to our direct corporate activities and to our streaming and royalty interests.

We do not invest in oil and gas or coal, and we prioritize our non-core, non-precious metal activities in green metals like copper, nickel and related metals that will create the electrification infrastructure needed for the green economy of our future. Although we do not operate any mining assets, we believe we can make a positive impact as capital providers to the sector by investing in streams and royalties on mines and projects where ESG is prioritized and managed conscientiously by our counterparties. Our investment due diligence process includes an extensive assessment of our counterparties’ governance, environmental, health and safety management practices and local stakeholder engagement and social performance.

When conducting due diligence, we engage with experienced ESG practitioners that complement our considerable team experience and capabilities in this area, who understand and can apply sound judgement about the potential materiality of short- and long-term risks so that we can avoid investing in projects that adversely impact the environment and local stakeholders. For example, we do not invest in any opportunities that involve riverine tailings disposal, child labor or forced labor as our strictest decision-making criteria, but there are many situations where we have and will continue to decline to bid in processes where our due diligence identifies unacceptable levels of risk, particularly in the areas of tailings storage, corrupt business practices and community relations.

Post-acquisition, we work collaboratively with counterparties to monitor ESG performance and engage in constructive dialogue on a range of ESG aspects to evaluate how they are being managed, opportunities for improvement and whether new or evolving ESG issues have arisen.

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We are an active member of the UNGC. In continuing to seek to strengthen our ESG networks and stakeholder engagement practices, we are reviewing a number of international ESG initiatives, leadership organizations and industry associations to see where we can best contribute and derive value through meaningful engagement. Our diverse portfolio, active portfolio management, long-term financial leverage philosophy to our balance sheet and our robust investment due diligence processes are also critical elements of our risk management approach.

We report regularly on the ESG performance of our portfolio of investments to the Compensation & ESG Committee and the Board, and we will report on our internal ESG performance and that of our counterparty investments annually to our shareholders and other stakeholders. We published our inaugural ‘Sustainability Report’ in September, 2021 and will continue to do so on an annual basis going forward. Our Sustainability Report presents information on our sustainability approach and governance following our IPO. It includes performance data and information on our priority sustainability areas of focus, and future plans to continue to strengthen our sustainability management and performance. The report was prepared in accordance with the Global Reporting Initiative (GRI) Standards: Core option, and serves as our Communication on Progress for the UNGC in support of the Sustainable Development Goals. Where we were able, we aligned our disclosures with the Sustainability Accounting Standards Board (SASB) – Metals and Mining Standard.

Community Investment Strategy

Our Board has adopted a Community Investment Strategy to contribute to the social, environmental, and economic well-being of our communities of interest, by supporting responsible and sustainable investments across our portfolio. The Strategy was informed by the material issues, stakeholder groups, and community investments identified by the 15 producing mines in our portfolio in 2021. We employ a hybrid approach that supports partner initiatives in their respective jurisdictions and local initiatives where we have corporate offices. These focus on and measure and communicate the results regarding four key Sustainable Development Goals: Quality Education; Gender Equality; Decent Work and Economic Growth; and Climate Action. We have established a community investment target of 2% of average net income over the previous 5 years to be deployed annually. The Community Investment Strategy will be reviewed and updated whenever there is a significant change in the nature, scale, or scope of our activities, and at a minimum every 5 years.

Diversity and Inclusion

We are highly committed to diversity, inclusion and high ethical standards. We believe that having a diverse Board and senior management team can offer a breadth and depth of perspectives that enhance the Company’s performance. We respect and recognize all aspects of diversity, including, but not limited to, race, ethnicity, Indigenous origin or heritage, gender, gender identity, sexual orientation, religion, age, language, socio-economic background, disability, physical attributes, nationality, education and beliefs. Accordingly, the Board has adopted a written diversity and inclusion policy (the “Diversity and Inclusion Policy”) which outlines the Company’s approach to achieving and maintaining diversity on the Board, and among members of senior management and other employees of the Company.

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The Diversity and Inclusion Policy ensures that we promote diversity across all levels of our organization, including at the Board and senior management levels, and informs our decisions on recruitment, assessment, and professional development. The Company regularly engages with employees and external networks to gain a better understanding of diversity and inclusivity issues and best practices, and continuously strives to improve our diversity and inclusion practices. We maintain confidential mechanisms for our employees to report actual or suspected incidents of unlawful discrimination and harassment and demonstrate zero tolerance for any form of discrimination or harassment in our workplace. The Board, senior management and all our employees are expected to adhere to the requirements of the Diversity and Inclusion Policy.

The Compensation & ESG Committee regularly monitors the performance of the Company against its Diversity and Inclusion Policy. Further, the Vice President, Talent & ESG is responsible for overseeing the implementation of the Diversity and Inclusion Policy and providing regular updates to the Board on the Company’s progress. Of Triple Flag’s three hires in 2020 and 2021, one (33%) identifies as a woman and one (33%) identifies as a visible minority. Triple Flag will continue to ensure a diverse candidate pool for future hires.

The composition of our Board and senior management team is shaped not only by the selection criteria established by our Compensation & ESG Committee but also diversity characteristics outlined in the Diversity and Inclusion Policy. This is achieved by, among other things, ensuring that diversity considerations are taken into account in Board nominations and senior management appointments, monitoring the level of diversity on our Board and in senior management positions and continuing to broaden recruiting efforts to attract and interview diverse candidates.

As of the date of the AIF, two of seven members on our Board, or approximately 29%, and 40% of our independent directors, are women, including two of three prominent positions — the Chair of the Board and the Chair of the Audit Committee. No member of the Board identifies as a visible minority, Aboriginal person or person with a disability. Of our members of senior management, 2 of 7 (29%) identify as women, 2 of 7 (29%) identify as visible minorities and no members identify as Aboriginal peoples or persons with disabilities.

We have not adopted formal targets for gender or other diversity representation for our Board or senior management positions due to the need to consider a balance of criteria for each individual appointment. Despite this, diversity will continue to be one of several factors that is taken into account when identifying Board and senior management candidates. When recruiting for management, Board and all other vacancies across the workforce, Triple Flag includes a variety of candidates from a cross section of diverse backgrounds from which to make their appointments. With annual turnover below 10% on a total current workforce of 13, we continue to monitor our opportunities to further the diversity of the team.

The Diversity and Inclusion Policy is available on our website at www.tripleflagpm.com.

Human Rights Policy

Our Board has adopted a Human Rights Policy which establishes our commitment to respect the human rights of all of our stakeholders, operating in a manner consistent with leading international frameworks and requirements. We periodically review industry-specific human rights and take action to address them, strive to ensure that we are not complicit in human rights abuses, and comply with applicable human rights laws, regulations and international standards. We do not tolerate child labor, forced labor, or modern slavery, and we conduct regular and reasonable human rights due diligence, and monitor and report on human rights impacts. Where we cause or contribute to adverse human rights impacts, we will provide for or co-operate in remediation processes, and have established grievance mechanisms for reporting known or suspected human rights violations. Violations can be reported to the Vice President, Talent & ESG, or anonymously using the Company’s Whistleblower Policy. The Human Rights Policy applies to the Board and all employees and contractors of the Company, and is reviewed annually by the Compensation & ESG Committee.

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Environmental Policy

Our Board has adopted an Environmental Policy which commits the Company to acting in an environmentally responsible manner. We comply with all applicable environmental legal requirements and implement appropriate management plans and programs to reduce energy use, greenhouse gas emissions, water use, biodiversity loss, waste generation, and tailings-related risks. We educate our employees and contractors on environmental performance, and regularly monitor and share learnings with our counterparties. Climate considerations are integrated into our business, including climate risks, opportunities and performance, and we maintain the carbon neutrality of our investments. Throughout these efforts, we engage with key stakeholders to understand their environmental concerns and support environmental initiatives that align with our priorities. This Environmental Policy is supported by our Climate Strategy and Community Investment Strategy.

Climate Strategy

Our Board has adopted a Climate Strategy that is informed by the recommendations of the Task Force on Climate-Related Financial Disclosures and includes commitments related to Governance, Strategy, Risk Management, and Metrics and Targets. We integrate climate considerations into our business; consider climate risks, opportunities, and performance in our investment strategy; catalyze action towards decarbonization across our portfolio; and maintain the carbon neutrality of our business and proportional investments. We are committed to transparently monitoring and reporting on the progress of implementation, and publicly disclosing annual results.

RISK FACTORS

Risk is an inherent component of Triple Flag’s business. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. Investors should carefully consider all of the information disclosed in this AIF. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations. The occurrence of any of the risks discussed below could materially adversely affect our business, prospects, financial condition, results of operations or cash flow.

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Risks Related to Our Business and Industry

Changes in commodity prices will affect the revenues generated from our portfolio and our profitability

The revenue derived by us from our asset portfolio is and will continue to be significantly affected by changes in the price of the commodities underlying our streams, royalties and other similar interests, and in particular, the price of gold and silver. Commodity prices, including those to which we are exposed, fluctuate on a daily basis and are affected by numerous factors beyond our control, including levels of supply and demand, industrial investment levels, inflation and interest rates, the strength of the U.S. dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

Future material price declines may result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from streams, royalties and other similar interests applicable to one or more relevant commodities. Moreover, despite our commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on our profitability, results of operations and financial condition.

The precious metals subject to our stream, royalty or other similar interests are produced or will generally be produced as by-product metals at some of the properties in respect of which we hold a stream, royalty or other similar interest; therefore, production decisions and the economic cut-off applied to the reporting of Mineral Resources and Mineral Reserves, as applicable, will be influenced by changes in the commodity prices of other metals at the mines. Where our interest is in respect of a by-product metal, commodity prices of the by-product metal and the principal metal may diverge such that the interests of owners or operators and our interests may not be aligned. Where such misalignment occurs, such owners or operators may, for example, decide to develop or mine portions of a deposit which may have a lower by-product metal content. Such a decision could adversely affect the timing of, or reduce, deliveries under our stream, royalty or other similar interests.

We have limited or no control over the operation of the properties in which we hold an interest and the operators’ failure to perform or decision to cease or suspend operations will affect our revenues

We are not directly involved in the operation of mines. The revenue derived from our asset portfolio is based on production by third-party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and our interests in the relevant properties may not always be aligned. For example, it will usually be in our interest to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development as they are at risk regarding the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to stream, royalty or other similar interests or which may have lower grades of metals or reduced recoveries of metals subject to such stream, royalty or other similar interests. Our inability to control the operations for the properties in respect of which we have a stream, royalty or other similar interest may result in a material adverse effect on our profitability, results of operations and financial condition. In addition, the owners or operators may take action contrary to our policies or objectives, be unable or unwilling to fulfill their obligations under their contracts with Triple Flag, have difficulty obtaining or be unable to obtain the financing necessary to advance projects or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with us.

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At any time, any of the operators of the properties in respect of which we hold a stream, royalty or other similar interest or their successors may decide to suspend or discontinue operations. We may not be entitled to any material compensation if any of the properties in respect of which we hold a stream, royalty or other similar interest shuts down or discontinues their operations on a temporary or permanent basis.

Any adverse development related to our material streams and royalty interests, and other assets and properties that we may acquire in the future, may affect the revenue derived from such assets and could have a material adverse effect on our financial results

Currently, our most significant assets and properties are the streams on the Cerro Lindo mine, Northparkes mine and RBPlat PGM Operations. We may acquire additional significant assets and properties in the future and some of our existing assets may become significant if and as they move into production. Any adverse development affecting the development or operation of, production from or recoverability of Mineral Reserves from the Cerro Lindo and Northparkes mines, the RBPlat PGM Operations or any other material property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, pit wall failures, tailings dam failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, would affect the revenues of such assets and may have a material adverse effect on our profitability, results of operations and financial condition. Any adverse decision made by the owners and operators, including for example, alterations to development or mine plans or production schedules, or any other adverse developments in respect of the mines or their productivity, may impact the timing and amount of revenue that we receive from such assets and properties, and likewise may have a material adverse effect on our profitability, results of operations and financial condition.

A significant portion of our revenue comes from a small number of operating properties, which means that adverse developments at these properties could have a more significant or lasting impact on our results of operations than if our revenue was less concentrated

The substantial majority of our revenue for the year ended December 31, 2021 came from our three material assets: the Cerro Lindo mine, the Northparkes mine and RBPlat PGM Operations streams. These assets may continue to represent a significant portion of our revenue for future periods. This concentration of revenue could mean that adverse developments, including any adverse decisions made by the operators of one or more of these properties could have a more significant or longer-term impact on our results of operations than if our revenue was less concentrated.

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Many of the properties in respect of which we hold an interest may never achieve commercial production, and we may lose our entire investment

Many of the projects or properties in respect of which we hold an interest are in the development, exploration or expansion stage. There can be no assurance that construction, development or expansion will be completed on a timely basis or at all. If such properties do not reach commercial production, we will not be able to secure repayment of any upfront deposit paid to the counterparty under the terms of the applicable contract, which may have a material adverse effect on our profitability, results of operations and financial condition.

In addition, due to the early-stage or development nature of many of the properties in respect of which we hold an interest, the owners or operators of some of such properties have experienced financial difficulties and, in some cases, required covenant waivers pursuant to their credit and other financing documents. To the extent that any of the owners or operators of properties in respect of which we hold a stream, royalty or other similar interest default under their credit and other financing documents, this could delay or inhibit operations at the relevant properties, which may have a material adverse effect on our profitability, results of operations and financial condition.

Where material uncertainty exists that may cast significant doubt on an operator’s ability to continue as a going concern, we may be asked to provide additional capital to these entities and may decide to do so to preserve the value of our initial investment. There is a risk that the values of certain of our assets may not be recoverable if the operating entities cannot raise additional capital to continue to explore and develop their assets. The value of our interests in these projects could thus be negatively affected by many factors, some of which cannot be assessed at the time of investment. Although we undertake a due diligence process for every investment, mining exploration and development are subject to many risks and it is possible that the value realized by us will be less than the original investment.

In addition, until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. A development project has no relevant commercial operating history upon which to base estimates of future production and cash operating costs. Estimates of proven and probable Mineral Reserves, Mineral Resources and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and studies that derive estimates of cash operating costs from anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs will differ significantly from those currently estimated by the owner or operator of the project prior to production. Moreover, it is not unusual in new mining operations to experience construction delays or unexpected problems during the start-up phase. Delays can also occur at the start of commercial production or during ramp up to nameplate capacity. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above estimates.

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Sales of assets in respect of which we hold an interest may result in a new operator and any failure of such operator to perform could affect our revenues

The owners or operators of the projects or mines in respect of which we hold an interest may from time to time announce transactions, including the sale or transfer of the projects or mines or of the operator itself, over which we have little or no control. If such transactions are completed, they may result in a new operator controlling the project or mine, who may or may not operate the project or mine in a similar manner as the current operator which may positively or negatively impact us. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion for Triple Flag may be difficult or impossible to predict.

We may acquire streams, royalties or other similar interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered, developed or mined successfully

Exploration for metals and minerals is a speculative venture that involves substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where we hold streams, royalties or other similar interests.

If mineable deposits are discovered, substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the Mineral Resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that Mineral Resources will be discovered in sufficient quantities to justify commercial operations or that the funding required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, we intend to hold only streams, royalties or other similar interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funding to advance the project.

We have limited access to data and disclosure regarding the operation of properties in respect of which we hold interests, which will affect our ability to assess and predict the performance of our streams, royalties and other similar interests

As a holder of streams, royalties and other similar interests, we generally have limited access to data on the operations or on actual properties themselves. Accordingly, we must rely on the accuracy and timeliness of the public disclosure and other information we receive from the owners and operators of the properties in respect of which we hold streams, royalties and other similar interests. We use such information, including production estimates, in our analyses, forecasts and assessments related to our own business. If such information contains material inaccuracies or omissions, our ability to assess and accurately forecast performance or achieve our stated objectives may be materially impaired. In addition, some streams, royalties or other similar interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to the streams, royalties or other similar interests and, as such, we may not be in a position to publicly disclose such information with respect to certain streams, royalties or other similar interests. The limited access to data and disclosure regarding the operations of the properties in respect of which we hold an interest may restrict our ability to enhance our performance which may result in a material adverse effect on our profitability, results of operations and financial condition.

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Although we attempt to secure contractual rights when we create new stream, royalty or other similar interests, such as audit or access rights, that will permit us to monitor operators’ compliance with their obligations to us, there can be no assurance that such rights will always be sufficient to ensure such compliance or to affect operations in ways that would be beneficial to us.

We depend on our operators for the calculation of certain payments, and it may not be possible to detect errors in payment calculations

Payments and deliveries to us for streams, royalties and other similar interests are calculated by the operators of the relevant properties based on the reported production. Each operator’s calculations are subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain contracts for streams, royalties and other similar interests require the operators to provide us with production and operating information that may, depending on the completeness and accuracy of such information, enable us to detect errors in such calculations. We do not, however, have the contractual right to receive production information for all of our streams, royalties and other similar interests. As a result, our ability to detect payment errors in respect of streams, royalties and other similar interests through our monitoring program of an operator’s interests and its associated internal controls and procedures is limited, and the possibility exists that we will need to make retroactive revenue adjustments in respect of streams, royalties or other similar interests. Some of our contracts for streams, royalties and other similar interests provide the right to audit the operational calculations and production data for the associated payments and deliveries in respect of such streams, royalties and other similar interests; however, such audits may occur many months following our recognition of the revenue in respect of the streams, royalties and other similar interests and may require us to adjust our revenue in later periods.

We are dependent on the payment or delivery by the owners and operators of the properties in respect of which we have a stream, royalty or other similar interest, and any delay in or failure of such payments will affect the revenues generated by the asset portfolio

We are dependent to a large extent upon the financial viability of owners and operators of the relevant properties in respect of which we hold streams, royalties and other similar interests. Payments and deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such payments or deliveries. Payments and deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, accidents, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Our rights to payment or delivery for streams, royalties and other similar interests must, in some cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits our ability to collect outstanding payments or deliveries in respect of such streams, royalties or other similar interests upon a default. Additionally, some contracts may provide limited recourse in particular circumstances which may further inhibit our ability to recover or obtain equitable relief in the event of a default under such contracts. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that we should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue; there is also a possibility that a creditor or the owner or operator may claim that the royalty or stream contract should be terminated in the insolvency proceeding. Alternatively, in order to preserve our interest in a stream, royalty or other similar interest in the context of an insolvency or similar proceeding, we may be required to make additional investments in, or provide funding to, owners or operators, which would increase our exposure to the relevant interest and counterparty risk. Failure to receive payments or deliveries from the owners and operators of the relevant properties or termination of our rights may result in a material adverse effect on our profitability, results of operations and financial condition.

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The current COVID-19 pandemic, as well as similar pandemics and public health emergencies in the future, may significantly impact us

The current COVID-19 (coronavirus) global health pandemic has had a significant impact on the global economy and commodity and financial markets. The adverse effects of COVID-19 may continue for an extended and unknown period of time, particularly as variant strains of the virus are identified. The impact of COVID-19 to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold and silver) and has raised the prospect of an extended global recession. As well, the operation and development of mining projects has been impacted by efforts undertaken to slow the spread of COVID-19. Since the onset of COVID-19, operations at many mining projects, including the Cerro Lindo mine, the RBPlat PGM Operations, the Pumpkin Hollow mine, the Gunnison mine, the ATO mine and the Renard mine, have been subject to temporary suspensions as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions, resulting in decreased revenues from the Cerro Lindo mine, the RBPlat PGM Operations, the Pumpkin Hollow mine, the ATO mine and the Renard mine. We considered the suspensions at the Pumpkin Hollow mine, the Gunnison mine and the Renard mine to be an impairment trigger during the first quarter of 2020 and, after conducting an impairment assessment, took an impairment charge. Operations at the Pumpkin Hollow mine, the Gunnison mine and the Renard mine have since resumed. However, COVID-related supply disruptions of key reagents at the ATO mine are ongoing. There can be no assurance that these supply disruptions will not have a material adverse effect on operations at this or any other property, or that the operations at or development of any of the properties in which we hold a stream, royalty or other similar interest will not be suspended again and/or be suspended for a prolonged period of time.

If the operation or development of one or more of the properties in which we hold a stream, royalty or other similar interest and from which we receive or expect to receive significant revenue is suspended and remains suspended, or if production is reduced due to COVID-19 related restrictions and/or supply disruptions, it may have a material impact on our profitability, results of operations and financial condition. The broader impact of COVID-19 on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on our profitability, results of operations and financial condition.

To the extent that COVID-19 adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to commodity prices and commodity markets, commodity price fluctuations, credit and liquidity of counterparties, our indebtedness, our ability to raise additional capital, our ability to enforce security interests and information systems and cyber security and risks related to the mining properties we have interests in, such as risks related to Mineral Resource and Mineral Reserve estimates, production forecasts, impacts of governmental regulations, international operations, availability of infrastructure and employees and challenging global financial conditions.

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Financial conditions in the countries where we operate may destabilize, and we are subject to global financial conditions

Global and country-specific financial conditions could suddenly and rapidly destabilize in response to future events, since government authorities may have limited resources to respond to future crises. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global or country-specific economic conditions could negatively impact our ability, or the ability of the owners or operators of the properties in respect of which we hold streams, royalties or other similar interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event of increased levels of volatility or a rapid destabilization of global economic conditions, our profitability, results of operations and financial condition could be adversely affected.

We are exposed to counterparty and liquidity risk, and any delay or failure of counterparties to make payments will affect our revenues

We are exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold our cash and metals credit inventory, (ii) through our stream, royalty and other similar interest counterparties, (iii) through other companies that have payables due to us, (iv) through our insurance providers and (v) through our lenders. We are also exposed to liquidity risks in meeting our operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans, other credit facilities or equity financing in the future or to obtain them on terms favorable to us.

Some of the agreements governing Triple Flag’s stream and royalty interests contain terms that reduce the revenue generated from those interests upon the achievement of certain milestones

Revenue from some of Triple Flag’s stream and royalty interests decreases after certain milestones are achieved. For example, the stream interests on the Cerro Lindo mine, Northparkes mine, RBPlat PGM Operations and ATO mine and certain of Triple Flag’s royalty interests at other properties, contain these types of limitations. As a result, past production and revenue related to these interests may not be indicative of future results.

Streams, royalties and other similar interests may be subject to buy-back or buy-down rights in favor of counterparties that could adversely affect the revenues generated from such assets

Some of our streams, royalties and other similar interests are, and future streams and royalties may be, subject to buy-back or buy-down rights pursuant to which an operator may permanently eliminate or reduce our interest or entitlement under the relevant stream, royalty or other similar interest. The exercise of any buy-back or buy-down rights may result in an adverse effect on our profitability, results of operations and financial condition.

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Streams, royalties and other similar interests may not be honored by operators of a project

Streams, royalties and other similar interests in respect of natural resource properties are largely contractual in nature. Parties to contracts do not always honor contractual terms and the contracts themselves may be subject to interpretation or technical defects. To the extent the grantors of streams, royalties and other similar interests do not abide by their contractual obligations, we would be forced to take legal action to enforce our contractual rights. Such legal action may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to us, may have a material adverse effect on our profitability, results of operations and financial condition. Not all of our streams, royalties and other similar interests are secured or have the benefits of guarantees, our security interests, if any, may be subordinated, and security interests and guarantees may be difficult to enforce

Not all of our streams, royalties and other similar interests are secured, including some of our principal streams and royalties

In a default, liquidation or realization situation, any Triple Flag unsecured interest will be satisfied pro rata with all other unsecured claims after all secured claims, property claims and prior ranking claims are satisfied in full. Absent a security interest, our likely potential recourse against a defaulting property owner or mining operator is for breach of the applicable contract which will result in an unsecured damages claim for which recovery is remote and time-consuming. In the event that a mining operator or property owner has insufficient funds to pay its liabilities and obligations as they become due, it is possible that other liabilities and obligations will be satisfied prior to the liabilities and obligations owed to us under the applicable royalty or streaming agreement.

Even valid security interests which are held by us may be (i) subordinated, (ii) unenforceable, (iii) difficult to enforce or (iv) subject to attack by other creditors or stakeholders. If our security is subordinated, we may be prohibited from enforcing our security, even if a default has occurred, until steps are undertaken by senior creditors or until otherwise permitted under the applicable subordination agreement. In addition, any recovery or distribution in respect of a counterparty’s subordinated obligations may be postponed until senior creditors are indefeasibly paid in full. Even if we are permitted to enforce our security interests, if any, the security interest may be difficult to enforce because of the nature of the security interest and issues beyond our control, including court orders, restricted access and jurisdiction. We may be unwilling to exercise any rights that we may have if we become exposed to environmental or other liabilities, such as, successor employer or as a mortgagee-in-possession, by virtue of exercising such rights. Other creditors and stakeholders of the mining operator or property owner of the mining operator may attack our security interests, streaming and royalty rights and other rights under applicable insolvency, preference or reviewable transaction legislation. If such creditors are successful, the remedies may include unwinding or voiding our interests. If we are unable to enforce our security interests, there may be a material adverse effect on our profitability, results of operations and financial condition.

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In addition to the issues related to enforcing our security, there is no assurance that we will be able to effectively enforce any guarantees, indemnities or other interests, even if they exist. Should an insolvency proceeding or other similar event related to a mining operator or property owner be commenced (whether by it or its creditors), there will likely be a court ordered stay of proceedings that may prevent us from enforcing our security, streaming and royalty rights and other rights. In an insolvency proceeding, a property owner or mining operator may not perform its obligations under a stream, royalty or other similar agreement with us, it or its creditors may seek to unilaterally terminate, disclaim or resile from agreements with us, they may seek to sell or vest the property to another party free and clear of our stream, royalty or other similar obligations or seek other relief with respect to our interests. Any sale or transfer of property in such insolvency proceeding may also be effected by court order notwithstanding any transfer restrictions, options, rights of first refusal or other rights contained in the agreements with us or others. Further, in insolvency proceedings, any security or other interest held by us will likely be primed and further subordinated by court ordered charges or other court ordered relief, including for interim financing.

Also, insolvency proceedings in the mining industry are generally complex and lengthy, the outcome of which may be uncertain and may result in a material adverse effect on our profitability, results of operations and financial condition. In such proceeding, property owners may sell or convey the property free and clear of any obligations owed to us.

In addition, because some of the properties in respect of which we hold streams, royalties and other similar interests are owned and operated by foreign entities in foreign jurisdictions, our security interests, streaming and royalty rights and other rights may be subject to political interference, as well as real and personal property, enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in Canada or in the United States, and may prevent us from enforcing our security, streaming and royalty rights and other rights as anticipated. Further, there can be no assurance that any judgments or orders obtained in Canadian or U.S. courts will be enforceable in foreign jurisdictions. If we are unable to enforce our security interests, streaming and royalty rights and other rights, there may be a material adverse effect on our profitability, results of operations and financial condition.

Our profitability, results of operations and financial condition are subject to variations in foreign exchange rates

Certain of our activities and offices are located in Canada and the costs associated with these activities are largely denominated in Canadian dollars. However, our streams, royalties and other similar interests are denominated in U.S. dollars and, as a result, are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on our profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and we may suffer losses due to adverse foreign currency rate fluctuations.

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Operators of mines may not be able to replace depleted Mineral Resources and Mineral Reserves, which would reduce our revenue from streams, royalties and other similar interests

The revenue generated by us is principally based on the exploitation of Mineral Reserves on assets underlying our streams, royalties and other similar interests. Mineral Reserves are continually being depleted through extraction and the long-term viability of our asset portfolio depends on the replacement of Mineral Reserves through new producing assets and increases in Mineral Reserves on existing producing assets. As mines in respect of which we have streams, royalties and other similar interests mature, we can expect overall declines in production over the years unless the operators are able to replace Mineral Reserves that are mined through mine expansion or successful new exploration. We may also experience such declines sooner or to a greater extent than we currently expect, and accordingly, we cannot predict with certainty the life of the mines in our asset portfolio. Exploration for minerals is a speculative venture that involves substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on properties underlying the asset portfolio or that discoveries will be located on properties covered by the relevant stream, royalty or other similar interest. Even in those cases where a significant mineral deposit is identified and covered by the stream, royalty or other similar interest, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the Mineral Resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit covered by the stream, royalty or other similar interest, no assurance can be given that new Mineral Reserves will be identified to replace or increase the amount of Mineral Reserves currently in the asset portfolio. This includes Mineral Resources, as the Mineral Resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability by operators to add additional Mineral Reserves or to replace existing Mineral Reserves through either the development of existing Mineral Resources or the acquisition of new mineral producing assets, in each case covered by a stream, royalty or other similar interest, may have a material adverse effect on our profitability, results of operations and financial condition.

We may enter into acquisitions or other royalty or streaming transactions at any time, which may be material, may involve the issuance of Triple Flag securities or the incurrence of indebtedness and will be subject to transaction-specific risks

We continuously review opportunities to acquire existing streams, royalties and other similar interests, in order to create new streaming, royalty or other arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold streams, royalties or other similar interests in respect of mineral properties. At any given time, we may have various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to us and may involve the issuance of securities by us or the incurrence of indebtedness to fund any such acquisition. In addition, any such transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired or underlying properties located. In addition, we may consider opportunities to restructure our royalties or stream arrangements where we believe such a restructuring may provide a long-term benefit to us, even if such restructuring may reduce near-term revenues or result in us incurring transaction related costs. We may also be unable to achieve any such anticipated long-term benefits of such restructurings. We may be unsuccessful in completing acquisitions and other additional transactions on terms favorable to us, or at all, and our failure to do so may have a material adverse effect on our future results of operations and growth prospects.

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Increased competition for streams, royalties and other similar interests could adversely affect our ability to acquire additional streams, royalties and other similar interests in mineral properties

Many companies are engaged in the search for and the acquisition of mineral interests, including streams, royalties and other similar interests, and there is a limited supply of desirable mineral interests. The mineral exploration and mining businesses are competitive in all phases. Many companies are engaged in the acquisition of mineral interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. We may be at a competitive disadvantage in acquiring those interests, whether by way of stream, royalty or other similar form of investment, as competitors may have greater financial resources and technical staffs. There can be no assurance that we will be able to compete successfully against other companies in acquiring new streams, royalties and other similar interests. In addition, we may be unable to acquire streams, royalties and other similar interests at acceptable valuations which may result in a material adverse effect on our profitability, results of operations and financial condition.

If we expand our business beyond the acquisition of streams, royalties or other similar interests, we may face new challenges and risks which could affect our profitability, results of operations and financial condition

Our operations and expertise have been focused on the acquisition and management of streams, royalties and other similar interests. While it is not our current intention, we may in the future pursue acquisitions outside this area. The expansion of our activities into new areas would present challenges and risks that we have not faced in the past. The failure to manage these challenges and risks successfully may result in a material adverse effect on our profitability, results of operations and financial condition.

We may be subject to reputational damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity, whether true or not. While we do not ultimately have direct control over how we are perceived by others, reputational loss could have a material adverse impact on the trading price of our securities.

We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business

We are dependent upon the continued availability and commitment of our key management personnel, whose contributions to our immediate and future operations are of significant importance. The loss of any such key management personnel, and, in particular, our Chief Executive Officer Shaun Usmar, could negatively affect business operations. From time to time, we may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. In addition, we frequently retain third party specialized technical personnel to assess and execute on opportunities. These individuals may have conflicts of interest or scheduling conflicts, which may delay or inhibit our ability to employ such individuals’ expertise. The number of persons skilled in the acquisition, exploration and development of streams, royalties and other similar interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance that we will be able to recruit and retain such personnel. If we are not successful in recruiting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material adverse impact on our profitability, results of operations and financial condition.

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Certain of our directors and officers serve as directors of or in similar positions with other public companies, which could put them in a conflict of interest position from time to time

Certain of our directors and officers also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration, development and production. In addition, certain of our officers currently and may in the future serve as our designees to the board of directors of companies with which we have entered into royalty, streaming or other commercial agreements. To the extent that such other companies may engage in transactions or participate in the same ventures in which we participate, or in transactions or ventures in which we may seek to participate, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, or with respect to other aspects of the relationship between Triple Flag and such companies. Such conflicts of interest of the directors and officers may result in a material adverse effect on our profitability, results of operations and financial condition.

We may be unable to repay indebtedness and comply with our obligations under the Credit Facility

We may from time to time have amounts outstanding under our Credit Facility, which may be significant. The total availability under our Credit Facility is $600 million, which is currently undrawn and may be used to fund the acquisition of royalties and the funding of precious metals streams. These acquisitions may result in significant drawings and we would be required to use a portion of our cash flow to service principal and interest on the debt, which would limit the cash flow available for other business opportunities. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. We may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The terms of our Credit Facility require us to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, our ability to incur further indebtedness if doing so would cause us to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. These covenants also limit our ability to amend our stream, royalty and other similar interest contracts without the consent of the lenders. We can provide no assurances that in the future, we will not be limited in our ability to respond to changes in our business or competitive activities or be restricted in our ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect our business, results of operations and financial condition.

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We can provide no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could impede our funding obligations or result in delay or postponement of further business activities which may result in a material adverse effect on our profitability, results of operations and financial condition.

Changes to or in the interpretation of tax legislation or accounting rules could affect our profitability

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, Bermuda or the other countries in which our assets or relevant contracting parties or underlying properties are located could result in some or all of our profits being subject to additional taxation. In July 2021, it was announced that a group of over 130 nations had agreed to a 15% global minimum tax. It remains to be seen how this commitment will be developed. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in our profits being subject to additional taxation or which could otherwise have a material adverse effect on our profitability, results of operations and financial condition. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make streams, royalties or other similar interests held by us less attractive to counterparties. Such changes could adversely affect our ability to acquire new assets or make future investments.

Anti-corruption laws and regulations could subject Triple Flag to liability and require it to incur additional costs

Triple Flag is subject to the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other laws that prohibit improper payments or offers of payments to third parties, including foreign governments and their officials, for the purpose of obtaining or retaining business. In some cases, Triple Flag invests in mining operations in jurisdictions that have experienced corruption in the past. Triple Flag’s international investment activities create the risk of unauthorized payments or offers of payments in violation of the CFPOA, the FCPA or other anti-corruption laws by one of its employees or agents in violation of Triple Flag’s policies. In addition, the operators of the properties in which Triple Flag owns stream and royalty interests may fail to comply with anti-corruption laws and regulations. Although Triple Flag is a passive investor in these properties, enforcement authorities could deem us to have some culpability for the operators’ actions. Any violations of the CFPOA, the FCPA or other anti-corruption laws could result in significant civil or criminal penalties to Triple Flag and could have an adverse effect on our reputation.

Our operations depend on information systems that may be vulnerable to cyber security threats

Our operations depend, in part, on our information technology (“IT”) systems, networks, equipment and software and the security of these systems. We depend on various IT systems to process and record financial and technical data, administer our contracts with our counterparties and communicate with employees and third- parties. These IT systems, and those of our third-party service providers and vendors and the counterparties under our contracts for streams, royalties and other similar interests may be vulnerable to an increasing number of continually evolving cyber security risks. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns. Any such breach or compromise may go undetected for an extended period of time. A significant breach of our IT systems or data security or misuse of data, particularly if such breach or misuse goes undetected for an extended period of time, could result in significant costs, loss of revenue, fines or lawsuits and damage to our reputation. The costs to eliminate or alleviate cyber or other security problems, including bugs, viruses, worms, malware and other security vulnerabilities, could be significant, and our efforts to address these problems may not be successful. The significance of any cyber-security breach is difficult to quantify but may, in certain circumstances, be material and could have a material adverse effect on our results of operations and financial condition.

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Risks Related to Mining Operations

We are indirectly exposed to many of the same risk factors as the owners and operators of properties in respect of which we hold a stream, royalty or other similar interest

To the extent that they relate to the production of minerals from, or the continued operation of, the properties in respect of which we hold a stream, royalty or other similar interest, we will be indirectly subject to the risk factors applicable to the owners and operators of such mines or projects. Accordingly, any material adverse event occurring at the property level in respect of our stream and royalty agreements, in particular for those related to our material assets, may impact the revenues to us under those agreements, which could have a material adverse effect on our business, results of operations and financial condition.

Production at mines and projects in respect of which we hold stream, royalty or other similar interests is dependent on operators’ employees

Production from the properties in respect of which we hold an interest depends on the efforts of operators’ employees. There is competition for geologists and persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. In addition, relations with employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on our profitability, results of operations and financial condition. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and our financial condition.

Mineral Resources and Mineral Reserves are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates

The Mineral Resources and Mineral Reserves on properties underlying our streams, royalties or other similar interests are estimates only, and no assurance can be given that the estimated Mineral Resources and Mineral Reserves are accurate or that the indicated level of minerals will be produced. Mineral Resource and Mineral Reserve estimates for our stream, royalty and other similar interests are prepared by the operators of the underlying properties. We do not participate in the preparation or verification of such estimates (or the reports in which they are presented) and we are not able to and have not independently assessed or verified the accuracy of such estimates. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production commences and during that time the economic feasibility of exploiting a discovery may change.

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Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable Mineral Reserves on properties underlying our streams, royalties or other similar interests unprofitable to develop at a particular site or sites for periods of time or may render Mineral Reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors related to the Mineral Reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause Mineral Reserves to be reduced or not extracted. Estimated Mineral Reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as its size, grade and proximity to infrastructure, governmental regulations and policy related to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability. While these risks exist for all of our assets, they are heightened in the case of interests in properties which have not yet commenced production or which, like the Gunnison mine, are based on the application of novel mining or processing methods.

Mineral Resource estimates in particular must be considered with caution. Mineral Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such Mineral Resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, Mineral Resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the Mineral Resources on properties underlying our streams, royalties and other similar interests constitute or will be converted into Mineral Reserves.

Any of the foregoing factors may require operators to reduce their Mineral Resources and Mineral Reserves, which may result in a material adverse effect on our profitability, results of operations and financial condition.

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Production forecasts may not prove to be accurate

We prepare estimates and forecasts of future attributable production from the properties in respect of which we hold streams, royalties and other similar interests and rely on public disclosure and other information we receive from the owners, operators and independent experts of such properties to prepare such estimates. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate such properties as well as those who review and assess the geological and engineering information. These production estimates and forecasts are based on existing mine plans and other assumptions with respect to such properties which change from time to time, and over which we have no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the availability of materials and equipment including reagents and fuel, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and forecasts will be achieved. Actual attributable production may vary from our estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; lower than expected mill feed grades; lower than anticipated lixiviant flow rates or sweep efficiency at the Gunnison mine; short-term operating factors related to the Mineral Reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the properties in respect of which we hold streams, royalties and other similar interests, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling or material removal challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labor shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in the future may result in our failure to realize the benefits of our production forecasts anticipated from time to time. If our production forecasts prove to be incorrect, it may result in a material adverse effect on our profitability, results of operations and financial condition.

The exploration and development of Mineral Resource properties is inherently dangerous and subject to risks beyond our control

Companies engaged in mining activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labor disputes, increases in the cost of labor, social unrest, artisanal mining, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, tailings dam failures, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavorable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may: (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal from the company’s Mineral Resources or expected Mineral Reserves; (iii) result in a write down or write-off of the carrying value of one or more mineral projects; (iv) cause delays or stoppage of mining or processing; (v) result in the destruction of properties, processing facilities or third-party facilities required for the company’s operations; (vi) cause personal injury or death and related legal liability; (vii) result in regulatory fines and penalties or the revocation or suspension of licenses; (viii) result in the loss of insurance coverage; or (ix) result in the loss of social license to operate. The occurrence of any of the above-mentioned risks or hazards could result in an interruption or suspension of operation of the properties in respect of which we hold a stream, royalty or other similar interest and have a material adverse effect on our profitability, results of operations and financial condition.

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Defects in title to properties underlying our stream, royalty or other similar interests may result in a loss of entitlement by the operator and a loss of our interest

A defect in the chain of title to any of the properties underlying one of our streams, royalties or other similar interests or required for the anticipated development or operation of a particular project to which a stream, royalty or other similar interest relates may arise to defeat or impair the claim of the operator to a property which could in turn result in a loss of our interest in respect of that property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of our streams, royalties or other similar interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many streams, royalties or other similar interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective stream, royalty or other similar interest in a particular property. Further, even in those jurisdictions where there is a right to record or register streams, royalties or other similar interests we hold in land registries or mining recorders offices, such registrations may not necessarily provide any protection to us. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in respect of which we have a stream, royalty or other similar interest and may result in a material adverse effect on our profitability, results of operations and financial condition.

Future litigation affecting the properties in respect of which we hold our streams, royalties and other similar interests could have an adverse effect on us

Potential litigation may arise on a property on which we hold a stream, royalty or other similar interest (for example, litigation between joint venture partners or between operators and original property owners or neighboring property owners). As a holder of such interests, we will not generally have any influence on the litigation or access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) or the expropriation or loss of rights to a property could have a material adverse effect on our profitability, results of operations and financial condition.

Moreover, the courts in some of the jurisdictions in which we have stream, royalty or other similar interests may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Accordingly, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on our financial condition and results of operations.

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Defects or disputes related to our streams, royalties or other similar interests could have an adverse effect on us

Defects in or disputes related to the stream, royalty or other similar interests we hold or acquire may prevent us from realizing the anticipated benefits from these interests. Material changes could also occur that may adversely affect management’s estimate of the carrying value of our stream, royalty and other similar interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the stream, royalty and other similar interests we acquire, there can be no assurance that disputes or other problems concerning these, and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction according to the particular circumstances of each parcel of mineral property and to the documents reflecting the stream, royalty or other similar interest. The discovery of any defects in, or any disputes in respect of, our stream, royalty and other similar interests, could have a material adverse effect on our profitability, results of operations and financial condition.

The operations in respect of which we hold a stream, royalty or other similar interest require various property rights, permits and licenses to be held by the operator in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

The exploration, development and operation of mining properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labor standards, reclamation obligations, heritage, historic and archaeological matters and other matters. The owners and operators of the properties in respect of which we hold a stream, royalty or other similar interest require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue we derive from our streams, royalties and other similar interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are also subject to expiration, relinquishment and/or termination without notice to, control of or recourse by us. There can be no guarantee that the owners or operators of properties in respect of which we hold a stream, royalty or other similar interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or in fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on our profitability, results of operations and financial condition.

We are exposed to risks related to the construction, development and/or expansion regarding the mines, projects and properties in respect of which we hold a stream, royalty or other similar interest

Many of the projects or properties in respect of which we hold an interest in are in the development, exploration and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, currency exchange rates, labor shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete the construction, development and/or expansion of such projects in accordance with current expectations or at all.

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The operations in respect of which we hold an interest are subject to environmental and endangered species laws and regulations that may increase the costs of doing business and may restrict operations, which could reduce our revenues

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations, including laws and regulations related to the protection of endangered and threatened species. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, increases in land use restrictions, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by us, as a mortgagee-in-possession, or by owners or operators of properties underlying our asset portfolio could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable stream, royalty or other similar interest, which could have a material adverse effect on our profitability, results of operations and financial condition.

Additional costs may be incurred by mineral property operators as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions, which could reduce our revenues, and we face risks in achieving our carbon neutrality goals

We acknowledge climate change as an international and community concern and we support and endorse a variety of initiatives for voluntary actions that are consistent with international initiatives on climate change. In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation related to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, we expect that it may result in increased costs at some of the properties underlying our streams, royalties or other similar interests, which could have a material impact on the viability of the properties and impair the revenue derived from the applicable stream, royalty or other similar interest, which could have a material adverse effect on our profitability, results of operations and financial condition.

In addition, we may be limited in our ability to achieve carbon neutrality in the future if our carbon footprint (including from the properties in which we have stream and royalty interests) increases significantly beyond our ability to purchase carbon offsetting projects; and/or if the availability of such carbon offsets becomes more limited (due to regulatory changes or otherwise), or such projects are unavailable on prices and/or other terms acceptable to us, or if we do not have sufficient cash flows to finance the purchase of such projects, or if the terms of our financing arrangements or other agreements limit our ability to make such purchases. In addition, our ability to achieve carbon neutrality as currently contemplated is dependent on the prevailing definitions of what constitutes greenhouse gases and how emissions are reported in the industry, which may impact the amount of our carbon footprint needed to be offset, as well as the number of offsetting projects available to us.

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Certain operators are subject to risks related to foreign jurisdictions and developing economies, which could negatively impact us

Some of our stream, royalty or other similar interests relate to properties outside of Canada, the United States and Australia, including Argentina, Bolivia, Botswana, Chile, Colombia, Mexico, Mongolia, Nicaragua, Peru, South Africa and Tanzania. In particular, for the year ended December 31, 2021, approximately 37% of our revenues were derived from the sale of silver received from our counterparty under the stream agreement related to the Cerro Lindo mine in Peru. As a result, our financial position and results of operations may be affected by the general condition of the Peruvian economy, regulation, taxation, social instability, political unrest and other developments in or affecting Peru over which we have no control. Peru has experienced, and is continuing to experience, political instability. The uncertainty of the political climate in Peru could lead to changes in the Peruvian economy or economic policies (including nationalization of natural resources such as mines), or changes in the regulation of mining activities (including increases in mining costs for the owners or operators) which could have a negative impact on the Cerro Lindo mine or our counterparties under the applicable stream agreement and, as a result, an adverse effect on our financial position and results of operations. In addition, in 2021, we received substantial revenues from the sale of gold and silver received from our counterparty under the stream agreement related to the ATO mine in Mongolia. As a result, our financial position and results of operations may be affected by the general condition of the Mongolian economy, regulation, taxation, social stability, political unrest and other developments in or affecting Mongolia over which we have no control. Similar risks are associated with our royalty, stream and other similar interests in Argentina, Bolivia, Botswana, Chile, Colombia, Mexico, Nicaragua, South Africa and Tanzania.

In addition, future investments may expose us to new jurisdictions. The ownership, development and operation of properties, mines and projects in foreign jurisdictions by their owners are subject to the risks associated with conducting business in foreign jurisdictions. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. In developing economies, these risks may also include, among others, problems related to power supply, labor disputes, delays or invalidation of governmental orders and permits, corruption, uncertain economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which we hold stream, royalty or other similar interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. If any of these events were to occur, it may result in a write-down or write-off of the carrying value of one or more of our assets, which could have a material adverse effect on our profitability, results of operations and financial condition. In addition, in the event of a dispute arising in foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or in the United States.

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We apply various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into contracts for stream, royalty or other similar interests. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the stream, royalty or other similar interest, engaging experienced local counsel and other advisors in the applicable jurisdiction; negotiating where possible to ensure that the applicable contract contains appropriate protections, representations and warranties; and, in each case as we deem necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. There can be no assurance, however, that we will be able to identify or mitigate all risks related to holding streams, royalties and other similar interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on our profitability, results of operation and financial condition.

Certain operators depend on international trade and other conditions in key export markets for their products

The operators of certain of the properties on which we hold stream, royalty or other similar interests export their commodities and thus depend on economic conditions and regulatory policies in export markets. The ability of these operators to sell their products effectively in these major export markets could be adversely affected by a number of factors that are beyond their control, including the deterioration of macroeconomic conditions, volatility of exchange rates or the imposition of greater tariffs or other trade barriers in those markets. In particular, recent tensions between China and Australia, including a ban reportedly imposed by China on imports of copper ore and concentrate from Australia, among other commodities, could adversely impact CMOC, the operator of the Northparkes mine. If CMOC is unable to export its products to China, or is unable to find alternative markets for its products, our deliveries under the Northparkes stream agreement may be adversely affected, which could have a material adverse effect on our profitability, results of operation and financial condition and the trading price of our securities.

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Changes in government regulation could inhibit exploration, construction and development on, or production from, the mineral properties underlying our streams, royalties and other similar interests

The properties on which we hold or will hold a stream, royalty or other similar interest are located in multiple legal jurisdictions and political systems. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Changes in applicable laws and regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral development or operations. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and Mineral Resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labor relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration, construction and development on, or production from, the properties in respect of which we hold a stream, royalty or other similar interest or the payments under such streams, royalties or other similar interests. In certain areas where we hold a stream, royalty or other similar interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. It is also possible that the costs and delays associated with compliance with such laws, regulations and requirements could become such that the owners or operators of the mineral properties would not proceed with the development of or continue to operate. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the mineral properties, could result in substantial costs and liabilities for the owners or operators of the mineral properties such that they would not proceed with the development of those properties or continue to operate, such properties. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond both our control and the control of owners and operators of the properties in respect of which we hold an interest and such changes may result in a material adverse effect on our profitability, results of operations and financial condition.

Adequate infrastructure may not be available to develop the properties in respect of which we hold an interest, which could inhibit operations at such properties

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important requirements and they affect capital and operating costs. There is no assurance that the properties in which we hold an interest will be able to secure or maintain adequate infrastructure going forward or on reasonable terms, and unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect or inhibit the operations at the properties in respect of which we hold a stream, royalty or other similar interest, any of which may result in a material adverse effect on our profitability, results of operations and financial condition.

Mineral properties underlying our streams, royalties and other similar interests may be subject to risks related to indigenous peoples which could inhibit operations at such properties

Various international, national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties and other principles and considerations relate to the rights of indigenous peoples. We hold streams, royalties and other similar interests in respect of operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these impose obligations on government to respect the rights of indigenous people. Some of these obligations mandate consultation with indigenous people regarding actions which may affect them, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. The properties in respect of which we currently hold or in the future may hold an interest are subject to the risk that one or more groups of indigenous people may oppose operation or new development. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the operator’s or our activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of assets in respect of which we hold a stream, royalty or other similar interest which may result in a material adverse effect on our profitability, results of operations and financial condition.

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Risks Related to Ownership of Our Common Shares

Our common shares are subject to price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to our financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral prices will not occur. As a result of any of these factors, the market price of our common shares at any given time may not accurately reflect the long-term value of Triple Flag.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm the profitability and the reputation of Triple Flag.

Future offerings of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common shares

In the future, the Company may attempt to increase its capital resources by making offerings of debt instruments or other securities convertible into common shares. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common shares, or both. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and shareholders bear the risk that our future offerings may reduce the market price of our common shares and dilute their ownership interest in the Company.

The issuance of additional common shares may have a dilutive effect on the interests of shareholders. We may have to raise additional capital through the issuance of additional equity, which could result in dilution to our shareholders

The issuance of additional common shares may have a dilutive effect on the interests of shareholders. The number of common shares that we are authorized to issue is unlimited. We may, in our sole discretion, subject to applicable law and the rules of the TSX, issue additional common shares from time to time (including pursuant to our equity inventive plan (the “Omnibus Plan”) or any other equity-based compensation plans that may be introduced in the future and pursuant to our DRIP), and the interests of shareholders may be diluted thereby. There are 7,756,708 common shares currently reserved for future issuance under our Omnibus Plan and 1,000,000 common shares currently reserved for issuance under our DRIP.

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We may require new capital to continue to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in substantial dilution to shareholders.

Future sales of common shares by the Principal Shareholders or the Management Shareholders (as defined below), could impact the price of our common shares

As of March 30, 2022, the Principal Shareholders, or affiliates thereof, directly or indirectly, owned or controlled approximately 84% of our issued and outstanding common shares. No prediction can be made as to the effect, if any, of future sales of common shares by the Principal Shareholders on the market price of the common shares. However, the future sale of a substantial number of common shares by the Principal Shareholders, or the perception that such sales could occur, could adversely affect prevailing market prices for the common shares. Nothing prevents the Principal Shareholders from selling or otherwise disposing of their common shares.

Each of Shaun Usmar, Sheldon Vanderkooy, Eban Bari, Katy Board, Leshan Daniel, James Dendle and certain other employees of the Company or its subsidiaries (the “Management Shareholders”) received common shares from Co-Invest LP in consideration for the redemption of the Series B units of Co-Invest LP held by such Management Shareholders. As of December 31, 2021, the Management Shareholders directly owned 5,334,649 common shares or approximately 3.4% of our issued and outstanding common shares. In addition, the Management Shareholders will receive up to 2,141,897 additional common shares from Triple Flag Mining Aggregator S.a.r.l. (“Aggregator”) on the purchase of the Class B shares of Co-Invest Luxco held by such Management Shareholders by Aggregator within 60 days after May 26, 2021 and thereafter at any time within 60 days following the first, second and third anniversary of July 24, 2020. Nothing will prevent the Management Shareholders from selling or otherwise disposing of their common shares at that time and Management Shareholders may in fact decide to sell their common shares at such time to fund payment of any tax arising upon the redemption of their Series B units of Co-Invest LP or Class B shares of Co-Invest Luxco. On February 25, 2022, certain Management Shareholders sold 1,337,790 common shares to Aggregator in order to fund taxes arising upon redemption of the Series B units of Co-Invest LP, and the Management Shareholders own as a group 3,996,859 common shares or approximately 2.6% of our issued and outstanding common shares at March 30, 2022.

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The Principal Shareholders will have significant influence over the Company

As a result of their significant share ownership (as described above), the Principal Shareholders, or affiliates thereof, have significant influence with respect to all matters submitted to our shareholders for approval, including without limitation the election and removal of directors, amendments to our constating documents and the approval of certain business combinations, and in considering such matters their interests may not always align with the interests of our other shareholders, as the Principal Shareholders and their affiliates are in the business of making and acquiring investments in businesses. In addition, we and the Principal Shareholders are party to the Investor Rights Agreement, which, among other things, provide the Principal Shareholders, or affiliates thereof, the ability to nominate up to four members of our seven-person Board. Other shareholders will have a limited role in the Company’s affairs. This concentration of holdings may cause the market price of the common shares to decline, delay or prevent any acquisition or delay or discourage take-over attempts that shareholders may consider to be favorable, or make it more difficult or impossible for a third-party to acquire control of the Company or effect a change in the Board and management. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which the Company’s shareholders could receive a substantial premium over the then current market price for the common shares. While the Principal Shareholders have been our source of financial support since inception, the Principal Shareholders have no obligation to continue to provide financial support and no assurance can be given that they will to do so.

Our business is subject to evolving corporate governance and public disclosure regulations that have increased both our compliance costs and the risk of non-compliance, which could have an adverse effect on the price of our common shares

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the TSX and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. Further, our efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us

Our by-laws provide that we will indemnify our directors and officers and we are also party to indemnification agreements with each of our directors and officers. Under the terms of the indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by applicable laws, if the basis of the indemnitee’s involvement in a proceeding is by reason of the fact that the indemnitee is or was a director or officer of the Company or any of its subsidiaries. We will indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements will also require us, if so requested, to advance within 10 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

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Our by-laws provide that any derivative actions, actions related to breach of fiduciary duties, actions arising pursuant to the Canada Business Corporations Act or our articles or by-laws and other actions related to our internal affairs will be required to be litigated in Canada, which could limit your ability to obtain a favorable judicial forum for disputes with us

Our by-laws provide that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate courts therefrom (or, failing such court, any other “court” as defined in the CBCA, having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us, (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our articles or by-laws, or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection provision also provides that our shareholders are deemed to have notice of and consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of this provision. Therefore, it may not be possible for shareholders to litigate any action related to the foregoing matters outside of the Province of Ontario.

Our ability to pay dividends will be dependent on our financial condition and other restrictions

The declaration, timing, amount and payment of dividends are at the discretion of the Board and will depend upon our future earnings, cash flows, acquisition capital requirements and financial condition, contractual restrictions and financing agreement covenants, including those under our Credit Facility, solvency tests imposed by applicable corporate law and other relevant factors. Under the terms of the Credit Facility, unless we receive a waiver or consent from the lenders party thereto, we are not permitted to pay dividends on our common shares unless (1) there is no default or event of default under the Credit Facility at the time of payment of such dividends and (2) on a pro forma basis both before and subsequent to making the dividend, our Net Debt/ Earnings Before Interest, Taxes, Depreciation, and Amortization Ratio (as defined in the Credit Facility) is no greater than 3.00:1.00. There can be no assurance that we will declare a dividend on a quarterly, annual or other basis.

The Canada Revenue Agency’s (“CRA”) recent focus on foreign income earned by Canadian companies may result in adverse tax consequences for Triple Flag

There has been a recent focus by the CRA on income earned by foreign subsidiaries of Canadian companies. The majority of our stream assets are owned by and the related revenue is received by our Bermuda wholly-owned subsidiary and this revenue is not subject to Canadian taxation in accordance with the Canadian foreign affiliate rules. We have not received any reassessment or proposal from the CRA in connection with income earned by our foreign subsidiaries. Although management believes that we are in full compliance with Canadian tax law, there can be no assurance that our structure may not be challenged in the future. In the event that the CRA successfully challenges our structure, this could potentially result in additional federal and provincial taxes and penalties, which may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

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We may be, or may become, a “passive foreign investment company,” which may result in adverse tax consequences for U.S. investors

In general, a non-U.S. corporation is a “passive foreign investment company” (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets consists of assets that produce, or are held for the production of, passive income. Generally, “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Cash generally is a passive asset for PFIC purposes. Based on its current and expected income, assets, and activities, the Company does not believe that it is currently a PFIC, nor does it anticipate becoming a PFIC in the foreseeable future. However, the classification of the Company under the PFIC rules will depend, in part, on whether certain of its income qualifies for the exception for active business gains arising from the sale of commodities for purposes of the PFIC asset and income tests. In addition, the Company’s PFIC status will be affected by the value of its assets, including goodwill and other intangible assets. The fair market value of the Company’s assets is expected to depend, in part, upon (i) the market price of the common shares, which is likely to fluctuate, and (ii) the composition of the Company’s income and assets, which will be affected by how, and how quickly, the Company spends any cash raised in a financing transaction. The determination of whether any corporation is a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. There is limited authority regarding the application of the active business gains exception and other relevant PFIC rules to entities such as the Company and its subsidiaries. Accordingly, no assurance can be provided regarding the Company’s PFIC status for its current taxable year or any future taxable year, and there can be no assurance that the Internal Revenue Service (“IRS”) will not challenge the views of the Company concerning its PFIC status. If the Company were a PFIC for any taxable year during which a U.S. investor owned common shares, such U.S. investor generally would be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gain from the disposition of common shares and on certain distributions and a requirement to file annual reports with the IRS. U.S. investors should consult their own tax advisor regarding the Company’s PFIC status related to their particular circumstances.

General Risk Factors

Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements and/or call into question the reliability of our financial statements

We are responsible for establishing and maintaining adequate internal controls over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of our inherent limitations and the fact that we are a new public company and are implementing new financial control and management systems, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of our common shares and harm our ability to raise capital in the future.

58

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our common shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of the common shares and harm our ability to raise capital.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of our common shares.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our common share price and trading volume could decline

The trading market for our common shares depends on the research and reports that securities or industry analysts publish about us and our business. We do not have any control over these analysts. We cannot assure that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover the Company downgrade our stock or change their opinion of our common shares, the price of our common shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports, we could lose visibility in the financial markets, which could cause the price and trading volume of our common shares to decline.

The forward-looking statements contained in this AIF may prove to be incorrect

The forward-looking statements in this AIF are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. Actual results of the Company in the future may vary significantly from historical and estimated results and those variations may be material. There is no representation by us that actual results achieved by the Company in the future will be the same, in whole or in part, as those included in this AIF.

See the “Forward-Looking Information” in this AIF.

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TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties in respect of which Triple Flag holds stream, royalty or other similar interests is based on information publicly disclosed by the owners or operators of these properties and other information and data available in the public domain as at December 31, 2021 (except where stated otherwise) and, in the case of our material properties, technical reports prepared and published by the relevant owner or operator in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) or, in the case of the Royal Bafokeng Platinum Limited operations (the “RBPlat PGM Operations”), on a competent persons’ report and a Mineral Resources and Mineral Reserves statement of the owner prepared in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee under the Joint Auspices of the Southern African Institute of Mining and Metallurgy and the Geological Society of South Africa, as amended (“SAMREC”), or, in the case of the Northparkes mine, on disclosure of Mineral Resources and Mineral Reserves by the operator in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, as amended (“JORC”). None of such information has been independently verified by Triple Flag. Information contained in this AIF with respect to each of the Cerro Lindo mine, the Northparkes mine and the RBPlat PGM Operations has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. The assumptions and methodologies underpinning estimates of Mineral Resources and Mineral Reserves on a property, and the classification of mineralization in categories of measured, indicated and inferred and proven and probable within the estimates of Mineral Resources and Mineral Reserves, respectively, and the assumptions and methodologies employed in proposed mining and recovery processes and production plans, were made by owners or operators and their qualified persons. Triple Flag generally has limited or no ability to independently verify such information. Triple Flag has not verified, and is not in a position to verify, the accuracy, completeness or fairness of such third-party information and refers the reader to the public reports filed by the operators for information regarding the properties in which Triple Flag holds a stream, royalty or similar interest. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Company or the underwriters from liability for any misrepresentation contained in this AIF under applicable Canadian securities laws.

Some information publicly reported by operators may relate to a larger property than the area covered by Triple Flag’s stream, royalty or other similar interest. Triple Flag’s stream, royalty or other similar interests in certain cases cover less than 100% and sometimes only a portion of the publicly reported Mineral Reserves, Mineral Resources and production of a property. In addition, numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators may have been rounded by Triple Flag and, therefore, there may be some inconsistencies between the numerical information presented in this AIF and the information publicly disclosed by owners and operators.

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Triple Flag considers its stream interests in the Cerro Lindo mine, Northparkes mine and RBPlat PGM Operations to be mineral projects on properties material to it for the purposes of NI 43-101. Triple Flag will continue to assess the materiality of its assets as new assets are acquired or move into production.

The disclosure in this AIF of scientific or technical information for the Cerro Lindo mine is based on: (i) the technical report entitled “Technical Report on the Cerro Lindo Mine, Department of Ica, Peru”, (the “Cerro Lindo Technical Report”) which technical report was prepared for and filed under Nexa Resources S.A.’s (“Nexa”) SEDAR profile on March 17, 2022; (ii) the information disclosed in the annual report on Form 20-F (“20-F”)of Nexa dated March 22, 2021 and filed under Nexa’s SEDAR profile on March 17, 2022 and (iii) the information disclosed in the press release of Nexa entitled “Nexa Resources Announces 2020 Year End Mineral Reserves and Mineral Resources” dated March 16, 2021 and filed under Nexa’s SEDAR profile on March 16, 2021.

The disclosure in this AIF of scientific or technical information for the Northparkes mine is based on the information disclosed in the document entitled “Northparkes Mining and Technical Information” and dated effective December 31, 2020, which document was prepared on behalf of the Northparkes Joint Venture by China Molybdenum Co., Ltd. (“CMOC”), as operator of the Northparkes mine, and is available on the Northparkes Joint Venture’s website at www.northparkes.com. CMOC discloses information required by the listing rules of the Hong Kong Stock Exchange (“HKSE”) on the HKSE website at https://www.hkexnews.hk/.

The disclosure in this AIF of scientific or technical information for the RBPlat PGM Operations is based on: (i) the information disclosed in the pre-listing statement of Royal Bafokeng Platinum Limited (“RBPlat”) entitled “Pre-Listing Statement” dated October 18, 2010, and available on RBPlat’s website at bafokengplatinum.co.za; (ii) the technical report entitled “An Independent Technical Report on the Maseve Project (WBJV Project Areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa”, which technical report was prepared for Platinum Group Metals Ltd. (“Platinum Group”) on August 28, 2015 and filed under Platinum Group’s SEDAR profile on August 28, 2015; (iii) the information disclosed in the circular to shareholders of RBPlat dated August 27, 2018, and available on RBPlat’s website at bafokengplatinum.co.za; (iv) the Mineral Resources and Mineral Reserves statement entitled “Mineral Resources and Reserves Statement 2020”, which statement was prepared for RBPlat, and available on RBPlat’s website at bafokengplatinum.co.za; (v) the integrated annual report entitled “RBPlat Platinum Integrated Report 2020”, which report was prepared for RBPlat, and available on RBPlat’s website at bafokengplatinum.co.za; and (vi) the information disclosed in the competent persons’ Mineral Resources and Mineral Reserves report of RBPlat entitled “Competent Persons’ Report: 2021 Mineral Resources and Mineral Reserves” dated March 8, 2022, which report was prepared for RBPlat and is available on request from RBPlat as noted in the Mineral Resources and Reserves Statement 2021 which is available on RBPlat’s website at bafokengplatinum.co.za.

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None of the foregoing reports, documents, filings or other documents are deemed to be incorporated by reference into this AIF.

The technical and scientific information contained in this AIF relating to the Cerro Lindo mine, the Northparkes mine and the RBPlat PGM Operations was reviewed and approved in accordance with NI 43-101 by James Dendle of the Company, a “qualified person” as defined in NI 43-101.

SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES

“Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study, which study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. The following are different types of Mineral Reserves:

“Probable Mineral Reserve” means the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A proven Mineral Reserve implies a high degree of confidence in the modifying factors.

“Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The following are different types of Mineral Resources:

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Estimated Mineral Resources and Mineral Reserves tabulated herein reflect the most recent publicly disclosed figures by the operators of the assets (converted to a 100% basis where appropriate) in respect of which Triple Flag has interests, and none of this information has been independently verified by Triple Flag. All Mineral Resources and Mineral Reserves are reported on a 100% attributable basis to the respective owner or operator, unless otherwise noted.

Summary Mineral Reserves

Mineral Reserves

		Proven			Probable			Proven & Probable
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Gold	Notes	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Australia
Northparkes	1	31,530	0.28	290	94,480	0.23	700	126,010	0.24	980
Fosterville	2	1,221	17.31	679	5,430	7.67	1,339	6,651	9.44	2,018
Dargues	3	230	6.10	45	540	4.50	78	770	4.98	123
Canada
Young-Davidson	4	21,451	2.44	1,681	22,239	2.40	1,713	43,690	2.42	3,394
Hemlo	5	360	4.79	55	6,100	5.19	1,018	6,460	5.16	1,073
Eagle River	6	116	11.30	42	951	15.80	482	1,066	15.29	524
USA
Pumpkin Hollow - U/G	7	6,713	0.24	52	14,969	0.21	99	21,682	0.22	151
Pumpkin Hollow - O/P	8	96,706	0.06	199	253,195	0.05	419	349,901	0.05	618
Latin America
Eastern Borosi	9	-	-	-	1,163	5.86	219	1,163	5.86	219
Rest of World
ATO	10	14,895	1.28	611	11,510	0.97	359	26,405	1.14	968
Royal Bafokeng Platinum	11
Merensky		49,614	0.21	335	17,092	0.19	103	66,706	0.20	439
UG2		36,137	0.02	24	8,009	0.02	5	44,146	0.02	30
Total Gold Mineral Reserves		258,973	0.48	4,014	435,678	0.47	6,535	694,650	0.47	10,537

		Proven
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Notes	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Australia
Northparkes	1	31,530	1.56	1,580	94,480	2.01	6,100	126,010	1.90	7,680
Canada
Kemess	12	-	-	-	107,381	1.99	6,878	107,381	1.99	6,878
USA
Pumpkin Hollow - U/G	7	6,713	4.94	1,066	14,969	4.73	2,277	21,682	4.80	3,343
Pumpkin Hollow - O/P	8	96,706	2.16	6,722	253,195	1.79	14,544	349,901	1.89	21,266
Latin America
Cerro Lindo	13	24,300	21.80	17,030	19,740	22.90	14,519	44,040	22.30	31,549
Buritica	14	6,900	22.00	4,880	10,000	25.80	8,295	16,900	24.25	13,175
Rest of World
ATO	10	14,895	9.03	4,323	11,510	13.98	5,172	26,405	11.18	9,491
Total Silver Mineral Reserves		181,044	6.12	35,601	511,275	3.52	57,785	692,319	4.20	93,382

		Proven
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Copper	Notes	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
USA
Gunnison	15	-	-	-	709,557	0.29	4,536	709,557	0.29	4,536
Pumpkin Hollow - O/P	8	96,706	0.57	1,206	253,195	0.43	2,384	349,901	0.47	3,590
Total Copper Mineral Reserves		96,706	0.57	1,206	962,753	0.33	6,920	1,059,459	0.35	8,126

		Proven
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Diamond	Notes	(kt)	(ct/ht)	(Mct)	(kt)	(ct/ht)	(kct)	(kt)	(ct/ht)	(kct)
Canada
Renard	16	546	23.30	128	10,269	92.50	9,503	10,815	89.05	9,631
Total Diamond Mineral Reserves		546	23.30	128	10,269	92.50	9,503	10,815	89.05	9,631

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Summary Mineral Resources

Mineral Resources

		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Gold	Notes	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(koz)	(kt)	(g/t)	(koz)
Australia
Northparkes	1	217,900	0.56	1,640	206,000	0.53	1,100	2,750	57,500	0.57	350
Fosterville	2	1,097	4.43	156	10,187	5.22	1,710	1,866	9,272	5.72	1,704
Dargues	3	380	6.00	73	1,200	4.80	185	258	570	5.10	93
Canada
Young-Davidson	4	4,665	3.07	460	4,150	3.56	476	936	2,093	2.99	201
Hemlo	5	680	4.50	99	38,000	2.03	2,480	2,579	9,100	2.80	819
Eagle River	6	126	13.40	54	339	9.10	99	153	596	13.30	255
GJ	17	-	-	-	215,200	0.31	2,140	2,140	28,300	0.31	280
Akasaba	18	-	-	-	3,663	2.16	254	254	1,823	4.92	289
Chimo	19	-	-	-	6,616	3.21	684	684	15,240	2.77	1,358
Douay	20	-	-	-	-	-	-	-	2,700	1.16	101
Heva	21	-	-	-	1,148	2.06	76	76	2,528	2.66	216
Hosco	22	-	-	-	26,569	1.41	1,201	1,201	16,081	1.28	663
Sleepy	23	-	-	-	-	-	-	-	1,855	4.70	280
Val D'Or East	24	5,131	2.22	367	7,073	1.85	422	788	8,701	1.99	556
Beaufor	25	329	5.70	60	956	5.20	159	219	819	4.70	123
USA
Pumpkin Hollow - U/G	7	10,977	0.21	74	38,011	0.17	217	291	26,490	0.10	87
Pumpkin Hollow - O/P	8	121,563	0.07	255	380,111	0.05	623	878	25,401	0.05	37
Buffalo Valley	26	-	-	-	20,088	0.64	414	414	518	0.38	6
Latin America
Polo Sur	27	313,800	0.05	543	724,400	0.05	1,053	1,596	618,700	0.05	984
Eastern Borosi	9	-	-	-	938	8.56	258	258	1,547	2.11	105
Rest of World
ATO	10	23,900	1.18	907	17,700	0.85	483	1,390	5,600	0.62	113
Royal Bafokeng Platinum	11
Merensky		48,212	0.32	504	25,234	0.32	258	762	9,377	0.31	94
UG2		67,975	0.03	62	46,142	0.03	43	105	9,346	0.03	9
Total		816,734	0.20	5,253	1,773,725	0.25	14,336	19,599	854,158	0.32	8,722

		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Silver	Notes	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(koz)	(kt)	(g/t)	(koz)
Australia
Northparkes	1	217,900	2.07	14,530	206,000	1.78	11,800	26,330	57,500	1.70	3,140
Canada
Kemess	12	-	-	-	351,219	1.76	19,872	19,872	77,000	1.78	4,410
GJ	17	-	-	-	215,200	1.90	13,030	13,030	28,300	1.80	1,640
USA
Pumpkin Hollow - U/G	7	10,977	4.35	1,541	38,011	3.84	4,716	6,257	26,490	2.19	1,875
Pumpkin Hollow - O/P	8	121,563	2.20	8,593	380,111	1.73	21,185	29,778	25,401	1.33	1,088
Latin America
Cerro Lindo	13	3,880	21.60	2,694	3,560	28.10	3,216	5,910	8,230	39.20	10,372
Buritica	14	5,980	27.91	5,366	9,440	30.58	9,281	14,647	19,250	29.08	17,998
Eastern Borosi	9	-	-	-	-	-	-	-	-	-	-
Rest of World
ATO	10	23,900	15.95	12,274	17,700	14.44	8,206	20,480	5,600	15.13	2,732
Total		384,200	3.64	44,998	1,221,241	2.33	91,306	136,304	247,771	5.43	43,255

		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Copper	Notes	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(Mlb)	(kt)	(%)	(Mlb)
Canada
GJ	17	-	-	-	215,200	0.26	1,235	1,235	28,300	0.14	85
USA
Gunnison	15	182,072	0.36	1,439	644,827	0.27	3,875	5,315	218,541	0.22	1,070
Pumpkin Hollow - O/P	8	121,563	0.56	1,508	380,111	0.42	3,492	5,000	25,401	0.35	197
Tamarack	28	-	-	-	3,926	1.02	88	88	7,163	0.68	107
Latin America
Polo Sur	27	313,800	0.40	2,769	724,400	0.35	5,522	8,291	618,700	0.27	3,703
Total		303,635	0.44	2,947	1,244,064	0.32	8,691	11,638	279,405	0.24	1,459

		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Nickel	Notes	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(Mlb)	(kt)	(%)	(Mlb)
USA
Tamarack	28	-	-	-	3,926	1.91	165	165	7,163	1.11	175
Total		-	-	-	3,926	1.91	165	165	7,163	1.11	175

		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Diamond	Notes	(kt)	(ct/ht)	(Mct)	(kt)	(ct/ht)	(kct)	(kct)	(kt)	(ct/ht)	(kct)
Canada
Renard	16	-	-	-	13,932	46.70	6,503	6,503	24,718	55.70	13,762
Total		-	-	-	13,932	46.70	6,503	6,503	24,718	55.70	13,762

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		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Molybdenum	Notes	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(Mlb)	(kt)	(%)	(Mlb)
Chile
Polo Sur	27	313,800	0.01	43	724,400	0.01	101	144	618,700	0.01	94
Total		313,800	0.01	43	724,400	0.01	101	144	618,700	0.01	94

		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Rare Earth Oxides	Notes	(kt)	(%)	(kt)	(kt)	(%)	(kt)	(kt)	(kt)	(%)	(kt)
Canada
St. Honoré	29	-	-	-	531,000	1.64	8,708	8,708	527,000	1.83	9,644
Total		-	-	-	531,000	1.64	8,708	8,708	527,000	1.83	9,644

Notes and Sources

The following general notes apply to the Mineral Resources and Mineral Reserves tabulated above:

●	All Mineral Resources and Mineral Reserves have been estimated by the operators of the assets in accordance with either the CIM guidelines, JORC, or SAMREC.
●	Mineral Resources and Mineral Reserves have an effective date of December 31, 2021, unless stated otherwise. Where an effective date earlier than December 31, 2021 is referenced, more recent information is not available from the operators of the assets.
●	All Mineral Resources and Mineral Reserves are reported in the aggregate for each mining project (i.e., the summation of all sub-deposits and stockpiles for each project), with the exception of (i) the RBPlat PGM Operations, where the differing gold contributions of the Merensky and UG2 reefs are deemed material such that more granular information is required to provide clear disclosure and (ii) the Pumpkin Hollow project where we have differing economic interests in the underground and open pit projects, which comprise separate mineral deposits.
●	All Mineral Resources and Mineral Reserves are reported on a 100% attributable basis to the respective owner or operator, unless otherwise noted.
●	Totals and subtotals may not summate due to rounding.
●	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
●	Mineral Resources reported are inclusive of those portions of the Mineral Resource that have been converted to Mineral Reserves, unless otherwise stated.
●	Inferred Mineral Resources are in addition to Measured Mineral Resources and Indicated Mineral Resources. Inferred Mineral Resources have a greater amount of uncertainty as to their existence and whether or not they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Mineral Resources will ever be upgraded to a higher category. Certain of our royalties or stream interests may not cover all the estimated Mineral Resources and Mineral Reserves reported by the operators. In such cases, Triple Flag has made the necessary deductions to derive the appropriate portion of the estimated Mineral Resources and Mineral Reserves covered by Triple Flag’s interest and have included footnotes to this effect.
●	Where Mineral Resources and Mineral Reserves are reported by the operator in non-metric units, the Company’s qualified persons calculated the metric conversion using 1 ounce per short ton =34.286 grams per metric tonne, 1 short ton = 0.9072 metric tonnes, 1 ounce = 31.1035 grams, and 1 metric tonne = 2,204.62 pounds.
●	The metal pricing assumptions for the Mineral Reserve estimates and Mineral Resource estimates were determined by the operators of the underlying asset at the time of the effective date of such estimate.
●	Mineral Resource and Mineral Reserve estimates are not presented for the Henty mine as the operators of the projects do not disclose this information. The Company is unable to obtain the information necessary to determine a Mineral Resource or Mineral Reserve.

1)	Northparkes

a.	Mineral Resources and Mineral Reserves are reported using the following commodity prices: copper US$2.75 per pound and gold US$1,250 per ounce. United States dollars to Australian dollars exchange rate of 0.73 US$/A$.
b.	Cut-off grades range from 0.35% to 0.56% copper and 0.5 g/t gold for E44.
c.	Mineral Resources reported are exclusive of those portions of the Mineral Resource that have been converted to Mineral Reserves.

2)	Fosterville

a.	Mineral Resources are estimated using a gold price of US$1,500 per ounce.
b.	Open Pit mineral resources were estimated using cut-off grades ranging between 0.8 g/t Au and 1.0 g/t Au. Underground mineral resources were estimated using cut-off grades ranging between 2.0 g/t Au and 2.5 g/t Au.
c.	Mineral Resources reported are exclusive of those portions of the Mineral Resource that have been converted to Mineral Reserves.
d.	Mineral Reserves are estimated using a gold price of US$1,300 per ounce
e.	For Mineral Reserves, cut-off grades were calculated for each mining block and included the costs of: mining, milling, general and administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery). Dilution estimates vary by mining methods and ranges from 5% to 40%. Extraction estimates vary by mining methods and range from 60% to 90%.

3)	Dargues

a.	Effective date: June 30, 2021.
b.	Mineral Resources: A gold price of $1,555/oz was assumed, with a $ to A$ exchange rate of 0.73. Cut off grade of 2.0 g/t Au has been applied.
c.	Mineral Reserves: A gold price of $1,325/oz was assumed, with a $ to A$ exchange rate of 0.73. The Mineral Reserve is reported using an A$80/t NSR cut-off for development and A$135/t NSR cut-off for stoping. Mining dilution is between 2% and 25% and mining recovery is between 70% and 100%, depending on the mining method and location.

4)	Young-Davidson

a.	Mineral Resources are estimated using a gold price of US$1,400 per ounce and are reported above cut-offs of 0.5 g/t Au and 1.3 g/t Au for surface and underground material, respectively.
b.	Mineral Resources reported are exclusive of those portions of the Mineral Resource that have been converted to Mineral Reserves.
c.	Mineral Reserves are estimated using a gold price of US$1,250 per ounce and are reported above cut-offs of 0.5 g/t Au and 1.7 g/t Au for surface and underground material, respectively.

5)	Hemlo

a.	Mineral Resources are estimated at a gold price of US$1,500 per ounce and US$:C$ exchange rate of 1.30.
b.	Mineral Reserves are estimated at a gold price of US$1,200 per ounce and US$:C$ exchange rate of 1.30. Cut-off grades vary depending on the underground mining zone.
c.	Triple Flag’s royalty interest covers a portion of the Hemlo Mineral Resource and Mineral Reserve. As at December 31, 2020 these portions equates to approximately 53%, 64%, 73% and 32% of the contained gold classified as Proven, Probable, Measured and Indicated, and Inferred.

6)	Eagle River

a.	Mineral Resources reported are exclusive of those portions of the Mineral Resource that have been converted to Mineral Reserves.
b.	Mineral Resources are estimated using a gold price of US$1,500 per ounce and a US$ to C$ exchange rate of 1.30, at a cut-off grade of 4.22 g/t Au.
c.	Mineral Reserves are estimated using a gold price of US$1,820 per ounce and a US$ to C$ exchange rate of 1.30.
d.	Mineral Reserves are reported at a cut-off of 5.5 g/t Au.
e.	All Mineral Reserves at Eagle River employ a 1.5 m minimum width, a 3.0 g/t Au minimum grade for continuity and include 1.0 m of external dilution and 10% lost ore and metallurgical recoveries of 97.0%.

7)	Pumpkin Hollow - U/G

a.	Effective date of April 15, 2015.
b.	Mineral Resources are constrained by a 0.5% Cu mineralized interpretation.

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c.	Effective date of September 15, 2017 for underground Mineral Reserves.
d.	Mineral Reserves have been estimated at a copper price of $3.00 per pound, a gold price of $1,343 per ounce and a silver price of $19.86 per ounce.
e.	Dilution was estimated to be between 2.5% and 5.0% for primary stopes, and 10% for secondary stopes.

8)	Pumpkin Hollow - O/P

a.	Effective date of January 21, 2019.
b.	Mineral Resources have been estimated at a copper price of $3.75 per pound, a gold price of $1,343 per ounce and a silver price of $19.86 per ounce.
c.	Mineral Reserves have been estimated at a copper price of $2.75 per pound, a gold price of $1,343 per ounce and a silver price of $19.86 per ounce.
d.	Mineral Reserves incorporate 5% dilution and 98% mining recovery.

9)	Eastern Borosi

a.	Mineral Resources are estimated using a long-term gold price of US$1,500-1,600 per ounce of gold, US$23 per ounce of silver. A cut-off grade of 2.0 g/t AuEq is used for Blag UG and East Dome UG, 3.21 g/t Au for Riscos UG, 3.59 g/t Au for Guapinol and Vancouver, 1.70 g/t Au for Guapinol and Vancouver OP, and 0.42 g/t Au for La Luna OP.
b.	Mineral Reserves are estimated using a long-term gold price of US$1,500 per ounce of gold, US$26 per ounce of silver. Open pit Mineral Reserves are reported at a cut-off grade of 1.81 g/t Au. Underground Mineral Reserves for Riscos del Oro are estimated at a cut-off grade of 3.41 g/t Au; a minimum mining width of 2 m was used for Riscos del Oro.

10)	ATO

a.	Mineral resource effective date: February 18, 2021. Mineral Reserve effective date: June 30, 2021.
b.	The following cut-off grades were applied for Mineral Resource reporting: oxide 0.15 g/t AuEq; transitional 0.40 g/t AuEq; fresh 0.40 g/t AuEq.
c.	Mineral Reserves are constrained within an optimized pit shell based on a gold price of US$1,610 per ounce.
d.	The open pit Mineral Reserves are estimated using a cut-off grade of 0.42 g/t AuEq for oxide material and 0.45 g/t AuEq for transition and fresh material. Mining dilution is 3% and ore loss is 2%.

11)	RBPlat PGM Operations

a.	Unscheduled mineable pillars have not been included in Mineral Reserves.
b.	UG2 general facies at South and parts of North shaft classified as a Measured Resource has been downgraded to a Probable Reserve due to the current market conditions and capital requirements.
c.	Impala Merensky reef in the boot area was converted to a Mineral Reserve based on Impala's life-of-mine schedule - these areas are not covered by our stream and are excluded from the statements above.
d.	Modifying factors used to convert Mineral Resources to Mineral Reserves are derived from an historic data benchmarking exercise and take into account future conditions.
e.	Estimated known and unknown geological losses are discounted from the reported Mineral Resources. Mineral Resources are estimated at a minimum cut of 90 cm.
f.	A 30 cm geotechnical support beam has been applied.
g.	With respect to grades RBPlat reports (i) the total precious metal grade defined as “4E”, which is the summation of Pt, Pd, Rh and Au and (ii) average prill splits for the various mine areas, which represent the relative proportions of Pt, Pd, Rh and Au that comprise 4E, expressed as a percentage. RBPlat reports an average gold prill split for the total inclusive Merensky Mineral Resource of 4.23%; this differs from that reported by Triple Flag, as Triple Flag's interest does not extend to Styldrift II, which exhibits a slightly lower gold prill split. The weighted average gold prill split of Triple Flag's reported Mineral Resources (4.55%) is based on RBPlat's Mineral Resource disclosure, but adjusted to exclude Styldrift II. The gold content of the UG2 is lower than that of the Merensky; RBPlat reports a gold prill split for the UG2 Mineral Resources of 0.56%.

12)	Kemess

a.	Mineral Resources reported are exclusive of those portions of the Mineral Resource that have been converted to Mineral Reserves.
b.	Mineral Resources have been estimated at a gold price of $1,450 per ounce, a copper price of $3.50 per pound and a $:C$ exchange rate of 1.25.

c.	The Kemess underground Mineral Resources are estimated based on an NSR cut-off of C$15.00 per tonne and the Kemess East Mineral Resources are based on an NSR cut-off of C$17.30 per tonne; both figures take into consideration metallurgical recoveries, concentrate grades, transportation costs and smelter treatment charges.

d.	Mineral Reserves have been estimated at a gold price of $1,250 per ounce, a copper price of $3.00 per pound and a $:C$ exchange rate of 1.25.

e.	Mineral Reserves are estimated based on an NSR cut-off of C$17.30 per tonne and take into consideration metallurgical recoveries, concentrate grades, transportation costs and smelter treatment charges in determining economic viability.

13)	Cerro Lindo

a.	The Mineral Resource is reported at a NSR cut-off value of $38.84/t. NSR cut-off values for Cerro Lindo’s and based on an average long-term zinc price of $3,131.14/t ($1.42/lb), a lead price of $2,297.40/t ($1.04/lb), a copper price of $8,382.5/t (US$3.80/lb) and a silver price of $22.63/oz.
b.	Mineral Reserves are estimated at an NSR cut-off value of $38.43/t processed. Incremental mineralization with values between $29.13/t and $38.84/t was included in the estimate. A minimum mining width of 5.0m was used, inclusive of extraction factors and dilution, which are applied based on stope type and location in the mine.
c.	Mineral Reserves are estimated using average long-term metal prices of zinc: $2,722.20/t ($1.23/lb); lead: $1,997.21/t ($0.91/lb); copper: Cu: $7,288.26/t ($3.31/lb) and silver: $19.68/oz.

14)	Buritica

a.	Effective date: December 31, 2020.
b.	Cut off grade of 3.0 g/t Au has been used. Mineral Resources are reported to a minimum 1 m horizontal width.
c.	Mineral Reserves have been estimated at a gold price of $1,490 per ounce and cut-off grades of 2.9 g/t Au.

15)	Gunnison

a.	Effective date of October 1, 2016.
b.	The following cut-off grades are assumed: 0.05% TCu for Oxide + Transitional and 0.30% TCu for Sulfide.
c.	The average ASCu/TCu ratio of the Mineral Resource when reported on an inclusive basis is 0.57; the ratio for the Mineral Resource reported on an exclusive basis is not available.
d.	Mineral Reserves have been estimated at a copper price of $2.75 per pound.
e.	65% of the Mineral Reserve total copper is acid soluble. Excelsior estimates the sweep efficiency of 74%. Accordingly, Excelsior estimates overall recovery of the copper Mineral Reserve at 48%.
f.	Mineral Reserves have been constrained to take into account lost Mineral Resources beneath Interstate 10 and along some of the lease boundaries. The production from blocks under Interstate 10 is factored by 50% to estimate mining losses there.

16)	Renard

a.	Mineral Resources reported are exclusive of those portions of the Mineral Resource that have been converted to Mineral Reserves.
b.	For underground Mineral Reserves, mining dilution varies between 12% and 25% and mining recovery is estimated at 85% and relates to the R2 and R3 kimberlite pipes.

17)	GJ

a.	Effective date of January 6, 2017.
b.	Mineral Resources are constrained to pit shells based on commodity prices, metallurgical recoveries and operating costs. Long-term metal prices of $2.75 per pound of copper, $1,250 per ounce of gold and $17.75 per ounce of silver were applied, along with metallurgical recovery rates of 90% for copper, 73% for gold and 50% for silver.
c.	For greater clarity, the operator combines the Spectrum and GJ deposits to form the “Spectrum GJ Cu Au Project”. Triple Flag’s royalty interest is limited to the GJ deposit; the Mineral Resources, as tabulated are restricted to the GJ deposit. The Mineral Resource is based on a 2017 Preliminary Economic Assessment published by the previous property owner, Skeena Resource Ltd. The current property owner, Newcrest Mining Limited, has not published an updated Mineral Resource.

18)	Akasaba

a.	Effective date: March 1, 2013.
b.	Mineral Resources are estimated using a long-term gold price of US$1,200 per ounce of gold.
c.	Open pit Mineral Resources are reported above a cut-off grade of 0.5 g/t Au and underground pit Mineral Resources are reported above a cut-off grade of 2.25 g/t Au.

19)	Chimo

a.	Effective date: March 23, 2021.
b.	Mineral Resources are estimated using a long-term gold price of US$1,612 per ounce of gold and a US$ to C$ exchange rate of 1.34.
c.	Mineral Resources are estimated at cut-off grades between 1.5 g/t Au and 2.0 g/t Au.

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20)	Douay

a.	Effective date: December 6, 2019.
b.	Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce of gold.
c.	Mineral Resources are reported above a cut-off grade of 0.45 g/t Au for a potential open pit scenario and 1.0 g/t Au for a potential underground scenario.
d.	Triple Flag’s interests are limited to an area approximate to the North West pit; the reported figures have been adjusted to reflect the royalty coverage.

21)	Heva

a.	Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce of gold and a US$ to C$ exchange rate of 1.35.
b.	Mineral Resources are in-situ without dilution and material loss at a cut-off grade of 0.01 oz/ton gold (0.33 g/tonne) for open pit and 0.088 oz/ton gold (3.0 g/tonne) for underground.

22)	Hosco

a.	Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce of gold and a US$ to C$ exchange rate of 1.35.
b.	Mineral Resources are in-situ without dilution and material loss at a cut-off grade of 0.01 oz/ton gold (0.33 g/tonne) for open pit and 0.088 oz/ton gold (3.0 g/tonne) for underground.

23)	Sleepy

a.	Effective date: November 25, 2014.
b.	Mineral Resources are estimated using a long-term gold price of US$1,300 per ounce of gold.
c.	Mineral Resources are reported above a cut-off grade of 3.0 g/t Au.

24)	Val D'Or East

a.	Effective date: June 1, 2021.
b.	Mineral Resources are estimated using a long-term gold price of US$1,350 per ounce of gold and a US$ to C$ exchange rate of 1.333.
c.	Mineral Resources are reported at a cut-off grade of 0.5 g/t Au for the pit-constrained and 1.95 g/t Au for the underground scenarios.
d.	Triple Flag’s royalty is estimated to cover portions of the Pascalis trend; the reported figures have been adjusted to reflect the royalty coverage.

25)	Beaufor

a.	Effective date: July 23, 2021.
b.	Mineral Resources are estimated using a long-term gold price of US$1,550 per ounce of gold.
c.	The estimate is reported for potential underground scenario at cut-off grades of 2.8 g/t Au (>=45 degree dip) and 3.2 g/t Au (<45 degree dip).

26)	Buffalo Valley

a.	Effective date: December 31, 2017.
b.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce of gold.

27)	Polo Sur

a.	Effective date: December 31, 2020.
b.	Mineral Resources are reported using the following commodity prices: US$3.60 per pound of copper.
c.	Mineral Resources combine oxide and sulfide mineralization.

28)	Tamarack

a.	Effective date of January 8, 2021.
b.	All Mineral Resources reported at a 0.5% Ni cut-off.
c.	The following commodity prices were assumed: $8.00 per pound of nickel, $3.00 per pound of copper, $25.00 per pound of cobalt, $1,000 per ounce of platinum, $1,000 per ounce of palladium and $1,300 per ounce of gold.

29)	St. Honoré

a.	Effective date of December 31, 2013.
b.	Mineral Resources are estimated at a cut-off grade of 0.5% total rare earth oxides.
c.	Estimated Mineral Resources are enclosed within the core of the carbonatite complex and are confined between the bedrock and 700 m below the surface.

CERRO LINDO MINING AND TECHNICAL INFORMATION

The current technical report in relation to Cerro Lindo is entitled “Technical Report on the Cerro Lindo Mine, Department of Ica, Peru”, which was prepared for Nexa Resources S.A., and filed under Nexa’s SEDAR profile on March 22, 2021, with an effective date of December 31, 2020. Current mining and technical information, with an effective date of December 31, 2021 is included in Nexa’s 20-F, which was filed under Nexa’s EDGAR profile on March 17, 2022.

The Cerro Lindo mine is an underground mine located in Peru wholly owned by Nexa Peru. Operations began in 2007 and, in 2021, the Cerro Lindo mine produced approximately 102.3 thousand tonnes of zinc contained in concentrates, 29.1 thousand tonnes of copper contained in concentrates, 12.8 thousand tonnes of lead contained in concentrates, 3,813.7 thousand ounces of silver contained in concentrates and 4.8 thousand ounces of gold contained in concentrates. The ore is treated at a concentrator plant that has a processing capacity to 21.0 thousand tonnes of ore per day.

Project Description, Location and Access

The Cerro Lindo mine is an underground, polymetallic mine located in the Chavín District, Chincha Province, Peru, approximately 268 km southeast of Lima and 60 km from the coast. Access from Lima is available via the paved Pan American Highway south to Chincha, and then via an unpaved road up the Topara River valley to the mine site. Internal roadways connect the various mine site components. The approximate coordinates of the mine are 392,780m East and 8,554,165m North, using the Universal Transverse Mercator WGS84 datum and the project site is located at an average elevation of 2,000 m above sea level.

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All mineral concessions are held in the name of Nexa Peru. The tenure consists of 68 mining concessions and one beneficiation concession, totaling approximately 43,750.2 hectares. Nexa Peru currently holds surface rights or easements for the following infrastructure at Cerro Lindo: mine site, access roads, power transmission line and water pipeline for the mine, old and new power transmission lines to Cerro Lindo, desalination plant, water process plant, and the water pipeline from the desalination plant to the mine site. There is sufficient suitable land available within the mineral tenure held by Nexa Peru for tailings disposal, mine waste disposal and installations such as the process plant and related mine infrastructure.

Nexa is required to pay annual fees for its mining concessions and, in some cases, mining production penalties if it does not timely reach the minimum production levels set by Peruvian mining law. The tax stability agreement previously in place expired on December 31, 2021. Going forward Nexa will pay income taxes and certain mining taxes to the Peruvian government. In addition, Nexa is required to pay a mining royalty to the Peruvian government for the exploitation of metallic and non-metallic resources. The amount of the royalty is payable on a quarterly basis and is equal to the greater of (i) an amount determined in accordance with a statutory scale of marginal tax rates from 1.0% to 12.0% based on a company operating income margin and applied to that company’s operating income and (ii) 1.0% of a company’s sales, in each case during the applicable quarter.

As of December 31, 2021, Nexa Peru had a total of six water licenses, one for use of seawater, and the remaining five for ground water extraction. Cerro Lindo holds a number of permits in support of the current operations. The permits are Directorial Resolutions issued by the Peruvian authorities upon approval of mining environmental impact assessments filed by the mining companies. Nexa Peru maintains an up-to-date record of the legal permits obtained to date.

History

Several companies have held interests in the Cerro Lindo mine area, including BTX, Phelps Dodge, and Nexa Peru. Exploration work completed to date includes geological mapping, rock chip and soil sampling, trenching, ground geophysical surveys, and exploration, definition and underground operational core drilling. Feasibility studies were completed in 2002 and 2005, with mine construction commencing in 2006. Formal production started in 2007, and the mine has been operational since that date.

Geological Setting, Mineralization and Deposit Types

Cerro Lindo is classified as a volcanogenic massive sulfide (“VMS”) deposit. The Cerro Lindo deposit is 1,500 m long, 1,000 m wide, and has a current vertical development of 470 m below the surface. Mineralization consists of at least 10 discrete mineralized zones. The Cerro Lindo deposit comprises lens shaped massive bodies, composed of pyrite (50.0% to 90.0%), yellow sphalerite, brown sphalerite, chalcopyrite, and minor galena. Significant barite is present mainly in the upper portions of the deposit. A secondary enrichment zone, composed of chalcocite and covellite, has formed near the surface where massive sulfides have oxidized. Silver rich powdery barite remains at the surface as a relic of sulfide oxidation and leaching.

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Exploration

During 2021, Nexa completed approximately 90.0 km of diamond drilling, divided between exploration and infill drilling. By the end of 2021, Nexa had drilled in their exploration program, 19.0 km in 26 drill holes from surface in Pucasalla target, 4.2 km northwest from Cerro Lindo from March 2021, confirming sulfide lens of sphalerite, galena and chalcopyrite in a dacite host rock with gangue of barite. In underground, Nexa drilled 14.2 km in 33 drill holes, confirming the continuity of the east extension of the orebody OB-9 and the southeast extension of the orebody OB-5B. Pucasalla superficial bodies are located north of the Topará River and near mine ore bodies are located to the south of the Topará River.

During 2022, Nexa expects to complete a total of 38.7 km of exploratory drilling. The objective of the surface drilling program is to continue the exploratory drilling program to the northwest and east extension of Pucasalla, construction of new access and platforms to test the Pucasalla Sur and Festejo targets. Nexa expects to conduct an underground exploration drilling program targeting the OB-9, OB-8, OB-6 extensions and Festejo, Festejo West and Pucasalla Sur targets. In 2021, Nexa spent US$7.7 million on exploration activities at Cerro Lindo, primarily associated with diamond drilling, geochemistry analysis and geological research works. Nexa has budgeted US$8.9 million for the project during 2022 to support exploration activities.

Drilling

Cerro Lindo has drilled using diamond core, with the majority of drillholes having been completed from underground workings and the minority from surface. Between 1995 and March 2, 2020, a total of 654,139 m in 4,808 holes were drilled within the project area. From March 3, 2020 to December 31, 2020, an additional 52 exploration drill holes for a total of 19,541 m of diamond drilling were completed.

Sampling, Analysis and Data Verification

Drill hole and channel sample spacing is considered adequate for the type of deposit. Sample collection and core handling are in accordance with industry standard practices. Procedures to limit potential sample losses and sampling biases are in place. Sample intervals are consistent with the type of mineralization. The quality assurance and quality control (“QA/QC”) protocol currently implemented includes the insertion of one coarse blank, one certified reference material (“CRM”), one twin sample, one coarse duplicate and one pulp duplicate in every 25 sample batch, representing in total a 20.0% insertion rate. The QA/QC protocol implemented allows for proper assessment of precision, accuracy, and contamination. Insertion rates of quality control samples were in line with general industry standards. Core boxes are transported every day to the core shed by personnel from the drilling company. Analytical samples are transported by company or laboratory personnel using corporately owned vehicles. Core boxes and samples are stored in safe, controlled areas. Chain of custody procedures are followed whenever samples are moved between locations, to and from the laboratory, by filling out sample submittal forms. No details were available regarding laboratory procedures prior to the Milpo 1999 drilling campaign, including the Phelps Dodge drill program.

Samples from drilling and underground sampling programs completed by Milpo from 1999 to 2001 were prepared at the Bondar Clegg facility in Lima and analyzed at the Bondar Clegg laboratory in Bolivia. Bondar Clegg’s laboratories in Lima and Bolivia were not certified; however, both followed protocols set out by Bondar Clegg’s Vancouver laboratory, which had ISO 9001 certification. The check or umpire laboratory used was SGS del Peru´ S.A.C (“SGS Peru”), which was an ISO 9001 certified laboratory.

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Since 2007, all mine samples have been processed at the Cerro Lindo mine laboratory (the “Mine Laboratory”), which was managed by SGS Peru between 2007 and 2011 and since 2011, by Inspectorate Lima. From 2014 to 2016, exploration samples were processed at Inspectorate Lima; however, that laboratory was replaced in early 2016 by Certimin Lima and by ALS in 2019. Inspectorate Lima has ISO 9001, ISO 14001, and ISO 19007 certification. Certimin Lima holds ISO 9001 and NTP-ISO/IEC 17025 and 17021 certifications and is accredited by the Organismo Peruano de Acreditacio´n (INACAL). The Mine Laboratory is neither certified nor accredited.

Since 2007, exploration and mine samples have been prepared at the Mine Laboratory in the following manner: (1) drying at 105°C ± 5°C in stainless steel trays; (2) primary crushing to 3⁄4” (jaw crusher); (3) secondary crushing to better than 85% minus 2 mm (jaw crusher and since 2016, Boyd crusher with a dedicated rotary splitter); (4) homogenization and splitting to obtain a 200 g to 250 g sub-sample (using a Jones splitter and the Boyd crusher since 2016); and (5) pulverizing the collected sub-sample to 95% minus 0.105 mm (ring pulverizer). All preparation workstations are provided with compressed air hoses for cleaning and dust extraction. Prior to 2007 a similar sample preparation methodology was followed by Bondar Clegg Lima for exploration samples. For mine samples from 2007 onwards, analyses of silver, zinc, copper and lead are performed by four acid digestion followed by AAS. From 2007 onwards, exploration samples were submitted for analysis using a four-acid digestion followed by ICP OES analysis, which is used for multielement analyses on all samples. Mine data are stored in Datamine’s Fusion database, which is located in the mine server at Cerro Lindo. Nexa performs regular backups to a remote server in Lima and central server in Brazil. Access to the database is strictly controlled. Numerous QA/QC programs have been in place at different periods of Cerro Lindo’s history.

Density and/or specific gravity data have been collected by Nexa and predecessors throughout the history of the project; it is not clear from the records which data type was collected. Based on analysis, RPA accepts the use of the term “density” for both density and SG data for the purposes of the technical report. During more recent assessments (post-2000) the standard water-displacement method has been used on wax-coated and un-coated samples, with analysis conducted by various external laboratories. From 2013 to 2020, 8,524 bulk density samples were analyzed, of which 4,410 were from within mineralization zones.

Mineral Processing and Metallurgical Testing

The processing plant at Cerro Lindo has been in operation since 2007 and uses a conventional polymetallic flotation scheme to produce zinc, lead, and copper concentrates with silver content. The concentrates are relatively clean and high grade, and in general do not contain penalizable concentrations of deleterious elements. A small penalty does result from the combined content of Pb and Zn in the copper concentrate, which since 2016 has contained Pb + Zn in the approximate range of 4.8% to 5.6%. Silver in the feed is mostly recovered to the copper and lead concentrates, resulting in silver credits for these two concentrates. Analysis of historical production shows that recoveries of Cu, Pb, and Zn are related to their head grades, while Ag recoveries to the copper and lead concentrates tend to follow the Cu and Pb head grades. Apart from decreasing head grades, no fundamental changes to the concentrator feed are anticipated, based on recent processing plant performance, the forecast recoveries and concentrate qualities for the near future are reasonable.

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Mineral Resource and Mineral Reserve Estimates

The Cerro Lindo Mineral Reserve and Mineral Resource estimates have been reported in accordance with the terms and definitions of Subpart 1300 of Regulation S-K. Costs and modifying factors used in the estimation of Mineral Reserves are detailed in tables below.

The Cerro Lindo Mineral Resources estimates were completed using Datamine Studio RM (“Datamine”) and Leapfrog Geo (“Leapfrog”) software. Wireframes for rock types and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping, and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.5 m lengths. Wireframes were filled with blocks sub-celled at wireframe boundaries. Blocks were interpolated with grade using the ordinary kriging and inverse distance cubed interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and other criteria. The Cerro Lindo Mineral Resources estimates were reported using all the material within resource shapes generated in Deswik Stope Optimizer software. The estimate satisfied the minimum mining width of 4.0 m for resource shapes, and used a NSR cut-off value of $38.84/t. NSR cut-off values for Cerro Lindo’s Mineral Resources estimate are based on an average long-term zinc price of $3,131.14/t ($1.42/lb), a lead price of $2,297.40/t ($1.04/lb), a copper price of $8,382.5/t (US$3.80/lb) and a silver price of $22.63/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data, and are variable as a function of head grade; at life of mine average head grades the forecasted metallurgical recoveries are as follows: 88.1% for Zn, 68.9% for Pb, are 86.6% for Cu, and 68.8% for Ag.

The Cerro Lindo Mineral Reserves are estimated at an NSR cut-off value of $38.43/t processed. Incremental mineralization with values between $29.13/t and $38.84/t was included in the estimate. A minimum mining width of 5.0m was used, inclusive of extraction factors and dilution, which are applied based on stope type and location in the mine. The NSR cut-off value is determined using the Mineral Reserve metal prices, metal recoveries, concentrate transport, treatment and refining costs, as well as mine operating costs. Metal prices used for Mineral Reserves are based on consensus estimates and other sources. Mineral Reserves are estimated using average long-term metal prices of zinc: $2,722.20/t ($1.23/lb); lead: $1,997.21/t ($0.91/lb); copper: Cu: $7,288.26/t ($3.31/lb) and silver: $19.68/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade; at life of mine average head grades the forecasted metallurgical recoveries are as follows: 88.1% for Zn, 68.9% for Pb, are 86.6% for Cu, and 68.8% for Ag. The current life of mine plan continues to 2029.

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Cerro Lindo - Mineral Reserve Statement as at December 31, 2021

		Grade				Contained Metal
	Tonnage	Zinc	Copper	Silver	Lead	Zinc	Copper	Silver	Lead
Class	(Mt)	(%)	(%)	(g/t)	(%)	(kt)	(kt)	(koz)	(kt)
Proven	24.30	1.61	0.65	21.80	0.21	392	158	17,030	51
Probable	19.74	1.21	0.59	22.90	0.20	238	116	14,519	39
Subtotal	44.04	1.43	0.62	22.30	0.20	630	274	31,549	90

Cerro Lindo - Mineral Resource Statement as at December 31, 2021

		Grade				Contained Metal
	Tonnage	Zinc	Copper	Silver	Lead	Zinc	Copper	Silver	Lead
Class	(Mt)	(%)	(%)	(g/t)	(%)	(kt)	(kt)	(koz)	(kt)
Measured	3.88	1.93	0.61	21.60	0.23	75	24	2,698	9
Indicated	3.56	1.04	0.48	28.10	0.26	37	17	3,218	9
Subtotal	7.44	1.50	0.55	24.70	0.25	112	41	5,915	19
Inferred	8.23	1.40	0.29	39.20	0.46	116	24	10,385	38

Notes:

1.	Source: Nexa Resource S.A. Form 20-F for the year ending December 31, 2021.
2.	Mineral Reserve and Mineral Resource estimates have been reported in accordance with the terms and definitions of Subpart 1300 of Regulation S-K.
3.	Mineral Resources are reported on a 100% ownership basis.
4.	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.
5.	Columns and rows may not add up due to rounding.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mining Operations

The mine is mechanized, using rubber-tired equipment for all development and production operations. Mining is carried out in nine separate orebodies, using large long-hole stoping methods, in a primary/secondary/tertiary sequence. Stopes are backfilled with a low-cement content paste fill made from flotation tailings. The mobile equipment fleet for Cerro Lindo is composed of equipment owned by Nexa and numerous contractors.

The highest operating level is the 1970 m level, the lowest operating level is the 1550 m level, and the ultimate bottom level is planned to be the 1490 m level. Mine access is through fifteen portals servicing adits, drifts, and declines. The majority of the ore is delivered, via a fleet of 35 t and 52 t trucks, to grizzlies on the 1830 m level which serve a crusher installed on the 1820 m level. Crushed ore is delivered to the surface stockpile via inclined conveyor through a portal at the 1940 m level. From the surface stockpile, ore is delivered to the concentrator via a system of inclined overland conveyors.

Rock mass conditions are well understood and appropriate for the current mining depths, the rock reinforcement types, and geotechnical input into the mine production and development. The geotechnical mapping and data analysis protocols include industry-standard practices such as detailed descriptions of the various structural domains and their characteristics. This work is based on field mapping, geological modelling, and limited geotechnical core drilling. Geotechnical characterization is a continuous proactive process as new mining areas are accessed.

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The Cerro Lindo mine does not produce significant quantities of water and exploration drilling to date has not intersected any water-bearing structures that could introduce major inflows into the mine. The only pumping required is to remove drilling water from the workings. This water is collected, treated, and recycled for use in the operation. The mine ventilation circuit is extensive, consisting of portals, main fans, airflows, and main interconnecting ramps and raises. Each orebody is ventilated by a quasi-parallel split serving that orebody alone. A total of 2.37 million cubic feet per minute enter the mine through twelve portals and exhaust through six raises. The ventilation system is powered by 19 main fans, all of which are installed underground on the exhaust circuit.

Cerro Lindo – 2019 to 2021 Production Statistics

	Units	2019	2020	2021
Treatment ore	(t)	6,799,747	5,482,211	6,369,044
Average ore grade
Zinc	(% Zn)	2.1	1.9	1.8
Copper	(% Cu)	0.6	0.6	0.5
Lead	(% Pb)	0.3	0.3	0.3
Silver	(oz/t Ag)	0.7	0.8	0.8
Gold	(oz/t Au)	0.0	0.0	0.0
Metal contained in concentrates production
Zinc	(Zn t)	126,310	95,426	102,275
Copper	(Cu t)	37,678	27,820	29,102
Lead	(Pb t)	12,256	11,590	12,849
Silver	(Ag oz)	3,250,479	2,938,985	3,813,731
Gold	(Au oz)	4,458	4,020	4,829
Cash Cost, net of by product credits	($/t)	356.0	(8.7)	(525.0)
Cash Cost, net of by product credits	($/lb)	0.16	-	(0.24)
Capital Expenditures	($M)	50.5	27.7	40.6

Processing and Recovery Operations

The Cerro Lindo processing plant is located on a ridge adjacent to the mine and is at an altitude of 2,100 m above sea level to 2,200 m above sea level. The plant commenced operations in 2007 with a processing capacity of 5,000 tpd, however, has since been expanded to a name plate capacity of 21,000 tpd. Processing consists of conventional crushing, grinding, and flotation to produce separate copper, lead, and zinc concentrates. The tailings are thickened and filtered for use as backfill or trucked to the dry stack tailings storage facility.

Flotation consists of bulk rougher and scavenger flotation to produce a copper-lead concentrate, which is then cleaned combined with the flash flotation bulk concentrate prior to being separated into copper and lead concentrates. Bulk flotation tails forms the feed to zinc rougher and scavenger flotation on the bulk flotation tails to produce a zinc concentrate, which is then cleaned. The three concentrates are thickened and filtered, and then deposited into dedicated concrete storage bunkers. Concentrate is reclaimed by front-end loader and each bucket is sampled before being loaded into trucks. The trucks are weighed on a weigh bridge adjacent to the concentrate handling area before being dispatched to the Port of Callao (copper and lead concentrates) or Nexa’s Cajamarquilla refinery (zinc concentrate) near Lima.

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The concentrates produced at Cerro Lindo contain low concentrations of deleterious elements and higher than average concentrations of the primary metals. However, the copper concentrate attracts a small penalty of approximately $2.00 per tonne due to the combined lead and zinc content of the concentrate (approximately 4.8% to 5.6%).

Final tails consist of zinc scavenger tails. The tails are directed to the tails thickener. The thickened underflow is divided, with part going to the paste-backfill plant, and the remainder going to the dry-stack tailings filtration plant. The split between tailings to paste-backfill and dry-stack tailings is approximately 50:50.

Infrastructure, Permitting and Compliance Activities

All key infrastructure required for mining and processing operations is constructed. This includes the underground mine, access roads, powerlines, water pipelines, desalination plant, offices and warehouses, accommodations, process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, paste-fill plant, and the dry-stack tailings storage facilities. Electrical power is provided to the mine via the national grid; two 220 kV transmission lines supply power from the substation. Site power demand is approximately 37 MW. Access to the mine site is via paved highway to Chincha (180 km from Lima), followed by a 60 km unpaved road. The unpaved road covers a significant gain in elevation and has a number of narrow sections that restrict speeds for heavy haulage. A new freshwater pipeline from the desalination plant on the coast to the mine was completed in February 2020 and is operational.

Tailings are disposed of using a combination of the backfill method, two dry stacking structures and two effluent dams. Waste rock from the underground mining operations is either used as backfill underground or stockpiled on the surface. Waste rock is stockpiled in six locations on the mine site. Geochemical testing identified most of the waste rock to be potentially acid generating and water quality concerns are mitigated by the relative lack of precipitation at the mine site and managed by the seepage collection infrastructure in place for the larger waste rock dumps.

Nexa presents a summary characterization on the baseline analyses included in the 2018 EIA for the mine site and the desalination plant area near Chincha, which considers the climate, air quality, ambient noise, water quality, flora and fauna and social heritage.

The Environmental Management Plan states that no environmental compensation plan is required because the proposed mitigation measures ensure the preservation of the ecosystem and biodiversity of the mine site area, and all the potential environmental effects were characterized as not significant in the EIA.

Cerro Lindo complies with applicable Peruvian permitting requirements. The approved permits address the authority’s requirements for operation of the underground mine, tailings storage facilities, waste rock dumps, process plant, water usage and effluents discharge. Cerro Lindo maintains an up to date record of the legal permits obtained to date, documenting the validity period, renewal date (if applicable), and status (current, canceled or superseded). Nexa uses an ISO 14001 compliant environmental management system at Cerro Lindo to support environmental management, monitoring and compliance with applicable regulatory requirements during operation.

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Nexa’s policies, programs, social risk management systems, and/or social performance is reviewed against relevant International Finance Corporation Performance Standards.

The 2016 Mine Closure Plan and the conceptual closure plan are included in the 2018 EIA. The approved period for implementing closure and post-closure in the initial Mine Closure Plan was 18 years. Post-closure monitoring, assumed to extend for five years after closure, will include monitoring of physical, geochemical, hydrological, biological, and social stability. The closure cost estimated in 2019 was $57.2 million.

Capital and Operating Costs

In 2021, Nexa spent $36.6 million on sustaining capital expenditures for Cerro Lindo, primarily associated with mine development, equipment replacement and other major infrastructure projects.

The current technical report for Cerro Lindo details estimated life of mine operating costs of $200 million per year or approximately $35/ tonne of ore processed.

Exploration and Development

Exploration during 2021 has been focused on extensions of known orebodies to the southeast of Cerro Lindo, and at the new VMS discovery at the Pucasalla target, 4.5 km to the northwest of the mine. At year-end there were currently five operating drill rigs. For the first quarter of 2022, Nexa plans to continue drilling the Pucasalla target from the surface with two rigs towards the northwest and southeast extensions. Inside the mine, the objective is to drill the northwest extension of orebody 5B and the Festejo geophysical anomaly, located 0.78 km southeast of Cerro Lindo.

NORTHPARKES MINING AND TECHNICAL INFORMATION

Current Technical Report

On behalf of the Northparkes Joint Venture, CMOC as operator prepares Mineral Resource and Mineral Reserve estimates in accordance with the guidelines and principles of the JORC Code 2012, and under supervision of Competent Persons, and has prepared this summary of mining and technical information. The document entitled “Northparkes Mining and Technical Information” and dated effective December 31, 2021, which document was prepared on behalf of the Northparkes Joint Venture by CMOC, as operator of the Northparkes mine, is available on the Northparkes Joint Venture’s website at www.northparkes.com. CMOC discloses information required by the listing rules of the HKSE on the HKSE website at https://www.hkexnews.hk/.

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Project Description, Location and Access

Northparkes is operated by CMOC on behalf of the Northparkes Joint Venture, an unincorporated joint venture between CMOC (80%), SC Mineral Resources Pty Ltd. (6.7%) and Sumitomo Metal Mining Oceania Pty Limited (13.3%) (the latter two collectively, “Sumitomo”). Northparkes operates block cave and open cut mines and an ore processing plant located 27 km north of Parkes in central New South Wales, Australia. Northparkes, which is accessible via paved road, is located at an elevation of 280 m above sea level on the plains to the west of the Great Dividing Range, in the headwaters of the Bogan River, which is part of the Murray Darling Basin. The land surrounding the operations is mainly used for farming. Annual rainfall is in the range of 400 - 1000 mm (average 600 mm).

Northparkes comprises the mining licenses ML1247, ML1367, ML1641 and ML1743, which are enclosed by the exploration licenses EL5323, EL5800, EL5801 and EL8377. The mining licenses are valid and have renewals due between 2029 and 2039 and the exploration licenses are valid and have renewals due between 2023 and 2024. Northparkes owns 6,000 ha of land around the mine, of which the mining leases cover 1,630 ha. The remaining land is actively farmed. In order to maintain the mining leases, CMOC is required to renew the leases prior to the expiry, submit annual statutory reports and pay annual rental fees and annual levies. A four percent royalty is payable to the Government of the State of New South Wales and is calculated on an ex-mine basis, less allowable deductions, which include, inter alia, treatment and refining charges, on-site treatment, processing, marketing and penalties.

History

Copper and gold mineralization was discovered at E22 in 1976 by Geopeko, the exploration arm of Peko-Wallsend Limited, via road-side traverse drilling. Subsequently, the E27 and E26 deposits were discovered by drilling a grid of RAB drill holes in 1978 and 1980, respectively. North Limited (“North”) acquired the Northparkes project through its merger with Peko-Wallsend Limited in the 1980s. North approved the Northparkes project, comprising underground block cave and open cut mines, and concentrator, in 1992, following an extensive and lengthy studies phase. North subsequently formed the Northparkes joint venture with Sumitomo Metal Mining Oceania and Sumitomo Corporation in 1993 in order to obtain a development partner with downstream smelting and refining capability. Rio Tinto acquired North in 2000 and assumed management of the Northparkes joint venture. In 2004 the second block cave mine, E26 Lift 2 was commissioned, with a northern extension added in 2008 (E26L2N) followed by initial production from E48 Lift 1 in 2010. In 2012, the nameplate mill throughput was increased to 6.4 Mtpa. CMOC acquired Rio Tinto’s stake in the Northparkes joint venture in 2013. Fully automated mining and haulage was achieved in 2015 from E48 and Northparkes celebrated its 25th year of production in 2019. Northparkes milled 6.8 Mt in 2021 at a grade of 0.54% copper and 0.17 g/t gold to yield 107.8 kt of concentrate at a grade of 28.2% copper and 7.6 g/t gold. Northparkes has recently completed commissioning of the expansion project increasing the throughput of the operation to 7.6 Mtpa.

Geological Setting, Mineralization and Deposit Types

The Northparkes deposits occur within the Ordovician Goonumbla Volcanics of the Goonumbla Volcanic Complex and Wombin Volcanics. The Goonumbla Volcanics form part of the Junee-Narromine Volcanic Belt of the Lachlan Orogen and consist of a folded sequence of trachyandesitic to trachytic volcanics and volcaniclastic sediments that are interpreted to have been deposited in a submarine environment.

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The Goonumbla Volcanics at Northparkes have undergone little deformation, with gentle to moderate bedding dips as a result of regional folding. The dominant structure observed to date in the Northparkes area is the Altona Fault, an east-dipping thrust fault, which truncates the top of E48 and GRP314 and is known to extend from east of E26 north through E27.

The porphyries form narrow, typically less than 50 m in diameter, but vertically extensive (greater than 1,000 m) pipes. Mineralization extends from the porphyries into their host lithology. The current life-of-mine plan is focused on five porphyries, referred to as E26, E48, E22, E31 and GRP314; in addition to these zones, numerous other mineralized porphyries exist across the district. The deposits are hosted within both the Goonumbla and Wombin Volcanics, with mineralization-related intrusive rocks effectively forming part of the latter. A schematic depiction of the mineralization and major rock types encountered at Northparkes is shown in Figure 2.

Sulfide mineralization occurs in quartz stockwork veins, as disseminations and fracture coatings. Highest grades are generally associated with the most intense stockwork veining. Sulfide species in the systems are zoned from bornite-dominant cores, centered on the quartz monzonite porphyries, outwards through a chalcopyrite-dominant zone to distal pyrite. As the copper grade increases (approximately > 1.2 per cent copper), the content of covellite, digenite and chalcocite associated with the bornite mineralization also increases. Gold normally occurs as fine inclusions within the bornite; due to the intimate relationship with bornite, visible gold tends to occur within the highest-grade zones of the central portion of the deposit. A small portion of gold mineralization does not appear to be directly associated with copper sulfide minerals. Silver is associated with copper sulfide minerals and is present in solid solution and as inclusions of silver-bearing tellurides and electrum. Copper-to-gold ratios differ between the different deposits and within individual deposits.

All of the Northparkes deposits are cross-cut by late faults/veins filled with quartz-carbonate and minor gypsum, anhydrite, pyrite, tennantite, chalcopyrite, sphalerite and galena, the associated sericite alteration can extend up to 10 m from the faults. Tennantite, which contributes arsenic to the final copper concentrate, is present in higher concentrations in the E48 deposit.

Oxide mineralization blankets were well developed over the E22 and E27 deposits. The upper blanket was gold-rich and copper-poor. The lower blanket was enriched in copper by supergene processes. The dominant copper oxide minerals at E22 and E27 were copper carbonates (malachite and azurite) and phosphates (pseudomalachite and libethenite) with lesser chalcocite, native copper, cuprite and chrysocolla. A gold-poor, less well developed, supergene copper blanket was also developed over the E26 deposit.

Exploration

Exploration activities in the Northparkes area were initially undertaken by the corporate exploration groups of Geopeko and North until 1998. From 1998 onwards, Northparkes has internally managed all exploration in the district, focusing exclusively on the Goonumbla Volcanic Complex. A combination of magnetic, gravity and electrical geophysical surveys, bedrock geochemistry, geological interpretation and deep diamond drilling has been used to help discover new porphyry systems, including the GRP314 deposit. Recent exploration activities have provided extensive deep drill coverage in the mine corridor. This has led to the discovery of additional mineralization at depth beneath existing mining operations at the E22, E26 and E48 deposits.

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Drilling

The Northparkes deposits are defined by a series of diamond drill core and reverse circulation drilling intercepts; the majority of diamond drill core is drilled as oriented core. The majority of the Mineral Resource is supported by drill core. Comprehensive downhole geophysical data is collected via several methods, which includes acoustic televiewer, full waveform and multichannel sonic; density, Gamma-Gamma, dual resistivity and dipmeter.

All diamond drill core, reverse circulation, air core, or grab sample logging is captured electronically with AcQuire software to be ultimately housed within the master AcQuire database.

Sampling, Analysis and Data Verification

Sampling of diamond drill core involves sawing samples to obtain half core which is then sampled on two- meter lengths for assay. The other half of the core is retained onsite although some samples may be utilized for metallurgical test work.

Reverse circulation samples are collected through a cone splitter at the drill rig. Samples are collected over a two-meter length, similar to core samples. A duplicate sample is taken at a minimum frequency of 1 in 20 to assess field sampling error.

Samples are sent for sample preparation and Au by fire assay analysis to ALS laboratories in Orange, New South Wales. Analysis for a 48-element suite, including Cu and other base metals, is undertaken by ALS laboratories in Brisbane, Queensland. Samples are received and dried at 105°C for 24 hours in a thermostatically controlled, gas fired oven. All samples are then crushed with 2.5 kg to 3 kg rotary divided off for pulverizing. 1 in 20 samples is checked for sizing (80% passing 2mm) as a quality control. A duplicate sample is also collected at this stage of the process at a rate of 1 in 20. The sample is then pulverized and 300 grams sub-sampled and sent for assaying. The pulverized sample is checked to ensure that 90% passed 75µm and duplicates are collected at a rate of 1 in 20.

The initial assay method for Au utilizes a trace method fire-assay where 30 grams of pulp is fused in a lead collection fire assay. The prill is digested in aqua-regia and the gold content determined by AAS. The range of this technique is 0.002 to 1ppm. Over-range values are re-analyzed using an ore-grade method. The range of the ore-grade analysis is 0.01 to 100ppm. The assay for base metals uses a 48-element suite (ME-MS61). A sub-sample of the pulp is digested using a HF/multi acid ‘Near-Total’ digest. Analytes tested are: Ag, Al, As, Ba, Be, Bi, Ca, Cd, Ce, Co, Cr, Cs, Cu, Fe, Ga, Ge, Hf, In, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, P, Pb, Rb, Re, S, Sb, Sc, Se, Sn, Sr, Ta, Te, Th, Ti, Tl, U, V, W, Y, Zn & Zr. An “Ore Grade” OG62 analysis is used to re-assay samples for Cu, for samples assaying higher than 0.4% Cu in the method outlined above. This technique is also a four-acid digest, with ICP-AES or AAS finish. Assay results are reported electronically to Northparkes via email. Where re-assaying due to failed quality assurance and quality control occurred, the laboratory is required to report the whole batch to Northparkes (including the samples not re-assayed). QA/QC data are reviewed and monitored on a continuous basis.

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A comprehensive independent quality control program is implemented by Northparkes as a standard part of each drilling programme, which includes standards, blanks and duplicate samples. A suite of matrix matched Northparkes standards are utilized. Each standard is selected by the logging geologist to match the appropriate level of Cu, Au, and As. Standards are inserted into sample batches at a minimum rate of 1:20. Blanks are also inserted into batches at the rate of 1:20 and consist of locally sourced basalt gravel. Duplicate samples are taken at various stages of sample preparation to assess sampling error; these comprise coarse field duplicates splits of RC samples (1:10); duplicate samples collected after crushing and pulverizing (1:20); internal laboratory repeats (1:20) of samples from the same pulp packet and within the same sample batch; and half core duplicates (1:100).

Dry bulk density is measured using two different methods on the same sample — the caliper method (diametric) and a water displacement (immersion) method. Measurements are generally taken at 20 m intervals downhole on diamond drill core. Samples are prepared by cutting 20 cm cylinders of core, rejecting those where substantial chipping occurred when cutting the ends. Samples are weighed after drying in air and then oven dried overnight (~12 hrs.) at around 105°C. The oven dried samples are then cooled and weighed to determine the dry sample weight. Caliper bulk density measurements are compared with water displacement measurements as a verification step. In the case of samples where the absolute percentage difference between the two methods is more than 5%, the method closest to 2.68 t/m3 (the average value) is selected as the preferred method, effectively rejecting any erroneous values. For estimation, density values less than 2.40 t/m3 are excluded and values greater than 3.00 t/m3 are cut to 3.00 t/m3.

Mineral Processing and Metallurgical Testing

Metallurgical testwork is performed for each new deposit area as part of the technical studies that are conducted prior to developing a new deposit or cave lift. Metallurgical studies are focused on assessing the ore treatment characteristics of the respective mining area in the Northparkes processing circuit and assessing options to optimise throughput and recovery. Northparkes ore tends to exhibit consistent and predictable metallurgical characteristics and are well understood and characterised. Metallurgical testwork typically includes detailed mineralogical characterization, comminution testwork (including grindability and abrasivity), locked- cycle floatation on composite samples and dewatering tests.

Arsenic and fluorine are the main penalty elements for Northparkes concentrates and certain offtakers also penalise aluminium (from mica) and magnesium (from carbonates). Northparkes is able to blend its ore sources to manage deleterious elements to minimise penalties and the increasing balance of E26 and E22 ore will positively impact arsenic levels.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources and Mineral Reserves are reported as at December 31, 2021. The Mineral Resource and Mineral Reserve estimates are completed using the latest approved block models, economic factors, reconciled mining production figures, processing and mining recoveries, and dilution. The estimates have been prepared by Competent Persons in accordance with guidelines and principles of the JORC Code 2012. All Mineral Resources and Mineral Reserves are reported on a 100% attributable basis to Northparkes.

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Validated raw drilling data was composited to top-down, 4 m run-length composites for all data, respecting key geological boundaries, which include: base of oxidation, “zero” porphyry, “half” porphyry and the Altona fault zone. Statistical analysis is conducted for each deposit and domain; grade distributions are not particularly skewed, with co-variances generally less than 2.0, with the exception of arsenic. Limited capping of high grades is required for copper, gold and silver. Variograms are developed for major and minor elements and bulk density for each deposit and domain. Block models are developed which appropriately account of the different lithologies.

Copper, gold, silver, bulk density and several deleterious elements are estimated, using ordinary kriging, in to 20 m x 20 m x 20 m sized blocks for each deposit and domain, using appropriate search parameters. Open pit deposits use a more tabulated block size where appropriate. Estimates are validated using various standard techniques, which include visual assessment, swath plots, statistical analysis and contacts plots. Mineral Resource classification is conducted on the basis of the data spacing, estimation parameter and the slope of regression and considers the quality of the underlying data, geological confidence, the quality of the estimator and the uncertainty in the final recoverable estimates. Mineral Resource are constrained by practical mining volumes and are reported at appropriate cut-off grades.

Block cave Mineral Reserves are generate using GEMS PCBC software; which has been employed at Northparkes since the underground mine commenced and is considered industry standard. Detailed analysis of geotechnical parameters is undertaken for each block cave, that include: caveability, fragmentation and subsidence.

PCBC reserve analysis for block cave mining operations is based on a shut-off grade derived from Northparkes site shut-off value and the revenue factor. A similar approach is applied for sub-level caving mining areas. In the block and sub-level cave mines, PCBC and PCSLC allows for dilution based on the mixing algorithms used. Blocks below cut-off are mixed and drawn with blocks above cut-off, until the overall grade of the material reporting to the draw point is below the shut-off value. Cellular Automaton flow modelling was undertaken for the existing E26 caves to provide the residual block model and provide a spatial estimate of the remaining tonnage and grades within the cave. Stockpiles are segregated into discrete volumes based on copper grade and are reconciled to production. Open pit Mineral Reserves are constrained by a pit design.

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Northparkes– Mineral Resource Statement as at December 31, 2021

		Grade			Contained Metal
	Tonnage	Copper	Gold	Silver	Copper	Gold	Silver
Class	(Mt)	(%)	(g/t)	(g/t)	(kt)	(koz)	(koz)
Measured
E22	10.20	0.43	0.29	2.06	40	100	680
E48L2	90.20	0.54	0.25	1.91	490	730	5,530
E26L3	111.80	0.62	0.15	1.82	690	550	6,560
E44 - Sulphide	4.90	0.03	1.51	10.45	1	240	1,640
E44 - Oxide	0.70	0.03	0.97	5.78	0	20	120
E31 - Oxide	0.10	0.24	0.67	0.70	0	2	2
Total Measured	217.90	0.56	0.23	2.07	1,200	1,640	14,530
Indicated
E22	4.80	0.37	0.19	1.52	20	30	240
E48L2	67.40	0.51	0.17	1.77	340	360	3,840
E26L2 Residual	11.50	0.78	0.15	2.07	90	60	760
E26L3	49.80	0.53	0.12	1.54	260	200	2,470
GRP314L1	23.00	0.57	0.12	1.74	130	90	1,280
GRP314L2	46.50	0.54	0.17	1.67	250	250	2,500
E44 - Sulphide	2.60	0.03	1.24	7.77	1	100	640
E44 - Oxide	0.50	0.03	0.99	4.33	0	10	60
Total Indicated	206.00	0.53	0.17	1.78	1,100	1,100	11,800
Measured & Indicated
E22	15.00	0.41	0.26	1.89	60	130	910
E48L2	157.60	0.53	0.22	1.85	830	1,090	9,370
E26L2 Residual	11.50	0.78	0.15	2.07	90	60	760
E26L3	161.60	0.59	0.15	1.74	960	750	9,020
GRP314L1	23.00	0.57	0.12	1.74	130	90	1,280
GRP314L2	46.50	0.54	0.17	1.67	250	250	2,500
E44 - Sulphide	7.40	0.03	1.42	9.53	2	340	2,280
E44 - Oxide	1.10	0.03	0.98	5.20	0	40	190
E31 - Oxide	0.10	0.24	0.67	0.70	0	2	2
Total Measured & Indicated	423.90	0.55	0.20	1.90	2,330	2,750	26,330
Inferred
E22	0.40	0.35	0.19	1.31	1	2	17
GRP314L1	22.20	0.59	0.14	1.80	130	100	1,290
GRP314L2	34.80	0.56	0.22	1.60	200	240	1,790
E44 - Sulphide	0.10	0.03	1.20	9.36	0	10	40
E44 - Oxide	0.01	0.02	1.01	2.41	0	0	1
Total Inferred	57.50	0.57	0.19	1.70	330	350	3,140

Notes:

1)	Mineral Resources are reported at cut-off grades between 0.35% and 0.5% copper, depending on the zone and mineralization type.
2)	Rows and columns may not summate due to rounding.
3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4)	Mineral Resources are exclusive of those Mineral Resources that have been converted to Mineral Reserves (i.e., are in addition to Mineral Reserves)

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Northparkes– Mineral Reserve Statement as at December 31, 2021

		Grade			Contained Metal
	Tonnage	Copper	Gold	Silver	Copper	Gold	Silver
Class	(Mt)	(%)	(g/t)	(g/t)	(kt)	(koz)	(koz)
Proven
Sulfide Stockpile	6.19	0.34	0.19	1.87	20	40	370
Subtotal Stockpiles	6.19	0.34	0.19	1.87	20	40	370
E31 N Sulfide	2.57	0.32	0.81	0.88	10	70	70
E31 N Oxide	1.21	0.34	1.10	0.95	4	40	40
E31 Sulfide	0.75	0.75	0.79	2.79	10	20	70
E28NE Sulfide	5.92	0.34	0.28	0.97	20	50	180
Subtotal Open Pit	10.46	0.37	0.54	1.08	40	180	360
E26	8.79	0.74	0.18	1.95	70	50	550
E48	6.09	0.45	0.08	1.51	30	20	300
Subtotal Underground	14.88	0.62	0.14	1.77	90	70	850
Total Proven	31.53	0.48	0.28	1.56	150	290	1,580
Probable
E31 Sulfide	0.37	0.39	0.29	1.30	1	3	15
Subtotal Open Pit	0.37	0.39	0.29	1.30	1	3	15
E22	42.35	0.52	0.39	2.45	220	530	3,340
E26	46.62	0.61	0.10	1.70	290	150	2,550
E48	5.13	0.36	0.11	1.22	20	20	200
Subtotal Underground	94.11	0.56	0.23	2.01	530	690	6,090
Total Probable	94.48	0.56	0.23	2.01	530	700	6,100
Proven & Probable
Sulfide Stockpile	6.19	0.34	0.19	1.87	20	40	370
Subtotal Stockpiles	6.19	0.34	0.19	1.87	20	40	370
E31 N Sulfide	2.57	0.32	0.81	0.88	10	70	70
E31 N Oxide	1.21	0.34	1.10	0.95	4	40	40
E31 Sulfide	1.12	0.63	0.62	2.30	10	20	80
E28NE Sulfide	5.92	0.34	0.28	0.97	20	50	180
Subtotal Open Pit	10.83	0.37	0.53	1.08	40	190	380
E22	42.35	0.52	0.39	2.45	220	530	3,340
E26	55.41	0.63	0.11	1.74	350	200	3,100
E48	11.23	0.41	0.10	1.38	50	30	500
Subtotal Underground	108.99	0.57	0.22	1.98	620	760	6,930
Total Mineral Reserve	126.01	0.54	0.24	1.90	680	980	7,680

Notes:

1)	The following commodity prices and exchange rate assumptions have been applied in the report of Mineral Reserves: copper — $3.00/lb, gold $1,350/oz and 0.73 A$ to $.
2)	Rows and columns may not summate due to rounding.

Mining Operations

Underground Operations

Block cave mining accounts for the majority of ore production at Northparkes, with minor contributions from surface stockpile reclamation and open pit mining, on a campaign basis. Preproduction mining development work consists of establishing two working levels, the undercut level and extraction level, at the base of each ore block, as well as the development to support the associated material handling system. Northparkes has developed its own unique extraction level layout that locates the material handling system, including crusher, to the side of the extraction level, thereby alleviating the need to construct a third level dedicated to haulage. Similarly, it has established the extraction level as the primary ventilation level, thereby eliminating development to support mine ventilation. The undercut level, which is used to initiate caving, is 14-20 m vertically above the extraction level, the height being dependent on the undercutting method. Undercutting, which involves sequential firings of overlapping fans of blastholes to create the initial void for caving, is the rate controlling step for production ramp-up, controlling both the rate of undercutting ore and the start of production from drawpoints.

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Northparkes has established comprehensive geotechnical models for all of its block cave mines, based on geotechnical logging of extensive diamond drill core data sets, augmented by mapping of underground openings established during the early study phases. The Northparkes rock mass, including the E48 and E26 deposits, is a highly jointed rock mass with fracture frequencies of between three and 20/m and fracture density that increases with copper grade.

Mine access for all personnel and equipment is provided by surface portal and decline. The decline has a standard 5 m wide by 5.5 m high arched profile. The hoisting shaft represents the second means of egress, and the ore skips can be fitted with a man-riding cage in the event that personnel cannot egress the mine via the decline. The mining process involves recovery of broken rock from the drawpoints by 14 t capacity electric and diesel powered LHDs, which tram the ore to a primary crushing station, consisting of a plate feeder and jaw gyratory crusher, located on the margin of the extraction level. Typically, four to five LHDs operate on a continuous basis. E48 Lift 1 is highly automated, utilizing driverless loaders. Crushed ore is fed onto high-speed inclined conveyors via an ore pass that also provides storage capacity. Ore is conveyed to the underground loading station, which consists of three ore passes feeding the hoisting system. The hoisting system consists of a ground- mounted friction winder with integrated drum and rotor, servicing two 18 t payload skips in counterbalance, running on rope guides in the 6 m diameter concrete lined shaft. Hoisted ore is transferred via an overland conveyor to a crushing circuit. The hoisting system is planned to be upgraded to facilitate the expansion to 7.6 Mtpa.

Northparkes has developed a comprehensive cave management system based on its experiences with operating the E26 block caves. These management systems are designed to manage the specific catastrophic safety risks particular to block caves; namely airblast, surface subsidence and inrush and large-scale rock falls. The system is also designed to support maximizing Mineral Reserve recovery and optimizing mine production. The system is based on a large number of monitoring systems, including real-time microseismic event monitoring, open hole surveys using probes and video cameras, time domain reflectometers installed in grouted boreholes, convergence monitoring using extensometers and manual measurements of mine openings on the extraction level and in key underground infrastructure, drawpoint fragmentation and geology mapping, drawpoint grade sampling, subsidence zone volume surveys and water inflow measurements.

The mine ventilation system consists of two primary exhaust shafts (E26 and E48) each with two fans mounted on surface above a system of vertical and lateral return airways. The primary air intakes are the main decline, the hoisting shaft and E48 intake shaft. The ventilation system typically operates at airflows of 600-650 m3 per second, which are shared across the various work areas.

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Water inflows to the mine are relatively modest; of the order of 3 to 5 L/s. Dewatering systems are installed at the base of each extraction level and are designed to cope with large inflows from the cave volume and subsidence zone.

Open Pit Operations

Open cut mining has been used to access the near-surface portions of the copper-gold deposits at Northparkes, initially to allow accelerated ore processing prior to commissioning of underground operations, but also to supplement underground production during the transition from one cave to another. As a result, open cut mining has typically been undertaken on a campaign basis, often relying upon contract mining.

Northparkes – 2019 to 2021 Production Statistics

	Units	2019	2020	2021
Mining
Ore Mined	(kt)	6,284	6,483	5,365
Milling
Ore Milled	(kt)	6,423	6,494	6,844
Copper Head Grade	(%)	0.65	0.63	0.54
Gold Head Grade	(g/t)	0.16	0.18	0.17
Copper Recovery	(%)	88.40	85.30	82.80
Gold Recovery	(%)	76.40	72.60	69.10
Copper in Concentrate	(t)	36,979	34,916	30,436
Gold in Concentrate	(oz)	25,878	27,496	26,227

Processing and Recovery Operations

Northparkes operates a conventional flow sheet for ore processing, which consists of four stages: crushing, grinding, flotation and thickening/filtering. The plant was commissioned in September 1995 and designed to process both copper gold oxide and sulfide ore; the cyanide/oxide processing circuit was decommissioned in 1996. Ore is fed to the plant from two sources; via the underground operations and the winder, or from open cut material via a surface primary crusher. After receiving ore feed, the comminution process consists of a secondary & tertiary crushing facility, followed by two parallel grinding modules, each consisting of a primary SAG mill, secondary ball mill & tertiary ball mill.

●	Module 1: 2.9 MW SAG mill with a pebble crushing circuit followed by a 2.9 MW primary ball mill and 1.3 MW tertiary ball mill; throughput rates vary between 280 tph and 430 tph depending on feed size, with a final product grindsize (P80) of between 90-140um; and
●	Module 2: 4.9 MW SAG mill with two pebble crushers followed by a 4.9 MW primary ball mill and a 1.6 MW tertiary ball mill; throughput rates vary between 450 tph and 680 tph depending on SAG mill feed size, with a final product grindsize of between 100-160um.

From grinding, the material flows through a single line flotation circuit; initially through a series of rougher/scavenger flotation cells, before entering the cleaner circuit, comprised of Jameson Cells and mechanical cleaner-scavengers. Copper and Gold bearing sulfide minerals are recovered using Hostaflot 26293 as the primary flotation collector and Flotanol 16319 as the frother as well as Sodium Hydrosulphide (NaHS) as a sulphidizing agent. Concentrate produced from the flotation circuit is thickened and filtered to produce a final concentrate, with a moisture content of 8-10%. Average life-of-mine processing recoveries are expected to be 88% for copper, 77% for gold and 82% for silver, which is consistent with historical operating performance.

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Since 2017, the plant has been operating at a capacity of 6.4 Mtpa. The plant capacity has recently been expanded to 7.6 Mtpa. The recent expansion project comprised of: (1) the installation of a closed loop secondary & tertiary crushing circuit to replace the existing open circuit secondary crusher; (2) upgrading of the feed conveyors, discharge screens, hoppers, cyclone clusters and pumps; and (3) Relocation of existing pre flotation cell, installing a new flotation cell and refurbishing the cleaner scavenger cells.

Copper concentrate is loaded into 26 t capacity lidded steel containers in a covered concentrate storage facility in the processing plant. The loaded containers are transported by road freight from the mine site to the Goonumbla rail siding, approximately 15 km from the mine. The containers are stored at the siding before being railed to Port Kembla. Each trainload contains approximately 1,500 t of concentrate. The containers are stacked at the port and the concentrate loaded directly into ships in approximately10,000 t cargo lots for shipping to custom smelters, predominantly in Japan and South Korea.

Infrastructure, Permitting and Compliance Activities

Northparkes infrastructure includes:

●	underground mining operations, decline and hoisting shaft;
●	an overland conveyor to transport ore from hoisting shaft to the ore processing plant;
●	ore processing plant, including surface crusher, crushed ore stockpiles, active grinding mills, froth flotation area and concentrate storage;
●	tailings storage facilities (described below);
●	water management systems, which include: watercourses, farm dams, settlement, retention and stilling ponds, the Caloola dams, the process water dam and the return water dam;
●	site offices, training rooms, a vehicle wash down area and workshop facilities; and
●	significant electrical and water infrastructure between Parkes and Northparkes.

Over the 25 year operation, 135 Mt of tailings has been deposited at the Northparkes operations to date, within TSF1, TSF2, Estcourt TSF, Rosedale TSF and the Infill TSF, located within 2 km from the processing plant. Tailings are sub-aerially deposited into the active TSF, with tailings liquid and runoff contained and directed to the decant towers. Future tailings deposition strategy involves alternating deposition between the Estcourt TSF, Rosedale TSF, TSF Infill and TSF1 Closure. Northparkes utilizes a combination of upstream, downstream and center-line dam construction methods. In 2018, CMOC completed a tailings review and planning program, which saw a panel of experts review the design and construction of tailings facilities at Northparkes.

Northparkes has been operating since 1993 following the grant of the original development consent (DA504/90) by the NSW Land and Environment Court. Northparkes operates with all necessary state and federal approvals and benefits from a strong environmental track record and relationship with local stakeholders.

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In accordance with license and approval requirements, Northparkes conducts an annual review which provides a summary of actual operational and environmental management activities, community relations, mine development and rehabilitation undertaken at Northparkes during the reporting period. Northparkes has developed and implemented a Health, Safety and Environment Management System. The environmental related system components and policy are compliant with ISO14001.

Capital and Operating Costs

Capital projects at Northparkes comprise the 7.6 Mtpa expansion project, E26L1N development, extension to the Estcourt TSF, an upstream lift at the Rosedale TSF and a TSF buttress, in addition to sustaining capital.

Northparkes – Capital Expenditure forecast, 2022-2024

	Units	2022	2023	2024
Pre-operating Mine Development	($)	7,065,218	28,750,000	65,575,000
Improvements & Expansion	($)	5,708,776	32,630,868	22,926,727
Study & Sustaining	($)	33,413,730	40,341,373	24,311,447

Northparkes is a highly productive, low-cost copper producer; average unit operating costs over the life-of- mine are approximately:

●	Mining: $5.74/t (underground) and $3.01/t (open-pit)
●	Processing: $8.22/t
●	G&A: $4.62/t

Exploration, Development, and Production

Northparkes is undergoing an expansion of throughput capacity from 6.4 Mtpa to 7.6 Mtpa. Project scope includes modifications, upgrades and replacements to operating facilities, currently under construction includes upgrades across each of the operating facilities to achieve throughput increase to 7.6 Mtpa.

The E26L1N block cave is currently being developed, with production commencing from 2021 and completion scheduled for the second half of 2022. Ore will be crushed and conveyed to the existing underground ore bins that feed the hoisting system and will be processed through the existing surface processing plant.

The Northparkes District has a strong history of exploration success on the Mining Leases since the 1970s, with four porphyry Cu-Au deposits having been mined to date. New deposits continue to be discovered, e.g. GRP314 (2002), and the Mining Lease areas are still considered highly prospective. Drilling coverage, especially at depth and beneath the Altona Fault, is sparse away from the known deposits. Current exploration and evaluation activities are focused on identifying and defining Mineral Resources that can support a mine expansion. Recent exploration activities in the Mining Leases have been focused on GRP314, E31, E28, E26L1N and E22, predominantly for infill drilling and characterization purposes. Regional aircore geochemical drilling has been undertaken on the various Exploration Licenses to explore for and evaluate early stage prospects. Closed-spaced ground gravity surveys are being undertaken in the vicinity of the Mining Leases and surrounding Exploration Licenses A high-level detailed hyperspectral survey covering all of the Northparkes tenement package has also been acquired.

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RBPLAT MINING AND TECHNICAL INFORMATION

Current Technical Report

RBPlat prepares and discloses a Mineral Resources and Mineral Reserves statement report annually in accordance with guidelines and principles of the SAMREC Code, in connection with the listings requirements of the JSE, the most recent of which is based on a “competent persons report” entitled “Competent Person’s Report: 2021 Mineral Resources and Mineral Reserves” and dated March 8, 2022 which is available upon request from RBPlat as noted in the Mineral Resources and Reserves Statement 2021 which is available on RBPlat’s website at bafokengplatinum.co.za.

In 2017, RBPlat entered into agreements with Platinum Group Metals (RSA) Proprietary Limited, a wholly owned subsidiary of TSX listed Platinum Group Metals Limited (“PTM”), to acquire the latter’s concentrator plant (the “Maseve Concentrator”) and related surface assets owned by Maseve Investments 11 Proprietary Limited (“Maseve”) from Maseve for an aggregate consideration equal to the ZAR equivalent of $58 million; and to acquire 100% of the shares in and shareholder claims owing by Maseve for an aggregate purchase consideration equal to the ZAR equivalent of $12 million. A technical report is available in relation to Maseve and is entitled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa”, (the “Maseve Technical Report”). The Maseve Technical Report was prepared for PTM and filed under PTM’s SEDAR profile on August 28, 2015, with an effective date of July 15, 2015. This report is considered non-current by RBPlat. References herein derived from the Maseve Technical Report are limited to salient descriptions of fixed assets, specifically the Maseve Concentrator, and infrastructure.

Property Description Location and Access

The RBPlat PGM Operations comprise the Bafokeng Rasimone Platinum Mine (“BRPM”), which consists of a North and South shaft and the BRPM concentrator plant (the “BRPM Plant”); the Styldrift property (“Styldrift”), which consists of the Styldrift I mine (“Styldrift I”) and Styldrift II exploration project (“Styldrift II”); the Maseve mine; and the Maseve Concentrator. Both BRPM and Styldrift are underground mining operations. The Maseve mining operations are currently under care and maintenance. BRPM is located on the farm Boschkoppie 104 JQ and Styldrift I is located on the farms Frischgewaagd 96 JQ as well as Styldrift 90 JQ. RBPlat mines platinum group metals in the Merensky and UG2 reefs on the Boschkoppie, Styldrift and Frischgewaagd farms in the Rustenburg area, which have been identified as hosting the last undeveloped Merensky reef on the Western limb of the Bushveld complex. RBPlat’s assets comprise the only known significant shallow high grade Merensky Mineral Resources and Mineral Reserves still available for mining in South Africa. For the avoidance of doubt, references herein, with respect to the RBPlat PGM Operations refer to ‘PGM’ as a collective term for all platinum group minerals recovered, plus gold.

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The assets are located approximately 30 km north west of the city of Rustenburg in the North West province of South Africa and immediately south of the Pilanesberg Complex. The operations are accessible by national and regional roads from Johannesburg.

In respect of BRPM, RBPlat has a registered converted mining right granted under the Mineral and Petroleum Resources Development Act (“MPRDA”), which is valid until September 9, 2040 and renewable. The mining right is registered at the Mineral and Petroleum Titles Registration office (Ref: 07/2011). The mining right area covers portions of the farm Boschkoppie 104 JQ, district of Rustenburg, totaling 3,363 ha in extent. Two surface lease agreements were concluded with the Royal Bafokeng Nation (“RBN”) in 1997 and 2009, respectively. The leases cover the BRPM mining right area and provide for the construction of surface mining infrastructure; the lease areas cover the shaft areas and surface structures such as the TSF. The 1997 lease is valid until October 14, 2022 and is renewable, and the 2009 lease is valid for life-of-mining operations. RBPlat purchased, during 2018, land in extent of 583 ha from Rustenburg Precious Metals; the BRPM Plant, mine offices and ancillary infrastructure are located on these properties.

In respect of Styldrift I, RBPlat has registered mining right granted in terms of the provisions of the MPRDA, which is still valid for a period of approximately 20 years (expiry date: March 10, 2038) and is renewable. The mining right is registered at the Mineral and Petroleum Titles Registration office (Ref: 10/2011). The mining right covers an area of approximately 5,102 ha, which includes the remainder of Portion 10, Portion 14 and Portion 17 of the farm Frischgewaagd 96 JQ as well as the farm Styldrift 90 JQ, district of Rustenburg. A surface lease agreement concluded with RBN in 2009 provides for an area of 215 ha for the construction of surface mining infrastructure.

The lease is valid for life-of-mining operations. The farm Styldrift 90 JQ is held in the name of the government of South Africa (formally Bophuthatswana) and in trust for RBN. RBR purchased, during 2018, land in extent of 2,290 ha from Maseve. The land acquired includes Portions 10, 14 and 17 of the farm Frischgewaagd although no mining infrastructure associated with Styldrift I is located on this land.

RBPlat and Impala Platinum Limited (“Implats”) entered into an agreement through which the parties agreed on defined areas within the BRPM mining right area which Implats will mine from its no. 6, 8 and 20 Shafts under a royalty agreement and the ownership of the mining right resides with RBPlat (referred to as the “Impala cession”). Mineral Resources and Mineral Reserves, reported by RBPlat, include those situated on the Impala cession, whereas those reported by Triple Flag exclude the Impala cession.

Triple Flag’s stream area covers all of RBPlat’s mining rights, with the exception of the Impala cessions and the Styldrift II project area.

History

Platinum in the Western Limb has been explored since the 1930s. Targets for platinum started with the shallow Merensky reef and continued as the emphasis of attention until about 1997. The gradual depletion of the Merensky reef over time moved the focus towards the lower grade UG2 reef.

BRPM was established in 1998 with constant exploration work supporting the mine through the years until 2010.

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The first large drilling and geophysical operations on Styldrift started in 2003 to comply with data requirements for the feasibility study of the sinking of Styldrift I, with smaller exploration activities in 2012, 2013, 2014, 2015 and 2017 to support the geological data for the new shaft.

BRPM produced its first platinum concentrate in December 1999 which it sold to Anglo American Platinum Limited (“Amplats”) for beneficiation in Amplats’ refineries. Ten years later RBPlat, through a restructuring, obtained a 67% majority interest in BRPM through a joint venture with Amplats (the “BRPM JV”) and took over operational control in January 2010. In November of the same year, RBPlat listed on the JSE.

In July 2018, RBPlat announced that it had entered into an agreement with Amplats, pursuant to which it would acquire the balance of the 33% interest in the BRPM JV from Amplats in a two-phased transaction. Phase 1 of the transaction, which is the acquisition of Amplats participation interest in the BRPM JV, was completed in December 2018. Phase II of the transaction, pursuant to which RBPlat will acquire full title in respect of Amplats 33% undivided interest in the mining rights attributable to the BRPM JV, was approved by the Department of Mineral Resources under section 11 of the MPRDA in July 2019.

Geological Setting, Mineralization and Deposit Type

RBPlat is situated on the Western Limb of the Bushveld Complex, one of three main portions which host PGM, chromium and vanadium mineral deposits. The mineral deposit type is best described as a PGM-Au-Ni-Cr Bushveld-type layer mafic intrusive. The Bushveld Complex formed approximately 2.04 billion years ago, comprises three main suites, namely the Rooiberg Group, Lebowa Granite Suite and the Rustenburg Layered Suite. It formed on the stable geological foundation made up of the Kaapvaal and Zimbabwe cratons in southern Africa, together with other large mafic and ultramafic layered intrusions. The Rustenburg Layered Suite contains four main zones, the upper, main, critical and lower zones, with each zone characterized by signature igneous intrusive layering, known as “stratigraphy”. The critical zone hosts the PGM bearing Merensky reef and UG2. By convention, the terms “reef” and “facies” are commonly used in respect of mines in the Bushveld Complex. While these terms are more typically used to describe sedimentary rocks, in this case, they are used to describe the various mineralized horizons (“reef”) and mineralization types (“facies”), further described below.

Noteworthy geological complexes within the area are the Pilanesberg Alkaline Complex (1.25 billion years old — ring-type intrusion of high alkalinity) which lies directly north of the operating properties, and the Magliesberg Formation of the Transvaal Supergroup (2.5 billion years old — quartzite dominant sedimentary sequence) which lies to the west of the mining properties. A major regional fault called the Rustenburg Fault lies in the far west of the mining property and does not influence the mining activities. BRPM and Styldrift are transected by an approximately east-northeast striking aeromagnetic lineament, referred to as the Chaneng dyke. The NNW-striking ‘Boundary’ fault (same trend as the Rustenburg fault), transects the entire BRPM JV area, which includes BRPM and Styldrift. Iron-rich ultramafic pegmatite (“IRUP”) intrusions are related to the paleo-topographic highs occur as discordant pipes, veins or sheet-like bodies that formed post-crystallization (mineralization) of the Bushveld Complex either replacing or intruding the original igneous host rock.

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The Merensky and UG2 reefs are both sulfide enriched with the Merensky reef being the main economic horizon that RBPlat mines. The PGMs (platinum, palladium, iridium, rhodium, osmium and ruthenium) and gold are found within the sulfide minerals and include varieties of copper and nickel as accompanying metals. The reef horizons dip in the north-eastern direction between 5° and 12°. The steeper dips are in the northeastern part of Styldrift, with the shallower dips being present in the center and western parts of the properties.

The average depth of the Merensky reef is 505 m below surface (“mbs”), with RBPlat having the advantage of being a Merensky reef dominant shallow mine. The newly sunk Styldrift I shaft is currently developing a 5° dipping Merensky reef horizon at an average depth of 713 mbs.

The Merensky reef at Styldrift, comprises seven different geological facies types, from west to east namely the Abutment, Terrace, Central, Transition, Normal, Normal Thick and Main reef facies. Each facies type exhibits unique geological, geochemical and mineralization characteristics and plays a fundamental role in Mineral Resource estimation and mine planning.

The vertical difference between the Merensky and the UG2 reefs varies from 80 m at BRPM to 50 m around the Styldrift I shaft area and a minimum of 25 m in the far north-eastern region of the mining area (Styldrift II). The UG2 ore body has been classified and sub-divided into three main facies types. These facies variations are encountered on apparent dip in a north-eastern direction, ranging from the Central high facies, Leader facies and General facies from the shallowest to deepest portions of the mining area. The predominant facies types are the Leader and General facies, which account for 85% of the total ore body.

Exploration

Exploration drilling has focused on three main areas over the past several years: Styldrift I, Styldrift II and BRPM North shaft Phase III. Diamond core drilling in 2013 comprised 17 drill holes equating to 23,924 m, the drilling programme in 2014 included 26 drill holes at a total of 17,896 m, in 2015 it encompassed six drill holes equalling 7,133 m, in 2016 four drill holes and 3,076 m of core, and the 2017 drilling programme included 18 drill holes with a total of 6,725 m completed.

Geophysical updates for the mining right properties included: 3D seismic surveys in 2009 with updates in 2014 and 2015; LiDAR surveys in 2014; aerial photographs in 2014; satellite imagery in 2009 and 2014; resistivity surveys in 2015; groundwater drilling and monitoring in 2015; and downhole geophysical surveys in 2015. The updates were to support the geological model confidence pre — and during the sinking of Styldrift I, as well as updating the deeper structural features of Styldrift II.

In 2021, emphasis was to further increase the confidence of Mineral Resources, specifically lower confidence areas within the five-year mining footprint and the Styldrift I shaft’s main development ends on 600 level. All drilling was diamond core drilling, with a small complement of percussion drilling to facilitate civil design of ventilation shaft foundations.

During 2021, a targeted drilling programme in the Maseve Block 20 resulted in 21 Merensky and 21 UG2 reef intersections. Evaluation and geological modelling of this block will be updated in 2022. The 3D seismic survey update was postponed in 2021 due to supplementary exploration drilling in Maseve Block 20.

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Drilling

RBPlat employs industry standard surface core drilling techniques at NQ and BQ diameters, utilizing deflections to drill several reef-intersecting holes from a single ‘parent’ hole. RBPlat further utilizes downhole surveys to ensure spatial location of drill holes and downhole geophysical surveys to map formations, structures and water flows. Underground core drilling is undertaken to for evaluation, infill, cover and geotechnical and structural drilling, and includes drill holes of up to 150 m to 200 m.

Sampling, Analysis and Verification

Sampling for assay purposes is undertaken at all reef intersections drilled. To establish the top and bottom sampling contact on both sides of the identified reef horizon, the stratigraphic boundaries of the reef horizons are extended to 2 cm above the top reef contact and 2 cm below the bottom reef contact. From the top sampling contact mark, additional six, 25 cm sample lengths are taken into the immediate hanging wall; this process is repeated for the footwall. The marked reef horizon is divided into equal sample lengths with a range between 20 cm and 30 cm. A stratigraphic datum (i.e., bottom reef contact) is used to clearly mark depth measurements of sample boundaries. The depth measurement of every sample boundary is recorded accurately in a sample sheet with additional basic information including, sample width, lithology and stratigraphy.

Core orientation serves to guide core splitting and cutting, once all reef horizons are correctly sampled, recorded and captured. The orientation line is achieved by rotating and fitting the core together and drawing a longitudinal line through the apex (lowest point) of the bottom reef contact over the sampling section. Once core is refitted and the orientation line is confirmed the meter intervals are reconfirmed and marked.

The entire drill hole with all the remaining core is stored alphanumerically on a shelf system. This method assists to easily view historical drill core. All drill holes are clearly re-labelled as per exploration drill hole ID and core tray or box number.

The primary laboratory used for all geochemical analyses is Setpoint (Registration No.: 1989/000201/07) and the secondary (check) laboratory used to analyze inter-laboratory precision is SGS (Registration No.: 1996/001447/07). Both the facilities are accredited by the South African National Accreditation System.

Sample preparation entails crushing and milling of the core to a final specification of a minimum of 80% of the sample material at less than 75 microns. For both geological and underground face samples, the geochemical assay analysis of platinum group elements and gold are undertaken by fire assay method. Lead collection is used for assaying, except for every third deflection of an exploration drill hole. Nickel sulfide collection is used for the third deflection as iridium and ruthenium are routinely analyzed in this deflection. All returned pulps are stored by RBPlat indefinitely.

Matrix matched CRMs from Merensky or UG2 ore material sourced from the Western Limb of the Bushveld Complex, are randomly inserted within the sampling sequence. CRMs inserted are material with a pre-specified grade referred to as standards and material with a pre-specified grade of zero referred to as blanks. The CRMs are labelled within the sampling range as per normal core samples. Annually, 10% of the samples submitted in the year are resubmitted in their pulp form as blind pulp duplicates; in addition, 10% of the samples submitted in the year are resubmitted in their pulp form as blind pulp references.

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Chain of custody includes tasks associated with the drilling and sampling process which are tracked and signed-off by the responsible party after each task is complete. This is undertaken from the start of drilling through to the database. These activities are managed through an electronic chain of custody.

The physical hardcopy logs and sampling books are stored indefinitely. All data is captured onto an electronic database called ‘SABLE’ which runs on a SQL server where security of and access to the database are managed. There are two separate databases for drill holes and for underground sample sections. The databases are live systems which are hosted by the mine’s primary server and backed-up electronically daily. The databases are managed by a dedicated geologist (geological database manager) to ensure data quality, integrity and security.

Mineral Processing and Metallurgical Test Work

RBPlat operates two concentrators, referred to as the “BRPM Plant”; and the “Maseve Concentrator”.

The BRPM Plant has been in operation since 1999 and has consistently recovered PGMs to commercially saleable concentrates over this period. Additional test work was undertaken in 2014 to support an expansion in throughput from 200 ktpm to 250 ktpm, which reported results are consistent with the current operations.

The results of test work for Maseve are reported in the Maseve Technical Report; however, these results were based on ore samples collected from the Maseve mine, which is not currently in operation. The test work results are broadly consistent with operating performance. The Maseve Concentrator was commissioned in 2018 and has been processing ores produced by the BRPM and Styldrift I mines since August 2018.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources and Mineral Reserves are prepared by RBPlat with an effective date of December 31, 2021, in accordance with the terms and guidelines of the SAMREC Code. The Merensky reef and UG2 reef Mineral Resources reported by RBPlat are based on the evaluation comprising an estimation of the 4E prill split (the proportion of Pt, Pd, Rh and Au) accumulations, the base metal (Cu and Ni) accumulation and density over the mineralized envelope. The mineralized envelope for both Merensky and UG2 is modelled over a minimum Mineral Resource cut width of 90 cm; where the respective reefs have a thickness of less than 90 cm, footwall waste rock is included into cut. The reported UG2 model includes a geotechnical consideration such that if either a stringer parting and/or the leader package lies within 30 cm of the top UG2 reef contact then this parting and stringer/leader package becomes part of the ‘Mineral Resource cut’. Therefore, the UG2 Mineral Resource cut is based on a minimum 90 cm with a geotechnical composite (including the leader package if the parting is less than 30 cm), the UG2 main band and a minimum of 5 cm footwall.

Composite grades used for estimation are length and density weighted and are corrected for dip by the application of dip domains calculated from wireframes, informed by 3D seismic and reef contour data. The modelling domains are based on the reef facies identified, which have been delineated from widths, footwall types, physical characteristics and mineralization trends.

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The Mineral Resource model is a 2D block model created and estimated within the Datamine software, with blocks ranging in size from 50m x 50m to 250m x 250m in the Merensky and 250m x 250m to 500m x 500m in UG2. Ordinary kriging is the estimation method applied together with semi-variogram analysis to understand the spatial continuity and variance of the data. Kriging neighborhood studies are conducted with the Mineral Resource model update to ascertain the block sizes, sample number support and data search volumes required for the greatest confidence in the estimate.

The Mineral Resource classification method applied is a scorecard method adopted from Amplats. The procedure assesses the ore body geology, geometry and the estimation results by means of several statistical and non-statistical parameters. The parameters are quantified into high, medium and low categories on a cell by cell basis. A process that assigns individual weightings per block or cell and the average weighted value determines the Mineral Resource confidence. The procedure provides documented support for the classification adopted and the rationalization of the diverse qualitative and quantitative attributes of the elements considered. The result of the analysis is then assessed by the competent persons team for review and sign-off. The statistical (for example; Kriging efficiency, slope of regression and number of samples) and non-statistical (for example; geological complexity, geophysical data and data quality).

The width of mineralization varies significantly over the mining right area, as well as the vertical difference between the UG2 main band and the overlying leader package. Geological losses associated, typically, with faults, dykes and IRUPs are accounted for through applying loss factors to the tonnage and grade estimates and are incorporated into the Mineral Resource estimates. Geological losses are referred to as “known” or “unknown”, based the level an assumed level of confidence in their estimation. The stated Mineral Resources incorporate geological loss factors for “known” and “unknown” losses, typically due to faults and dykes. Known and unknown geological losses based on structural blocks and are manually calculated by measuring the area of the loss per structural type (fault, dyke, pothole, IRUP, etc.). These loss estimates are updated and signed off annually and are applied to all resource tabulations for discounting the tonnage. When there is no previous mining history, benchmarking interpretation with neighboring mines is used to extrapolate into unknown areas.

Conversion of the Mineral Resources to Mineral Reserves is done with relevant evaluation applied to the area mined and in particular in the stoping and development designs. The modifying factors and basic parameters used at BRPM are based on historic information and reviewed annually, whereas for Styldrift, modifying factors are based on benchmarking from other operations. The schedule takes into account all mining dimensions planned and are depleted against the evaluation model. The current minimum mining cut with in-stope bolting is 110 cm additional dilution from overbreak around 10% and scaling is added and reef in hangingwall and reef in footwall removed from the content. All other excavation tonnage is added to the stope cut, this includes planned on-reef redevelopment, based on the replacement rate and layout including winch beds, strike gullies and primary on-reef development.

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RBPlat - Mineral Resource Statement as at December 31, 2021

	Mineral Resource	Tonnes	Grade	Contained Metal 4E
Reef	Classification	(Mt)	(g/t 4E)	(Moz 4E)
Merensky	Measured	27.14	7.95	6.93
	Indicated	31.80	7.11	7.27
	Inferred	88.31	7.48	7.06
UG2	Measured	57.69	5.09	9.45
	Indicated	66.81	4.99	10.71
	Inferred	32.53	4.96	5.19
Merensky & UG2	Measured	84.83	6.01	16.38
	Indicated	98.60	5.67	17.98
	Inferred	61.90	6.16	12.25

Notes:

1.	Mineral Resources are exclusive of those Mineral Resources that have been converted to Mineral Reserves (i.e., are in addition to Mineral Reserves).
2.	“4E” comprises Pt, Pd, Rh and Au, referred to as ‘prill splits’. The average prill splits for the Mineral Resource are: Pt – 65%, Pd – 27%, Rh – 4% and Au – 4% for the Merensky Reef and Pt – 59%, Pd – 29%, Rh – 11% for and Au – 1% for the UG2 reef.
3.	Rows and columns may not summate due to rounding.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

RBPlat - Mineral Reserve Statement as at December 31, 2021

	Mineral Reserve	Tonnes	Grade	Contained Metal 4E
Reef	Classification	(Mt)	(g/t 4E)	(Moz 4E)
Merensky	Proved	49.61	4.57	7.29
	Probable	21.34	4.17	2.86
	Total	70.95	4.45	10.15
UG2	Proved	36.14	3.81	4.43
	Probable	9.00	3.83	1.22
	Total	46.04	3.82	5.65
Merensky & UG2	Proved	85.75	4.25	11.72
	Probable	31.24	4.06	4.08
	Total	116.99	4.20	15.80

Notes:

1.	“4E” comprises Pt, Pd, Rh and Au, referred to as ‘prill splits’. The average prill splits for the Mineral Resource are: Pt – 65%, Pd – 27%, Rh – 4% and Au – 4% for the Merensky Reef and Pt – 59%, Pd – 29%, Rh – 11% for and Au – 1% for the UG2 reef.
2.	Rows and columns may not summate due to rounding.
3.	Various modifying factors are applied to determine Mineral Reserves and are presented below:

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RBPlat - Mineral Reserve modifying factors, as at December 31, 2021

BRPM Modifying Factor	Unit	Merensky	UG2
Mineral Resource area scheduled	(m2)	2,984,452	14,797,958
Geological losses	(%)	28	33
Minimum mining cut	(cm)	110	90
Stoping width	(cm)	127	117
Resource dilution	(%)	38-42	30-34
Mine call factor	(%)	100	100
In situ relative density	(t/m3)	3.09	3.92

Styldrift Modifying Factor	Unit	Room and Pillar	Conventional / Hybrid
Mineral Resource area scheduled	(m2)	5,861,645	4,467,960
Geological losses	(%)	22-26	22-26
Minimum mining cut	(cm)	217	126
Stoping width	(cm)	217	139
Resource dilution	(%)	21	28
Mine call factor	(%)	100	100
In situ relative density	(t/m3)	3.19	3.17

Mining Operations

The BRPM mine has been in operation for the past 20 years. RBPlat uses a conventional mining method, with declines to provide access to the shallow dipping narrow reef ore body. The orebody largely dictated the adoption of a conventional mining method. The infrastructure employed provides access to the orebody which sub-outcrops on the Boschkoppie property and extends to approximately 430 mbs in depth at the South shaft and 630 mbs at the North shaft.

Mining production primarily utilizes handheld rotary-percussion pneumatic rock drills and winch-operated scrapers in the stope with rail-bound hopper ore hauling on the levels. Access is divided into two mining areas by virtue of a west to east trending fault known as the Railway Fault. The northern and southern areas are separate and are each serviced by an inclined shaft complex, conveyor shaft, material shaft, chairlift and vertical up-cast ventilation shafts.

Due to the shallow dipping nature of the ore body, a strike haulage cross-cut layout or layby method is employed to gain access to the ore body at between 180 m to 200 m intervals, raising up between levels for conventional breast stoping to take place. Merensky advanced strike gullies at 15° above strike are spaced at approximately 36 m intervals along the raise at a maximum panel width of 32 m between pillars. Strike gullies are developed adjacent to pillar lines, staggered along the raise to prevent scraper ropes from fouling and allowing for sufficient tipping space in the raise. The stope back length is designed at between 180 m and 270 m. Between six and eight panels are therefore planned on either side of the raise.

The stope drill hole length is 1.2 m to 1.5 m long with shock tube used to initiate holes charged with low density Anfex. Blasted ore is cleared from the panel face into the gully and to the raise line by means of dedicated winches.

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A center gully winch then scrapes the ore into the box hole. The box hole is equipped with a grizzly and a Spilmanator chute at the bottom, feeding ore into hoppers. The footwall is serviced by 10-tonne locos and hoppers that take ore to the station where it is tipped into shaft ore passes and fed onto the decline belt system.

RBPlat also employs a semi-hybrid system at the bottom of North shaft Phase III where the development includes two on-reef ends including a belt drive, which service the conventional stopes as described by scraping the ore down the raise into the drive where it is loaded by load haul dumper and tipped onto the belt.

Due to the nature of the Merensky reef ore body, the Styldrift I mine is designed to optimally extract the reef via two different mining methods. These consist of bord and pillar mining by means of trackless mechanized equipment for the flat dipping, stable, wide mineralized areas, and hybrid mining for the more undulating terrace reef facies towards the western, shallower portions of the ore body. Although the terrace reef facies are planned to be mined via conventional mining methods, RBPlat continually re-evaluates its mining methods to achieve maximum, efficient long-term extraction.

Styldrift I has been designed to hoist 230 ktpm of reef and 20 kt of waste at steady state. The ramp up to full production is planned in two phases. Phase one achieved 150 ktpm in October 2018 and phase two aimed to achieve a consistent production rate of 230 ktpm during the second half of 2021.

The underground working areas are accessed via a vertical twin shaft system, which comprises a Main shaft and a Services shaft. The shaft system hoisting capacity is designed to allow for the possible future mining of the UG2 reef. The Main shaft with a diameter 10.5 m and sunk to a depth of 758 m, is used for persons, material and rock hoisting. It also serves as an air intake shaft. The Services shaft, with a diameter of 6.5 m and sunk to a depth of 723 m, is used for services and as a second egress. This shaft will also serve as an air intake shaft.

Processing and Recovery Operations

RBPlat operates the BRPM Plant and the Maseve Concentrator. Both concentrators produce a platinum rich concentrate that contains platinum, palladium, rhodium and gold and is of acceptable quality for further processing and refining by metallurgical facilities in the Rustenburg area, specifically, metallurgical facilities owned and operated by Amplats.

The BRPM Plant is what is commonly referred to in the platinum industry as a mill-float, mill-float process plant or “MF2” and has a capacity of 250 ktpm. The process consists of conventional crushing, screening, ball milling, floatation, secondary milling and secondary floatation. The concentrator processes Merensky and UG2 ores, to a limit of 10% UG2. The current processing method allows for the consistent and measurable recovery of gold. Recoveries of 4E are typically 85-86%.The Maseve Concentrator was designed as an MF2 plant but constructed as a mill-float or “MF1” plant configuration, which utilizes a single step of milling and flotation. The MF1 design capacity is 110 ktpm and 180 ktpm on MF2. RBPlat is currently upgrading the plant to an MF2 configuration with a proposed capacity of 180 ktpm; commissioning of the MF2 upgrade is expected in the second quarter of 2022. The process consists of conventional crushing, screening, ball milling and floatation. The concentrator processes a blend of Merensky and UG2 ores. The current processing method allows for the consistent and measurable recovery of gold.

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Infrastructure, Permitting and Compliance Activities

The infrastructure utilized in the RBPlat PGM Operations comprises the following key infrastructure:

●	BRPM: BRPM Plant, BRPM TSF, Styldrift to BRPM overland belt, Styldrift I overland belt, offices, change house, car park.
●	Styldrift: Styldrift shaft, Styldrift to BRPM overland belt, offices, change house, car park.
●	Maseve: Maseve Concentrator, Maseve TSF, offices, change house, car park.

Power and water supplies have been secured for the life-of-mine from Eskom and Magalies Water. There is good access to BRPM via modern roads and the infrastructure necessary to conduct mining is in place.

RBPlat is guided by South African Guideline for the Reporting of Environmental, Social and Governance parameters within the mining and oil and gas industries and monitors human capital performance through the establishment and monitoring of safety performance, employee health, labor stability and transformation. RBPlat operates various programs to create value for the communities in which it operates through creating employment delivering on the social and labor plan, enterprise and supplier development, and discretionary procurement from local previously disadvantaged South Africans. In 2019, RBPlat had in excess of 1,000 houses purchased and occupied by employees and their families. RBPlat undertakes numerous community support initiatives, which include: community infrastructure, education support, skills development, job creation, health support, employee housing and enterprise development.

Capital and Operating Costs

Total capital expenditure decreased by 0.3% to R1 810 million compared to 2020. Expansion capital expenditure decreased by 39.6% to R665 million. The reduction in expenditure is in line with Styldrift, the BRPM TSF and Maseve MF2 project expenditure requirements. Replacement capital increased by R308 million. The increase is related to the extension of the North, South and East footwall declines and associated infrastructure at Styldrift beyond the 230ktpm battery limits required to establish ore reserves to maintain production in the longer term.

Sustaining capital expenditures increased by R123 million in line with operational requirements, equating to 6.3% of operating expenditures.

RBPlat – Operating and Capital cost summary, 2019-2021

	Unit	2019	2020	2021
Cash operating cost per 4E ounce	(R/4E oz)	14,139	15,560	16,770
BRPM	(R/4E oz)	12,562	14,141	15,599
Styldrift	(R/4E oz)	16,504	17,185	18,108
Total Capital Expenditure	R (million)	1,661	1,815	1,810
- Expansion Capital	R (million)	1,334	1,101	665
- Replacement Capital	R (million)	101	340	648

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Exploration and Development

In 2022 drilling will be focused in two main areas, Styldrift I shaft and Maseve Block 20 with the same mandate as in 2021. The 3D seismic survey will commence early in the year. A total of 18 drillholes are planned, equating to an estimated 13,700 m of drilling.

RBPlat is currently working to ramp up the Styldrift I mine from approximately 230 ktpm at a steady-state. During 2021 RBPlat’s stoping infrastructure to support 230 ktpm was completed and management shifted focus towards enhancing management systems, improving mining and engineering processes and associated support service functions to further this objective. Steady progress was made with the Maseve MF2 upgrade during 2021. However, project progress was negatively impacted by remedial civil works required on the secondary mill base during the first half of the year and ongoing manufacturing, construction and commissioning delays experienced as a result of the Covid-19 pandemic. During the reporting period all civil, mechanical, electrical, structural and instrumentation works related to the secondary mill and associated flotation circuit were completed. Final piping works are set to be completed during the first quarter of 2022 with final circuit tie-in and commissioning now forecast for the second quarter of 2022.

Construction and civil works to expand BRPM’s tailings storage facility (TSF) continued steadily during 2021. The expected TSF completion date remains the first quarter of 2022.

DIVIDENDS

Triple Flag declared and paid its first dividend during the third quarter of 2021 and announced the initiation of a quarterly dividend program. The Company pays its dividends in U.S. dollars. Subsequent to the initiation of the program, the Company declared and paid dividends in the following quarters:

Declaration Date	Dividend per share		Record Date	Payment Date	Amount of Payment
August 10, 2021	US$	0.0475	August 31, 2021	September 15, 2021	$7,419,154
November 10, 2021	US$	0.0475	November 30, 2021	December 15, 2021	$7,418,392

Dividend Reinvestment Plan

In October 2021, we announced that we had implemented a DRIP. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. At the Company’s discretion, reinvestment will be made by acquiring common shares from the open market or issuing shares from treasury. The plan is effective for dividends declared by the Company beginning with dividends declared in November 2021. For the year ended December 31, 2021, no shares were issued from treasury for participation in the DRIP.

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CAPITAL STRUCTURE

The authorized share capital of Triple Flag consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of March 30, 2022, 156,018,147 common shares and no preferred shares were outstanding.

Common Shares

Each common share carries the right to one vote at all meetings of shareholders of Triple Flag. There are no special rights or restrictions of any nature attached to the common shares. All common shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Triple Flag.

Preferred Shares

The preferred shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the Board. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the preferred shares of each series.

The preferred shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the preferred shares of every other series and be entitled to preference over any other shares ranking junior to the preferred shares.

Normal Course Issuer Bid

In October 2021, we established an NCIB program. Under the program, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB program are authorized until October 13, 2022. Daily purchases will be limited to 8,218 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 20, 2021 to October 5, 2021 (being 32,872 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB program will be cancelled. In December 2021, we established an ASPP with the designated broker responsible for the NCIB program to allow for the purchase of our common shares under the NCIB program at times when we would ordinarily not be permitted to purchase our common shares due to regulatory restrictions and customary self-imposed blackout periods. As at December 31, 2021, the Company had purchased 155,978 of its common shares under the NCIB program for $1.7 million, and an additional 18,590 common shares were purchased under the NCIB from January 1, 2022 to March 30, 2022. All common shares purchased under the NCIB program were subsequently cancelled.

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MARKET FOR SECURITIES

The Triple Flag shares are currently listed on the TSX under TFPM.U (US$ listing) and TFPM (C$ listing). The following table sets forth the price range and trade volume for the Triple Flag shares on the TSX.

2021	High (US$)	Low (US$)	High (C$)	Low (C$)	Volume
May (20-31)	13.20	12.60	16.00	15.16	5,072,182
June	13.25	12.51	17.00	15.50	2,669,321
July	13.19	10.61	16.32	13.26	2,602,764
August	11.55	10.08	16.25	12.60	1,232,644
September	10.70	8.94	13.49	11.38	820,130
October	9.50	8.36	11.99	10.50	1,479,617
November	12.00	8.80	15.12	10.99	1,479,187
December	12.90	9.38	16.55	12.50	1,803,276

The following table reflects securities of the Company that are subject to a contractual restriction on transfer:

Number of securities held in
escrow or that are subject to a
Designation of Class	contractual restriction on transfer	Percentage of class
Common shares	4,478,804(1)	2.9(2)

1.	Represents certain common shares held by the Management Shareholders and certain former employees of the Company, which are subject to a lock-up restriction pursuant to which they shall not sell or otherwise dispose of such common shares until May 26, 2022.
2.	This percentage is calculated based on the number of outstanding common shares as at March 30, 2022.

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DIRECTORS AND OFFICERS

The Board and management team reflect a broad range of experience and expertise. The following table sets forth, as at the date hereof, the name, province or state and country of residence, position held with Triple Flag, and principal occupation of each director and executive officer of Triple Flag:

Name and Residence	Position with Triple Flag	Principal Occupation
Dawn Whittaker[1,2,3,4]	Director and Chair	Corporate Director
Ontario, Canada
Susan Allen[1,3,4]	Director and Chair of Audit	Corporate Director
Ontario, Canada	Committee
Sir Michael Davis[1,2,4]	Director and Chair of	Corporate Director
London, United Kingdom	Compensation and ESG Committee
Tim Baker[1,2,4]	Director	Corporate Director
British Columbia, Canada
Mark Cicirelli[1]	Director	Portfolio Manager,
New York, United States		Elliott Investment Management L.P.
Peter O’Hagan[1,2,3,4]	Director	Corporate Director
New York, United States
Shaun Usmar[1]	Director and Chief Executive	CEO, Triple Flag
Ontario, Canada	Officer
Sheldon Vanderkooy	Chief Financial Officer	CFO, Triple Flag
Ontario, Canada
James Dendle	VP, Evaluations & Investor	VP, Evaluations & Investor Relations, Triple Flag
Ontario, Canada	Relations
Katy Board	VP, Talent & ESG	VP, Talent & ESG, Triple Flag
Ontario, Canada
Eban Bari	VP, Finance	VP, Finance, Triple Flag
Ontario, Canada
John Cash	Senior Advisor, Mining Engineering	Senior Advisor, Mining Engineering, Triple Flag
Utah, United States
Leshan Daniel	Managing Director, Finance	Managing Director, Finance, Triple Flag
Bridgetown, Barbados

1.	Mark Cicirelli and Shaun Usmar were elected on October 10, 2019. Each of Susan Allen, Tim Baker, Sir Michael Davis, Peter O’Hagan and Dawn Whittaker were elected on May 7, 2021.
2.	2021 Member of the Compensation and ESG Committee.
3.	2021 Member of the Audit Committee.
4.	Independent director for the purposes of National Instrument 58-101 — Disclosure of Corporate Governance Practices.

Each director’s term of office expires at the next annual meeting of shareholders of Triple Flag or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of Triple Flag, he or she resigns from office or he or she becomes disqualified to act as a director of Triple Flag.

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As of the date hereof, the directors and executive officers of Triple Flag, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 6,215,346 common shares, representing approximately 4% of the outstanding common shares.

Biographical information regarding the current directors and executive officers of Triple Flag is as follows:

Dawn Whittaker, Director and Chair – Ms. Whittaker is a seasoned capital markets lawyer with more than 30 years of experience in mergers and acquisitions, corporate finance and corporate governance. She is currently a member of the Board of Directors of Sierra Metals Inc. and is a former member of the Board of Directors at Detour Gold Corporation, where she served as Chair of the Corporate Governance and Nominating Committee, and as an interim Chair of the board of directors, as well as a member of the Human Resources and Compensation Committee and the Audit Committee. Ms. Whittaker is a former director of Kirkland Lake Gold where she was the Chair of the Corporate Governance Committee, and a member of the Audit Committee and the Compensation Committee. Ms. Whittaker was also the Chair of Kirkland Lake Gold’s Special Committee in connection with the company’s merger with Newmarket Gold Inc. She is currently the Vice President of the board of directors of The Badminton and Racquet Club of Toronto and a former member of the board of directors of the Canadian Mental Health Association, Ontario Division. Prior to her retirement in 2018, she was a senior partner at Norton Rose Fulbright, a global law firm, where she was the national leader of the firm’s Mining and Commodities Team in Canada from 2012 to 2015 and a member of the firm’s Canadian Partnership Committee (board) from 2014 to 2017. Ms. Whittaker also previously served on the Continuous Disclosure Advisory Committee of the Ontario Securities Commission. She has received the National Association of Corporate Directors certification and holds a Bachelor of Arts (Honours) and an LL.B. from Queen’s University.

Susan Allen, Director – Ms. Allen serves as Audit Committee Chair on the boards of Richards Packaging Income Trust and EcoSynthetix, Inc. and also serves as a director of Conavi Medical Inc. Ms. Allen has over 10 years’ experience with executive board roles held in various not for profit entities, and was the first woman elected to the Global Board of PricewaterhouseCoopers (“PwC”) where she served a 4-year term, in addition to her elected position on the board of directors of PwC Canada, for which she served an 8-year term. With both the WXN ‘Diversity 50’ Champion distinction and the ICD.D designation, Ms. Allen has also served on numerous board committees. As a former PwC assurance partner with 34 years’ experience, she has worked with clients and member firms of PwC in Canada, the United States, Europe and Asia, and across many industries. She has advised companies on valuations, acquisitions, carve-outs, going public and internal control systems. As a member of PwC’s Global Steering Committee for its Global Code of Conduct, she advised on a refresh of its content, training materials and website. Ms. Allen is a graduate of the University of Toronto, with a Bachelor of Arts degree and holds both her U.S. CPA and Canadian FCPA (FCA) designations.

Sir Michael “Mick” L. Davis, Director – Sir Michael is one of the world’s most accomplished mining executives. He is currently the Founder and CEO of Vision Blue Resources. From 2001 until 2013, he was the Chief Executive Officer of Xstrata Plc (“Xstrata”). Under his leadership, Xstrata grew to become one of the world’s largest diversified mining and metal companies, merging with Glencore International Plc (“Glencore”) in 2013. Prior to joining Xstrata he was Executive Director and Chief Financial Officer of Billiton plc (“Billiton”). Sir Michael played a central role in the listing of Billiton on the London Stock Exchange, as well as the merger of BHP and Billiton to create the world’s largest diversified mining company. He also participated in the creation of the Ingwe Coal Corporation Ltd. in South Africa and served as the company’s Executive Chairman. He is currently Chairman of Macsteel International, a leading steel trading and shipping company, as well as a Director and Chair of the HSE Committee of Dangote Cement Plc., Africa’s leading cement producer. Sir Michael holds a Bachelor of Commerce (Honours) degree from Rhodes University and an Honorary Doctorate from Bar Ilan University.

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Tim Baker, Director – Mr. Baker has over 30 years of global mining project development and operational experience and has held executive and board roles at some of the world’s largest gold and copper producers. He previously served as non-Executive Chairman of Golden Star Resources Ltd. before its acquisition by Chifeng Jilong Gold. Prior to joining the board of directors of Golden Star Resources Ltd., he served as the Chief Operating Officer and Executive Vice President of Kinross Gold Corporation from June 2006 to November 2010. His experience includes operating mines and projects in Chile, the United States, Africa and the Dominican Republic. Mr. Baker currently serves as an independent director of MAG Silver Corp. and RCF Acquisition Corp., and previously served as an independent director of Sherritt International Corporation from May 2014 to February 2021, Augusta Resources Corporation from September 2008 to September 2014, Eldorado Gold Corporation from May 2011 to December 2012, Pacific Rim Mining Corp. from March 2012 to November 2013, Rye Patch Gold Corp. from December 2016 to May 2018, Alio Gold Inc. from May 2019 to June 2019 and Antofagasta PLC from March 2011 to May 2020. He holds a Bachelor of Science in geology from Edinburgh University.

Mark Cicirelli, Director – Mr. Cicirelli is a Portfolio Manager and U.S. Head of Insurance at Elliott Investment Management L.P., which he joined in 2005. Previously he worked at TH Lee Putnam Ventures, a private equity fund, and at J.P. Morgan & Company. Mr. Cicirelli is Director of the Prosperity Life Insurance Group and also serves on the board of directors of Aeolus Capital Management and the New York Board of the non-profit All Stars Project. Mr. Cicirelli graduated from Dartmouth with a Bachelor of Arts in government and economics, and from Harvard with a Master of Business Administration.

Peter O’Hagan, Director – Mr. O’Hagan’s career spans over 30 years in commodities and natural resource investing and operations, beginning at Phibro in 1987. He worked at Goldman Sachs from 1991 to 2013, where he was a partner from 2002-2013 and most recently co-headed the commodities sales, trading and investing business. From 2016 to 2019, Mr. O’Hagan was a Managing Director at The Carlyle Group, a global investment firm where he focused on industrial and commodity-related investments within the Equity Opportunity Fund. Immediately prior to joining Carlyle, he was an operating advisor at KKR & Co. in the Energy and Real Assets group. From 2015 to 2017, Mr. O’Hagan was a board member and Chair of the Compensation Committee of Stillwater Mining until its sale to Sibanye Gold. Mr. O’Hagan was appointed to the board of directors of Rigel Resource Acquisition Corp. in November 2021, and subsequently appointed to the board of IAMGOLD in March 2022. He is a graduate of the University of Toronto, Trinity College (BA) and holds an MA from the Johns Hopkins University School of Advanced International Studies (SAIS). He serves on the advisory board of Johns Hopkins SAIS and is a board member of World Bicycle Relief, a social enterprise operating in sub-Saharan Africa.

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Shaun Usmar, Director and CEO – Mr. Usmar is an international mining executive with over 25 years of experience working around the globe in operational, financial and executive leadership roles in some of the world’s largest and fastest growing mining companies. Prior to founding Triple Flag, Mr. Usmar served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation, from 2014 to 2016, where he helped restructure the company. He joined Xstrata in 2002 as an early senior executive member of the management team that grew the company into one of the world’s largest diversified miners at the time of its acquisition by Glencore in 2013. His roles at Xstrata included General Manager of Business Development in London, Chief Financial Officer of Xstrata’s global Ferro-Alloys business in South Africa, and Chief Financial Officer of Xstrata’s global Nickel business in Canada. Prior to joining Xstrata, Mr. Usmar worked at BHP Billiton in Corporate Finance in London, and started his career in mining in operations in the steel and aluminum industries as a production engineer. Mr. Usmar is the Vice-Chair of Make-A-Wish Canada. He holds a Bachelor of Science Engineering in Metallurgy and Materials from the University of Witwatersrand in South Africa, and an MBA from the Kellogg School of Management at Northwestern University, both with distinction.

Sheldon Vanderkooy, CFO –Mr. Vanderkooy is a founding member of the Triple Flag management team, with 20+ years of experience in the mining sector. Prior to Triple Flag, he was Assistant General Counsel at First Quantum Minerals Ltd. and Senior Director, Legal Affairs at Inmet Mining Corporation. Prior to joining Inmet, he was a corporate partner at Blake, Cassels & Graydon LLP (“Blakes”) in Toronto, Canada. Prior to starting his corporate practice, Mr. Vanderkooy began his legal career practicing tax law at Blakes. Mr. Vanderkooy holds a law degree from the University of Western Ontario (Gold Medalist) and Bachelor of Commerce (Honours) from Queen’s University, both in Canada. Prior to attending law school, Mr. Vanderkooy was a Chartered Accountant at Ernst & Young LLP.

James Dendle, VP, Evaluations and Investor Relations – Mr. Dendle is a geologist with more than 10 years of global experience in both the private sector and in consultancy services. He has a broad background in estimating and auditing resources and reserves, multi-disciplinary due diligence and technical studies. Prior to joining Triple Flag, he was a Senior Consultant at SRK Consulting (UK) Limited, working globally on a wide range of operating mines, development and exploration projects, across predominantly base and precious metals. He is also a member of the board of directors of GoldSpot Discoveries Corp. Mr. Dendle holds a Bachelor of Science in Applied Geology (1st Class Honours) and a Master of Science in Mining Geology (Distinction) from the University of Exeter, Camborne School of Mines in the UK, and is a Chartered Geologist of the Geological Society of London.

Katy Board, VP, Talent & ESG – Ms. Board is a human resources professional with 20 years of experience, more than a dozen of which are in the mining industry. Prior to joining Triple Flag, Ms. Board consulted to various small and large cap mining companies; advising and providing insight to both board and executives on Executive Compensation, Governance and Disclosure initiatives. She also spent 10 years at Barrick as Vice President, Global Total Rewards. Ms. Board has also held various corporate positions in both the pharmaceutical and hotel industries. Ms. Board holds a Bachelor of Commerce from Ryerson University in Canada, is a Certified Compensation Professional (CCP), a Global Remuneration Professional (GRP) and holds a Certificate in Corporate Sustainability from New York University (NYU – Sterns) in the United States.

Eban Bari, VP, Finance – Mr. Bari is a senior finance professional with over 20 years of experience in financial reporting across complex multi-national organizations. Prior to joining Triple Flag, he spent nine years at Barrick and most recently as Senior Director Financial Reporting. He holds a CPA designation in Canada as well as in the United States (Illinois). Mr. Bari holds a Bachelor of Commerce (Honours) from the University of Toronto in Canada.

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John Cash, Senior Advisor, Mining Engineering – Mr. Cash is a technical mining professional with 30+ years of mining experience including many years supervising large multi-functional technical groups in the gold mining industry, both in mine operations and regional/corporate environments. Prior to joining Triple Flag, he was a senior mining consultant at Hatch and independently; completing various optimization and due diligence projects for mining and financial investment companies. Prior to that he spent 29 years at Barrick, most recently as Vice President, LOM Planning & Growth.

Leshan Daniel, Managing Director, Finance – Ms. Daniel is a finance professional with several years of experience in financial reporting and compliance. Prior to joining Triple Flag, she spent 15 years with Barrick, most recently as Director of Finance. Ms. Daniel is a chartered accountant and CFA charter holder. She holds a Bachelors of Accounting and Finance degree from The London School of Economics and Political Science in the UK.

CORPORATE CEASE TRADE ORDERS

None of the directors or executive officers of the Company is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

BANKRUPTCIES

Other than as set out below, none of the directors or executive officers of the Company, nor, to the Company’s knowledge, any other shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years prior to the date of this AIF, (a) been a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation related to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Susan Allen served as a director of A Brand Company, Inc. (“Brand Company”), a privately-held U.S. promotions and marketing firm, from March 2016 to June 2020, at which time it completed a sale of its U.S. assets. Ms. Allen also served as a director of BrandAlliance, Inc., a Canadian Brand Company subsidiary whose assets were not included in the sale, from February 2018 until her resignation on June 1, 2020. On June 1, 2020, BrandAlliance, Inc. filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a receiver was appointed.

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PENALTIES & SANCTIONS

None of the directors or executive officers of the Company, nor, to the Company’s knowledge, any shareholder holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court related to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

CONFLICTS OF INTEREST

To the Company’s knowledge, there are no existing potential conflicts of interest among the Company or its subsidiaries and the directors or officers of the Company or its subsidiaries as a result of their outside business interests as at the date of this AIF. Certain members of our Board are also members of the boards of directors or serve in similar positions with other public companies. Our Board has not adopted a director interlock policy but will keep informed of other public directorships held by its members. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

The Company’s directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Company and are also required to comply with the conflict of interest provisions of the CBCA. A director who has a material interest in a matter before our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to recuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. The contract or transaction resulting from the matter is not invalid, and the director is not accountable to the Company or its shareholders for any profits realized from the contract or transaction, because of the director’s interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors that considered the contract or transaction, if the interest was properly disclosed as detailed above, the directors approved the contract or transaction, and the contract or transaction was reasonable and fair to the Company when it was approved. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict of interest.

The directors and officers of the Company have been advised of their obligations to act at all times in good faith and in the interest of the Company and to disclose any conflicts to the Company if and when they arise. Further, our directors and executive officers are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of our common shares.

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PROMOTER

Each of Co-Invest LP and Aggregator may be considered a promoter of the Company within the meaning of applicable securities legislation. As of December 31, 2021, Co-Invest LP owned or controlled, directly or indirectly, 92,275,866 common shares, representing approximately 59% of the issued and outstanding common shares and Aggregator owned or controlled, directly or indirectly, 37,987,680 common shares, representing approximately 24% of the issued and outstanding common shares.

On July 15, 2020, the Company issued 37,987,680 common shares to Aggregator for an aggregate subscription price of $370 million and Aggregator transferred such shares to Co-Invest Luxco on July 24, 2020. The proceeds of the aggregate subscription price were used to fund investments of the Company.

LEGAL PROCEEDINGS & REGULATORY ACTIONS

We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations.

There have been no penalties or sanctions imposed against Triple Flag by a court related to securities legislation or by a securities regulatory authority during fiscal 2021 and there have been no other penalties or sanctions imposed by a court or regulatory body against Triple Flag that would likely be considered important to a reasonable investor in making an investment decision. Triple Flag has not entered into any settlement agreement before a court related to securities legislation or with a securities regulatory authority during fiscal 2021.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this AIF, there are no other material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of the aggregate votes attached to the common shares, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the common shares of Triple Flag is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

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MATERIAL CONTRACTS

The only material contracts entered into by the Company as of the date of this AIF or before such time that are still in effect, other than material contracts entered into in the ordinary course of business, are the investor rights agreement dated as of May 26, 2021 between the Company, Co-Invest LP and Co-Invest Luxco and the amended and restated credit agreement dated as of November 8, 2019 between the Company and the lenders. The investor rights agreement and the amended and restated credit agreement (with all amendments) are available on SEDAR at www.sedar.com under the Company’s profile.

INTERESTS OF EXPERTS

Certain technical and scientific information contained in this AIF was reviewed or approved in accordance with NI 43-101 by James Dendle of the Company, a “qualified person” as defined in NI 43-101. To the knowledge of the Company, Mr. Dendle held less than 1% of the outstanding securities of the Company, or of any associate or affiliate thereof as of the date hereof, when he reviewed and approved the technical and scientific information contained in this AIF. Mr. Dendle did not receive, and will not receive, any direct or indirect interest in any securities of the Company or of any associate or affiliate thereof in connection with the review and approval of such technical and scientific information.

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent auditor’s report dated February 22, 2022 in respect of the Company’s consolidated financial statements as at December 31, 2021 and 2020 and for the years then ended. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct.

ADDITIONAL INFORMATION

Additional information related to Triple Flag is available electronically on SEDAR at www.sedar.com and on its website at www.tripleflagpm.com. Additional financial information is provided in Triple Flag’s Financial Statements and MD&A for its most recently completed financial year.

AUDIT COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees (“NI 52-110”).

Audit Committee Charter

The Audit Committee Charter (the “Charter”) is attached as Appendix A to this AIF. The Charter was prepared and approved on May 3, 2021. The Charter also ensures risk management oversight is performed by the Audit Committee. The Audit Committee performs its risk management oversight through review of the Company’s major financial risk exposures and making recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures.

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Composition of the Audit Committee

As of December 31, 2021, the Audit Committee was composed of the following three directors: Susan Allen, Dawn Whittaker and Peter O’Hagan, all of whom are persons determined by our Board to be both independent directors and financially literate within the meaning of NI 52-110. Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For additional details regarding the relevant education and experience of each member of our Audit Committee, see “Directors Officers”.

Pre-Approval of Fees

The Board, upon the recommendation of the Audit Committee, has adopted policies and procedures regarding services provided by external auditors whereby specific proposals for audit services, and permitted non-audit services must be pre-approved by the Audit Committee.

The Company prohibits the external auditors from providing any of the following types of non-audit services:

●	recordkeeping services;
●	internal audit services;
●	management functions; and
●	valuation services; and any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The external auditor is not precluded from providing tax or advisory services that do not fall within any the categories described above, unless they would reasonably be expected to compromise the independence of the external auditor.

Fees

For the years ended December 31, 2021 and 2020, PwC was paid fees from the Company as detailed below:

	2021	2020
Audit fees[1]	$382,321	$125,034
Tax fees[2]	69,794	193,176
All other fees[3]	185,571	125,190
Total	$637,686	$443,400

1.	Audit fees are reported on an accrual basis for the relevant year and include out-of-pocket expenses and administrative fees.
2.	Tax fees related to tax compliance services.
3.	All other fees are the aggregate fees paid for products and services other than those reported above, which comprise mainly prospectus and translation related services incurred by PwC in relation to certain required procedures undertaken in connection with our IPO.

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APPENDIX A – AUDIT COMMITTEE CHARTER

TRIPLE FLAG PRECIOUS METALS CORP.

AUDIT COMMITTEE CHARTER
(the “Charter”)

INTRODUCTION

This Charter sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Triple Flag Precious Metals Corp. (the “Company”).

1.	STATEMENT OF PURPOSE

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

●	financial reporting and related financial disclosure;

●	risk management (including risks relating to information security, cyber security and data protection);

●	internal control over financial reporting and disclosure controls and procedures;

●	the annual independent audit of the Company’s financial statements;

●	legal and regulatory compliance;

●	related party transactions; and

●	compliance with public disclosure requirements.

2.	COMMITTEE MEMBERSHIP

The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than three (3) Members. Each Member shall be independent and financially literate within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) and any other applicable securities laws and the rules of any stock exchanges upon which the Company’s securities are listed. NI 52-110 requires, among other things, that to be independent, a Member be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment. No Member shall: (i) accept, directly or indirectly, any consulting or advisory or other compensatory fee from the Company or any of its subsidiaries (other than remuneration for acting in his or her capacity as a member of the Board and as a member of Board Committees), (ii) be an “affiliated entity” within the meaning of NI 52-110, (iii) serve as a partner, shareholder or officer of an organization that has a relationship with the Company, (iv) have been an employee of the Company within the last three years, or (v) have an immediate family member who is, or has been in the last three years, the Chief Executive Officer or Chief Financial Officer of the Company, or a Vice-President or Managing Director of the Company (each, an “executive officer”).

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Members shall be appointed by the Board, taking into account any recommendation that may be made by the Compensation & ESG Committee of the Board. Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board, taking into account any recommendation that may be made by the Compensation & ESG Committee. If a vacancy exists on the Committee, the remaining Members may exercise all of the Committee’s powers so long as there is a quorum in accordance with Section  3 below.

Chair

The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”) and the Chair may be removed or replaced at any time by the Board, in both cases, taking into account any recommendation that may be made by the Compensation & ESG Committee.

Qualifications

Subject to the permitted phase-in periods contemplated by Section 3.2 and Section 3.8 of NI 52-110, all Members shall be independent and financially literate as described above. Members must have suitable experience and must be familiar with auditing and financial matters.

Attendance of Management and other Persons

The Committee may invite, at its discretion, executive officers of the Company or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. The Committee may also require executive officers or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. Executive officers and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may meet without executive officers in attendance for a portion of any meeting of the Committee.

Delegation

Subject to applicable law, the Committee may delegate any or all of its functions to any of its Members or any subset thereof, or other persons, from time to time as it sees fit.

3.	COMMITTEE OPERATIONS

Meetings

The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

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At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested.

Agenda and Reporting

To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the Board following approval of the minutes by the Members. The Committee shall oversee the preparation of, review and approve the applicable disclosure for inclusion in the Company’s annual information form.

Secretary and Minutes

The secretary of the Company may act as secretary of the Committee unless an alternative secretary is appointed by the Committee. The secretary of the Committee shall keep regular minutes of Committee proceedings and shall circulate such minutes to all Members and to the chair of the Board (and to any other director of the Board that requests that they be sent to him or her) on a timely basis.

Quorum and Procedure

A quorum for any meeting of the Committee will be a simple majority of the Members in office. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised by a simple majority of Members at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as Chair of any meeting.

Exercise of Power between Meetings

Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.

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4.	DUTIES AND RESPONSIBILITIES

The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board, as well as any other functions that may be necessary or appropriate for the performance of its duties.

Financial Reporting and Disclosure

Review and recommend to the Board for approval, the interim and audited annual financial statements, including the auditors’ report thereon, management’s discussion and analysis, financial reports, press releases related to such financial statements and reports, and other applicable financial disclosure, prior to the public disclosure of such information.

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents, prior to the public disclosure of such documents or information.

Review with executive officers of the Company, and with external auditors, significant accounting principles (including any significant changes in the Company’s selection or application of accounting principles) and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, as applicable.

Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls (including any special audit steps adopted in light of material control deficiencies) and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

Risk Management

Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

Review and make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks (including those risks related to information security, cyber security and data protection) and implementation of appropriate systems and controls to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

Internal Controls and Internal Audit

Review the adequacy and effectiveness of the Company’s internal control and management information systems through discussions with executive officers of the Company and the external auditor relating to the maintenance of (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at any particular time.

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Satisfy itself, through discussions with executive officers of the Company that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.

Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions.

External Audit

Recommend to the Board a firm of external auditors to be nominated for appointment as the external auditors of the Company.

Ensure the external auditors report directly to the Committee on a regular basis. Review the independence of the external auditors.

Review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors.

Review and approve the audit plan of the external auditors, including the scope and staffing of the audit, prior to the commencement of the audit. Establish and maintain a direct line of communication with the Company’s external auditors.

Meet in camera with (i) only the auditors, (ii) only executive officers of the Company (without the auditors present), or (iii) only the Members (without the auditors or executive officers of the Company present), where and to the extent that such parties are present, at any meeting of the Committee.

Oversee the work of the external auditors of the Company with respect to preparing and issuing an audit report or performing other audit or review services for the Company, including the resolution of issues between executive officers of the Company and the external auditors regarding financial reporting.

Review the results of the external audit and the external auditors’ report thereon, including discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with executive officers of the Company and any other matters.

Review any material written communications between executive officers of the Company and the external auditors and any significant disagreements between the executive officers and the external auditors regarding financial reporting.

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

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Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.

Recommend to the Board any change of the external auditors and oversee any such change to ensure compliance with NI 52-110 and any other applicable securities laws and the rules of any stock exchanges upon which the Company’s securities are listed.

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

Review and assess, at least annually, the performance of the external auditors, including the review of a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues.

Ensure receipt from the external auditors of a formal written statement on an annual basis describing the relationship between the external auditors and the Company.

Associated Responsibilities

Monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:

●	the receipt, retention and treatment of complaints received by the Company regarding accounting and internal accounting controls or auditing matters;

●	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

●	any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Company’s Code of Conduct.

Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.

Non-Audit Services

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities, in accordance with NI 52-110 and other applicable securities laws, if any. The Committee may delegate to one or more of its Members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

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Funding

The board and management will ensure that the audit committee has adequate funding to fulfill its duties and responsibilities, as determined by the Committee, in its capacity as a committee of the board, for payment of:

●	compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

●	compensation to any advisers employed by the Committee as independent counsel or otherwise, as the audit committee determines necessary to carry out its duties; and

●	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Other Duties

Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.

5.	THE COMMITTEE CHAIR

In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.

6.	COMMITTEE EVALUATION

The performance of the Committee shall be evaluated by the Board as part of its regular evaluation of the Board committees.

7.	ACCESS TO INFORMATION AND AUTHORITY TO RETAIN INDEPENDENT ADVISORS

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. In selecting such advisors, consultants and experts, the Committee shall take into account factors relevant to their independence from the Company’s management and other relevant considerations.

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The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisors, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Board are subject under applicable law.

The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the executive officers of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are directors of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with the constating documents of the Company and all applicable laws and rules. Certain of the provisions of this Charter may be modified or superseded by the provisions of the investor rights agreement between the Company and certain of its shareholders (the “Investor Rights Agreement”). In the event of a conflict between this charter and the Investor Rights Agreement, the Investor Rights Agreement shall prevail.

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

8.	REVIEW OF CHARTER

This Charter shall be reviewed by the Committee at least annually and be submitted to the Board for approval with such amendments as the Committee proposes. This Charter shall also be posted on the Company’s website.

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